UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number:  001-16601

FRONTLINE PLC
(Translation of registrant's name into English)

8, Kennedy Street, Iris House, Off. 740B, 3106 Limmasol, Cyprus
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release issued by Frontline plc (the “Company”) on April 28, 2023, announcing the filing of its annual report for the year ended December 31, 2022.

Attached hereto as Exhibit 2 is a copy of the Company’s annual report for the year ended December 31, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE PLC (registrant)

Dated: May 1, 2023	By:	/s/ Inger M. Klemp
Name: Inger M. Klemp
Title: Principal Financial Officer

EXHIBIT 1
FRO – Filing of Annual Report

28.04.2023

Frontline plc (the “Company”) announces the filing of its annual report for the year ended December 31, 2022.

The annual report can be downloaded from the Company’s website www.frontlineplc.cy or from the link below. Additionally, shareholders can request a hard copy of our complete audited financial statements free of charge by writing us at:

John Kennedy,
8 Iris Building, 7th floor, Flat/Office 740B,
3106, Limassol, Cyprus.

or send an e-mail to ir@frontmgt.no

April 28, 2023
Frontline plc
Limassol, Cyprus.

Questions should be directed to:

Lars H. Barstad: Chief Executive Officer, Frontline Management AS
+47 23 11 40 00

Inger M. Klemp: Chief Financial Officer, Frontline Management AS
+47 23 11 40 00

This information is subject to the disclosure requirements pursuant to section 5 -12 of the Norwegian Securities Trading Act.

Attachments

●  5493004BCIKYU1YL3H63-2022-12-31-en
●  Annual Report 2022 20-F
●  Annual Report 2022

EXHIBIT 2

ANNUAL REPORT AND FINANCIAL STATEMENTS 2022

FRONTLINE PLC

CONTENTS

BOARD OF DIRECTORS AND OTHER OFFICERS	3

STATEMENT OF THE MEMBERS OF THE BOARD OF DIRECTORS AND OTHER RESPONSIBLE PERSONS OF THE COMPANY FOR THE FINANCIAL STATEMENTS	5

CORPORATE GOVERNANCE REPORT	6

REMUNERATION REPORT	14

MANAGEMENT REPORT	18

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS	46

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME	47

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION	48

CONSOLIDATED STATEMENTS OF CASH FLOWS	50

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY	52

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	53

PARENT COMPANY FINANCIAL STATEMENTS AND NOTES	106

INDEPENDENT AUDITOR’S REPORT	124

Throughout this annual report, the “Company,” “we,” “us” and “our” all refer to Frontline plc and its subsidiaries. We use the term deadweight ton, or dwt, in describing the size of vessels. Dwt, expressed in metric tons, which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. The Company operates oil tankers of two sizes: very large crude carriers, or VLCCs, which are between 200,000 and 320,000 dwt, and Suezmax tankers, which are vessels between 120,000 and 170,000 dwt. The Company also operates LR2/Aframax tankers, which are clean product tankers and range in size from 111,000 to 115,000 dwt. Unless otherwise indicated, all references to “USD,” “US$” and “$” in this annual report are U.S. dollars.
Frontline Plc – Annual Report and Financial Statements 2022

FRONTLINE PLC
BOARD OF DIRECTORS AND OTHER OFFICERS
2022

Our directors and executive officers, along with start or end date to the extent applicable to the reporting period, are as follows:

Name	Position	Start date	End date
Ola Lorentzon	Chairman and Non-Executive Director	not applicable	not applicable
John Fredriksen	Non-Executive Director	not applicable	not applicable
James O’Shaughnessy	Non-Executive Director and Audit Committee Chairman	not applicable	not applicable
Ole B. Hjertaker	Non-Executive Director	May 2, 2022	not applicable
Steen Jakobsen	Non-Executive Director	May 2, 2022	not applicable
Marios Demetriades	Non-Executive Director and Audit Committee member	October 4, 2022	not applicable
Tor Svelland	Non-Executive Director	not applicable	May 2, 2022
Jens Martin Jensen	Non-Executive Director	not applicable	September 30, 2022
Lars H. Barstad	Chief Executive Officer of Frontline Management AS	not applicable	not applicable
Inger M. Klemp	Chief Financial Officer of Frontline Management AS	not applicable	not applicable

Certain biographical information about each of our current directors and executive officers is set forth below.

Ola Lorentzon has been Director of the Company since May 2015. Mr. Lorentzon was the Managing Director of Frontline Management AS, a subsidiary of the Company, from April 2000 until September 2003. Mr. Lorentzon has served as a director of Flex LNG Ltd. since June 2017 and is also a director and Chairman of Golden Ocean and a director of Erik Thun AB. Mr Lorentzon was appointed Chairman of the Company in May 2021.

John Fredriksen has served as a Director of the Company since November 3, 1997. Mr. Fredriksen was a director of Frontline 2012 at the date of the merger between the Company and Frontline 2012 Ltd. Mr. Fredriksen is also a Director of a related party Golden Ocean, a Bermuda company listed on Nasdaq and the OSE whose principal shareholder is Hemen. As of March 2023, Mr. Fredriksen also serves on the Supervisory Board of Euronav.

James O’Shaughnessy has been a Director and member of the Audit Committee of the Company since September 2018. Mr. O’Shaughnessy served as an Executive Vice President, Chief Accounting Officer and Corporate Controller of Axis Capital Holdings Limited up to March 26, 2012. Prior to that Mr. O’Shaughnessy has among others served as Chief Financial Officer of Flagstone Reinsurance Holdings and as Chief Accounting Officer and Senior Vice President of Scottish Re Group Ltd., and Chief Financial Officer of XL Re Ltd. at XL Group plc. Mr. O’Shaughnessy received a Bachelor of Commerce degree from University College, Cork, Ireland and is both a Chartered Director, Fellow of the Institute of Chartered Accountants of Ireland and an Associate Member of the Chartered Insurance Institute of the UK. Mr. O’Shaughnessy also serves as a director and member of the audit committees of SFL, Golden Ocean, Archer Limited, Avance Gas, ST Energy Transition I Ltd., CG Insurance Group and Catalina General.

Ole B. Hjertaker has been a Director of the Company since May 2022. Mr. Hjertaker is employed by SFL Management AS and has served as Chief Executive Officer since July 2009, prior to which he served as Chief Financial Officer from September 2006. Prior to joining SFL, Mr. Hjertaker was employed in the Corporate Finance division of DNB Markets, a leading shipping and offshore bank. Mr. Hjertaker has extensive corporate and investment banking experience, mainly within the maritime/transportation industries, and holds a Master of Science degree from the Norwegian School of Economics and Business Administration. Mr. Hjertaker also serves as a director of SFL Corporation Ltd. and as chairman of NorAm Drilling AS.

Steen Jakobsen has served as a director of Flex LNG Ltd. since March 2021. Mr. Jakobsen joined Saxo Bank in 2000 and serves as Chief Investment Officer. Mr. Jakobsen was the founder of then Saxo Bank’s renowned Outrageous Predictions. Prior to joining Saxo Bank, he worked with Swiss Bank Corp, Citibank, Chase Manhattan, UBS and served as Global Head of Trading, FX and Options at Christiania (now Nordea). Mr. Jakobsen graduated from the University of Copenhagen in 1989 with a MSc in Economics.

Marios Demetriades has been a Director of the Company since October 2022 and member of the audit committee since November 2022. Mr. Demetriades is an experienced financial services professional with significant experience as a Non-Executive Director in various listed and private companies in the banking, infrastructure and shipping industries, namely as

Frontline Plc – Annual Report and Financial Statements 2022

Non-Executive Director and Chairman of the audit and risk committees of Gordian Holdings Ltd.; Non-Executive Director and member of the audit and risk committees of FxPro Financial Services Ltd.; Non-Executive Director, Chairman of the audit committee and member of the risk and compliance committees of BnkPro Europe Ltd and BnkPro Ltd.; and Non-Executive Director and Deputy Chairman of ADS Maritime Holdings. He previously served as the Minister of Transport, Communications and Works for the Republic of Cyprus from 2014 to 2018 and held various positions in the accounting, investment and banking sectors. He is a qualified Chartered Accountant and Chartered Financial Analyst holder and a member of the CFA Institute, the Institute of Chartered Accountants in England and Wales and the Institute of Certified Public Accountants of Cyprus (ICPAC). Mr. Demetriades is a Cypriot citizen and resides in Cyprus.

Lars H. Barstad has served as Chief Executive Officer of Frontline Management AS since October 2020, and as Commercial Director since 2015. Mr. Barstad has close to 18 years’ experience in the wider shipping and oil trading industry, firstly as Director of Imarex Pte Ltd (now Marex) in Singapore. He joined Glencore Ltd in 2007, working in London as head of FFA trading. In 2012 he moved to Noble Group Ltd, heading up their freight derivatives desk in London with a cross commodities mandate. Mr. Barstad holds a BSc in Financial Economics from BI Norwegian Business School.

Inger M. Klemp has served as Chief Financial Officer of Frontline Management AS since June 1, 2006 and served as principal financial officer of Frontline 2012 at the date of the merger between the Company and Frontline 2012 Ltd. Mrs. Klemp has served as a director of Independent Tankers Corporation Limited since February 2008 and has served as Chief Financial Officer of Golden Ocean from September 2007 to March 2015. Mrs. Klemp served as Vice President Finance from August 2001 until she was promoted in May 2006. Mrs. Klemp graduated as MSc in Business and Economics from the Norwegian School of Management (BI) in 1986. Prior to joining the Company, Mrs. Klemp was Assistant Director Finance in Color Group ASA and Group Financial Manager in Color Line ASA, an OSE listed company and before that was Assistant Vice President in Nordea Bank Norge ASA handling structuring and syndication of loan facilities in the international banking market and a lending officer of Danske Bank A/S.

K. C. SAVERIADES & CO. LLC
COMPANY SECRETARY
John Kennedy Street,
IRIS House, Office 740B,
3106 Limassol, Cyprus

Frontline Plc – Annual Report and Financial Statements 2022

FRONTLINE PLC
STATEMENT OF THE MEMBERS OF THE BOARD OF DIRECTORS AND OTHER RESPONSIBLE
PERSONS OF THE COMPANY FOR THE FINANCIAL STATEMENTS
2022

In accordance with Article 9 sections (3c) and (7) of the Transparency Requirements (Securities for Trading on Regulated Markets) Law of 2007, 2009, 2012 and 2016 of Cyprus (“Law”) we, the members of the Board of Directors and other responsible persons for the consolidated financial statements and the financial statements of Frontline Plc (“the Company”), for the year ended December 31, 2022 confirm that, to the best of our knowledge:

a) the consolidated financial statements and the financial statements of the Company for the year ended December 31, 2022 which are presented on pages  to .

(i) were prepared in accordance with International Financial Reporting Standards, as adopted by the European Union in accordance with provisions of Article 9, section 4 of the Law, and
(ii) give a true and fair view of the assets and liabilities, the financial position and the profit or losses of Frontline Plc, and the business that are included in the financial statements as a total, and

b) the Management Report provides a fair review of the developments and the performance of the business as well as the financial position of Frontline Plc, together with a description of the principal risks and uncertainties that they are facing.

Limassol, April 27, 2023

Frontline Plc – Annual Report and Financial Statements 2022

FRONTLINE PLC
CORPORATE GOVERNANCE REPORT
2022

Introduction

The Company was registered and is validly existing and in good standing as a Cyprus public company limited by shares, under registration number 442213 as from December 30, 2022 following its redomiciliation from Bermuda to Cyprus pursuant to the provisions of sections 354 B-H of the Cyprus Companies’ Law Cap. 113 (the “Law”).

The Amended and Restated Memorandum and Articles of Association of the Company were approved by a special resolution of the shareholders of the Company dated December 20, 2022 and were rendered effective by operation of law on December 30, 2022, the date on which the Company was officially redomiciled to Cyprus. The purposes and powers of the Company are set forth in section 3(1)-(44) of the Company’s Memorandum of Association.

Prior to the redomiciliation, Frontline Ltd.’s ordinary shares were listed on the New York Stock Exchange (“NYSE”) and Oslo Stock Exchange (“OSE”) under the symbol “FRO.” Upon effectiveness of the Redomiciliation, the Company’s ordinary shares continue to be listed on the NYSE and OSE. The NYSE is our primary listing and the OSE is our secondary listing.

Part A

In accordance with section 4.4(1) of the Oslo Børs Rule Book II, as a Company registered in Cyprus with a secondary listing on the OSE and with Norway as its host state, we may prepare our corporate governance report in accordance with a code of practice equivalent to the Norwegian Code of Practice for Corporate Governance that is applicable in the state where we are registered or in our primary market. We do not use the code of practice applicable in our primary market as pursuant to an exception under the NYSE listing standards available to foreign private issuers, we are not required to comply with all of the corporate governance practices followed by U.S. companies under the NYSE listing standards. As such, we have prepared this corporate governance report in accordance with the Cyprus Stock Exchange Corporate Governance Code 5th revised edition - January 2019 (“CSE Code”) which is publicly available on the Cyprus Stock Exchange’s website at www.cse.com.cy.

The Company is not required to comply with the CSE Code, the Norwegian Code of Practice for Corporate Governance, or the corporate governance practices followed by U.S. companies under the NYSE listing standards. The Company has reported the extent to which its current corporate governance practices align with the principles and underlying applicable provisions of the CSE Code on a comply or explain basis. The Company’s corporate governance practices as documented herein are applicable throughout the consolidated group to which it belongs.

Part B

The Company’s current corporate governance practices align with the principles and underlying applicable provisions of the CSE Code, except as follows:

•       Α.1.2 and A.1.3 - The Board does not currently have a formal schedule of matters specifically reserved for its decision. Although a schedule has not yet been formalized, the required matters as per the provision are subject to the Board of Directors’ decisions.
•
A.2.2 - The Board of Directors is comprised of non-executive directors only who are responsible for overseeing our management led by our Chief Executive Officer. The Board of Directors considers this to be an appropriate governance and management structure.

•
A.4.1 - The Nomination Committee is comprised of two directors neither of which is designated as the Chairman. The designation of a Chairman is not considered necessary given the composition of the committee.

•
B.1 - The Company does not have a formalized policy on executive Director’s remuneration and for fixing the remuneration packages of individual Directors. The Company is in the process of preparing a formal remuneration policy.

•
B.3 (Disclosure): The Company’s Report on Corporate Governance should contain a statement of the remuneration policy and related criteria as well as details of the remuneration of the Executive and Non-Executive Directors. The Company does not have a formalized policy on executive Director’s remuneration and for fixing the remuneration packages of individual Directors. The Company is in the process of preparing a formal remuneration policy.

•	C.3.7 - The Board has not appointed an executive as the Compliance with Code of Corporate Governance Officer as the Company is not required to comply with such a code.
Frontline Plc – Annual Report and Financial Statements 2022

•
C.3.10 - the Company’s internal audit function does not follow the International Standards for the Professional practice of Internal Auditing, of the International Institute of Internal Auditors. Instead, the Company’s internal audit function follows the relevant standards to support Management’s annual report on internal control over financial reporting as described in the report.

Corporate Governance Report 2022

The Board of Directors believes that sound corporate governance constitutes a fundamental factor in achieving the Company’s business strategy for the long-term benefit of its shareholders and all other stakeholders. The Board of Directors acknowledges that there is an on-going process of formulating corporate governance practices based on both international and local conditions. In light of the above, the following confirmations and reports are made:

1. Board of Directors

The Board of Directors is comprised of the following non-executive directors who are responsible for overseeing our management:

Name	Age	Position
Ola Lorentzon	73	Chairman and Non-Executive Director
John Fredriksen	78	Non-Executive Director
James O’Shaughnessy	59	Non-Executive Director and Audit Committee Chairman
Ole B. Hjertaker	56	Non-Executive Director
Steen Jakobsen	58	Non-Executive Director
Marios Demetriades	51	Non-Executive Director and member of the Audit Committee

The Company’s objective is to appoint board members with diversified educational and professional backgrounds in order to reflect a sufficiently wide range of experiences of corporate finance and/or the shipping industry, irrespective of age or gender.

As permitted under Cyprus law and our Articles of Association, four members of our Board of Directors, Mr. Ola Lorentzon, Mr. James O’Shaughnessy, Mr. Steen Jakobsen and Mr. Marios Demetriades are independent.

The Directors may exercise all the powers of the Company (save than those powers vested by Law or the Articles of Association to the General Meeting) including but not limited to borrowing or raising money, charging or mortgaging the Company’s undertaking, property or uncalled capital, issuing of debentures, debenture stock and other securities as security for any debt, loss or obligation of the Company or any third party and managing the day to day business affairs of the Company.

The Directors may grant retirement pensions or annuities or other gratuities or allowances including allowances on death to any Director or to the widow of or the dependents of any Director in respect of services rendered by him to the Company. Furthermore, the Company may make payments towards insurances or trusts in respect of a Director and may include rights in respect of such pensions, annuities and allowances in a Director’s terms of engagement, without being precluded from granting such retirement pensions or annuities or other gratuities or allowances not as a part and independently of the terms of any engagement but upon the retirement, resignation or death of a Director as the Board of Directors may decide. The Directors may also establish and maintain any employees’ share scheme, share option or share incentive scheme approved by ordinary resolution of the shareholders whereby selected employees (including Directors) are given the opportunity of acquiring shares in the capital of the Company.

Pursuant to the Articles of Association the following Directors’ Committees each comprising of two Directors have been constituted:
i.	Audit Committee;
ii.	Nomination Committee;
iii.	Remuneration Committee.

Our Audit Committee currently consists of two independent directors, Mr. James O’Shaughnessy, the Audit Committee Chairman and Financial Expert, and Mr. Marios Demetriades.
Frontline Plc – Annual Report and Financial Statements 2022

Our nomination committee, established in February 2023, consists of one independent director, Mr. Ola Lorentzon, and one director, Mr. Ole B. Hjertaker, and is responsible for identifying and recommending potential candidates to become board members and recommending directors for appointment to board committees.

Our remuneration committee, established in February 2023, consists of two independent directors, Mr. Ola Lorentzon and Mr. Marios Demetriades, and is responsible for establishing the executive officers’ compensation and benefits.

The Board of Directors met 20 times in the year ended December 31, 2022.

Subsequent to the redomiciliation from Bermuda to Cyprus, all the scheduled board meetings held each year are in principle physically held in Cyprus unless exceptionally another location is appropriate.

Pursuant to the Articles of Association and the Law, the minimum number of Directors shall be not less than two and pursuant to the Articles of Association the maximum number shall be limited to seven. The minimum and maximum number of directors can be increased or decreased by ordinary resolution of the General Meeting. Save if the majority of the Directors are residents of Cyprus the majority of Directors may not be resident of the same jurisdiction.

The Law and the Articles of Association do not prohibit a director from being a party to or otherwise having an interest in any transaction or arrangement with the Company or in which the Company is otherwise interested. However a Director who is in any way, whether directly or indirectly interested in a contract or proposed contract with the Company shall declare the nature of his interest at a meeting of the Directors in accordance with the procedure specified by the Law. Furthermore pursuant to Article 93 of the Articles of Association any Director or any company or partnership which or of which any Director is a shareholder, partner or director may transact with the Company and share in the profits of any contract or arrangement with the Company as if he were not a Director and to personally gain any profit or benefit that may result as a consequence of such contract or arrangement. A Director shall not vote on any subject in respect of such contract or arrangement and if he does so vote his vote shall not be counted and shall also not be counted for the purpose of determining whether a quorum is present at the meeting of the Directors.

Directors are elected or re-elected by an ordinary resolution of the shareholders in General Meeting. In the premises, a person holding a majority of voting shares of the Company will be able to elect all of the Directors and to prevent the election of any person whom such shareholder does not wish to be elected. There are no provisions for cumulative voting in the Law or the Articles of Association of the Company and the Company’s Articles of Association do not contain any super-majority voting requirements.

Pursuant to the Articles of Association, Directors hold office for a period of one year from the date of their appointment or until the following Annual General Meeting of the Company (if their appointment was effected after the date of the previous Annual General Meeting) whereby they shall be eligible at the following Annual General Meeting to re-election for subsequent one year terms.

The existing Directors and the shareholders by ordinary resolution in General Meeting have the right to appoint at any time and from time to time any persons as Directors either to fill a vacant position or in addition to the existing directors subject to the maximum number specified in the Articles of Association.

There are also procedures in the Articles of Association for the removal of one or more directors by the shareholders before the expiration of his or her term of office. Shareholders holding 5% or more of the voting shares of the Company may require the Directors to convene a shareholder meeting to consider a resolution for the removal of a director or place a proposal for such resolution in the agenda of a General Meeting already called by Directors. Such resolution can be approved by simple majority of the shareholders notwithstanding anything in the Articles of Association or in any agreement between the Company and such Director. Such removal shall be without prejudice to any claim the Director may have for damages for breach of any contract of service between him and the Company. Any vacancy created by such removal may be filled at the meeting by the election of another person by the shareholders or in the absence of such election, by the Directors.

Pursuant to the Articles of Association the office of Director shall be vacated if the Director:
i.	becomes bankrupt or makes any arrangement or composition with his creditors generally;
ii.
becomes prohibited from being a Director by reason of (a) being convicted of an offence in connection with the promotion, formation or management of a company and (b) a Cyprus Court of appropriate jurisdiction has consequently issued an injunction prohibiting such Director from taking part in the management of a company for a period not exceeding five years;

Frontline Plc – Annual Report and Financial Statements 2022

iii.	becomes of unsound mind;
iv.	resigns by notice in writing to the Company; or
v.	shall for more than six months have been absent without permission of the Directors from at least three consecutive duly convened meetings of the Directors.

Pursuant to the Law, any provision whether contained in the articles of association or in any contract with a company to discharge any director of the company or to cover against any liability that under any rule of law he would otherwise have in respect of any negligence, omission, breach of duty or breach of trust such officer may be guilty of, shall be void. However, it is possible for a company to indemnify any such officer for any liability arising in him for the defense of any proceedings whether civil or criminal in which a judgement was made in his favor or in which he was acquitted.

In alignment with the Law, the Articles of Association (Article 143) provide that the Directors shall be indemnified and secured harmless out of the assets and profits of the Company from and against all actions, costs, charges, losses, damages and expenses which they or any of them shall or may incur by reason of any contract entered into or any act done, concurred in or omitted in or about the execution of their duties except such (if any) as they shall incur or sustain by or through their own willful act, neglect or default.

2. Director’s Remuneration

The Company established a Remuneration Committee in February 2023, comprising two independent directors, Mr. Ola Lorentzon and Mr. Marios Demetriades. The Company is in the process of preparing a formal remuneration policy. Refer to the 2022 Remuneration Report for further details.

3. Accountability and Audit

We currently have an Audit Committee, which is responsible for overseeing the quality and integrity of our financial statements and our accounting, auditing and financial reporting practices, our compliance with legal and regulatory requirements, the independent auditor’s qualifications, independence and performance and our internal audit function. In 2018, Mr. James O’Shaughnessy was appointed to serve on the Audit Committee. Mr. James O’Shaughnessy is the Chairperson of the Audit Committee and the Audit Committee Financial Expert. In 2022, Mr. Marios Demetriades was appointed to serve on the Audit Committee. We have determined that a director may sit on the board of three or more audit committees and such simultaneous service would not impair the ability of such member to effectively serve on the Board or Audit Committee. Under Cyprus law, we are required to have an audit committee with a majority of independent members. The Audit Committee Charter, which is available on the Company’s website, has been adopted by the Board of Directors and governs the operation of the Audit Committee.

Disclosure Controls and Procedures

Management assessed the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of the end of the period covered by this annual report as of December 31, 2022. Based upon that evaluation, the principal executive officer and principal financial officer concluded that the Company’s disclosure controls and procedures are effective as of the evaluation date.

Management’s annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting.

Internal control over financial reporting is a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

i.	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
ii.
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with the authorizations of Company’s management and directors; and

Frontline Plc – Annual Report and Financial Statements 2022

iii.	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted the evaluation of the effectiveness of the Company’s internal controls over financial reporting using the control criteria framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its report entitled Internal Control-Integrated Framework (2013).

Our management with the participation of our principal executive officer and principal financial officer assessed the effectiveness of the design and operation of the Company’s internal controls over financial reporting as of December 31, 2022. Based upon that evaluation, our management with the participation of our principal executive officer and principal financial officer concluded that the Company’s internal controls over financial reporting are effective as of December 31, 2022.

Changes in internal control over financial reporting

There were no changes in the Company’s internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Going concern

The Company intends to continue to function as a going concern for the next twelve months. We believe that cash on hand and borrowings under our current and committed credit facilities, along with cash generated from operating activities will be sufficient to fund our requirements for, at least, the twelve months from the date of this annual report.

4. Relationship with Shareholders

Shareholders Meetings

Pursuant to the Law and Article 51 of the Articles of Association each year the Company shall hold a general meeting as its annual general meeting in addition to any other meetings in that year and shall specify the meeting as such in the notices calling it and no more than 15 months shall elapse between the date of one annual general meeting and that of the next. The annual general meeting statutory requirement cannot be waived. All general meetings other than annual general meetings shall be designated as extraordinary general meetings. All business shall be deemed special that is transacted at an extraordinary general meeting and also all that is transacted at an annual general meeting with the exception of declaring a dividend, the consideration of the accounts, balance sheets and reports of Directors and auditors, the re-election of Directors and the appointment of and fixing of auditors’ remuneration.

Pursuant to Article 56 of the Company’s Articles of Association the necessary quorum for any general meeting annual or extraordinary shall be at least three (3) members present in person or by proxy and entitled to vote. The Law does not impose specific quorum requirements for any specific transactions. If the Company has one shareholder, such shareholder present in person or by proxy shall constitute quorum for any general meeting.

Subject to the provisions of section 126 (1A) of the Law the Directors upon application by shareholders of the Company who hold at the date of filing of the application no less than 1/20th of the paid-up capital of the Company carrying the right to vote must immediately duly convene an extraordinary general meeting for the purposes specified in such application.

Subject to the provisions of sections 127 (B)(1)(a)(b) of the Law any shareholder or shareholders which hold at least 5% of the issued share capital representing at least 5% of total voting rights shall have the right to add an item to the agenda of an annual general meeting provided that each such item is accompanied by stated reasons justifying its inclusion or a proposed resolution for approval at the general meeting and place a proposed resolution on a matter on the agenda of a general meeting. Extraordinary General Meetings may also be called at the discretion of the Directors.
Frontline Plc – Annual Report and Financial Statements 2022

There shall be a 21 day notice in writing at least for all general meetings but in the case of a general meeting other than the annual general meeting or a meeting for the passing of a special resolution there shall be a 14 day notice provided the Company offers technical facilitation to its shareholders to vote through electronic means and a special resolution that shortens the notice period to 14 days has been approved in the immediately preceding annual general meeting or at a meeting conducted after that meeting. The Directors may fix any date as the record date for determining those shareholders entitled to receive notice of and vote at a meeting.

Pursuant to Article 80 of the Company’s Articles of Association a resolution in writing approved by shareholders which in total represent at least 75% of voting shares shall be valid and effective as if the same had seen passed at a validly convened general meeting of the Company, provided that at least 28 clear days notice of the intention to propose the resolution is given to or served on all shareholders entitled to receive the resolution notice and to vote on the proposed resolution.

All general meetings are to be held at such time and place as the Directors shall determine. Following the Company’s redomiciliation to Cyprus the Directors have resolved that all general meetings of the Company shall be held in Cyprus.

Actions requiring the sanction and approval of the General Meeting

The key matters which require the approval of the shareholders include the following:

1.	Amendment of the Memorandum and Articles of Association (which requires approval of at least 75% of voting shares);

2.
Increase of share capital (which requires a simple majority when at least half of the issued share capital is represented. In any other case a majority of 2/3rds of the votes corresponding to the issued share capital represented is required);

3.	Reduction of share capital including the reduction of the share premium reserve account (which requires approval of at least 75% of voting shares);

4.	Consolidation and division of all or any of the share capital into shares of a larger or smaller amount (which requires a simple majority);

5.
Variation of the rights attached to any class of shares (which requires a simple majority when at least half of the issued share capital is represented. In any other case a majority of 2/3rds of the votes corresponding to the issued share capital represented is required);

6.	Issue of new shares with preferred, deferred or other special rights or such restrictions whether in regard to dividend, voting, return of capital or otherwise (which requires a simple majority);

7.	Conditions under which redeemable preference shares are liable to be redeemed at the option of the Company or the shareholders (which requires approval of at least 75% of voting shares);

8.	Purchase of Company’s own shares (which requires approval of at least 75% of the voting shares);

9.	Cross Border Merger whether the Company is the surviving or absorbed entity (which requires approval of at least 75% of voting shares);

10.
Approval of a plan or contract involving the transfer/sale of shares or any class of shares (which requires approval by the holders of shares not less than 9/10ths of the value of the shares to be transferred);

11.	Removal of Directors (which requires a simple majority).

The above stated voting approval percentages are set by the Law and as such cannot be varied or modified by the Company’s Articles of Association.

The shareholders are not permitted to pass any resolutions relating to the management of the Company’s business affairs unless there is a pre-existing provision in the Company’s Articles of Association which confers such rights on the shareholders.

Shareholders’ Rights
Frontline Plc – Annual Report and Financial Statements 2022

The shares of the Company are ordinary shares which do not confer redemption, conversion, sinking fund rights or other special rights to its holders. Pursuant to the Law and Article 66 of the Articles of Association every member shall have one vote for each share he holds. The shareholders of the Company are entitled to a percentage of dividends equal to their respective shareholding percentages in the issued share capital of the Company. There are no limitations on the right of non-Cypriots or non-residents of Cyprus to hold or vote on the Company’s ordinary shares.

Article 5 of the Company’s Articles of Association provides that the unissued authorized ordinary shares proposed to be issued pari passu with existing issued ordinary shares shall be at the disposal of the Directors which may exercise the powers of the Company without prior shareholder approval (subject to the Pre-Emption Right stated below) to offer, allot, grant options over or grant any right or rights to subscribe for such newly issued shares.

Pursuant to the Law and Article 21 of the Articles of Association all additional shares proposed to be issued for cash consideration shall, prior to issuance, be first offered to the existing shareholders in the nearest proportion to the number of shares already held by them at a date prescribed by the directors and such offer shall be made by a notice fixing the number of shares that provide a right to purchase shares which each shareholder is entitled to be allotted and restricting the time (which shall be not less than 14 days) in which the offer if not accepted shall be deemed as having been declined and under such circumstances the Directors may allot or otherwise dispose such shares in their discretion (the “Pre-Emption Right”).

The Pre-Emption Right cannot be excluded or restricted in the Articles of Association, but only by a decision of the shareholders in General Meeting. If the directors propose to the General Meeting an exclusion or restriction of the Pre-Emption Right they have the obligation to submit to the general meeting a written report stating the reasons for the restriction or exclusion of the Pre-Emption Right and justifying the issuing price proposed. The proposed restriction or exclusion may be specific to a specific proposed share issue or general provided that the maximum number of shares and the maximum period during which the relevant shares may be issued are indicated. The restriction or exclusion of the Pre-Emption Right requires shareholder approval by simple majority when at least half of the issued share capital is represented. In any other case a majority of 2/3rds of the votes corresponding to the issued share capital represented is required.

Pursuant to the Law and Article 50 of the Company’s Articles of Association the Company in General Meeting may approve by special resolution (75% and over of voting shares) the purchase or acquisition of its own shares either directly or through a person acting in his own name but on behalf of the Company. Pursuant and subject to the provisions of the Law, the monetary consideration of the act of acquisition by the Company of its own shares must be paid from the realized but not distributed profits of the Company.

The maximum period permitted for the Company to hold its own shares is two years. The consideration price for the acquisition of own shares shall not exceed by more than 5% the average market price of the Company’s shares during the last five stock exchange meetings prior to making of the purchase. The total nominal value of shares which can be acquired may not at any time exceed 10% of the issued share capital or 25% of the average value of the transactions which have been traded over the last thirty days prior to the acquisition, whichever of these amounts is the smallest.

Trusts

In alignment with the relevant provisions of the Law, Article 10 of the Articles of Association states that no person shall be recognized by the Company as holding any share upon any trust and the Company shall not be compelled or bound in any way to recognize any interest in any share equitable or otherwise or any other rights in respect to any share except an absolute right to the entirety thereof in the registered holder subject to the proviso that the Company may if it so desires and has been notified in writing thereof, recognize the existence of a trust on any share although it may not register the same in the Register of the Company.

In the premises the Company’s relationship is with the registered holder of the shares. If the registered holder holds the shares in trust for someone else (the beneficial owner) the beneficial owner may give instructions to the registered holder on how to vote on the shares. Conversely, the registered shareholder in exercising his right to appoint a proxy to attend and vote on its behalf in a general meeting, it may appoint the beneficial owner as the registered holder’s proxy.

Major Shareholdings

The following table presents certain information as of April 27, 2023, regarding the ownership of our ordinary shares with respect to each shareholder whom we know to beneficially own more than 5% of our outstanding ordinary shares.
Frontline Plc – Annual Report and Financial Statements 2022

Owner	Number of shares	%*
Hemen Holding Ltd.**	79,145,703	35.6%

*Based on issued share capital of 222,622,889.

** C.K. Limited is the trustee of two trusts (the “Trusts”) settled by Mr. John Fredriksen, one of our directors. The Trusts indirectly hold all of the shares of Hemen and Greenwich Holdings Limited, the sole shareholder of Hemen. Accordingly, C.K. Limited, as trustee, may be deemed to beneficially own the 79,145,703 ordinary shares of Frontline that are owned by Hemen and beneficially owned by Greenwich Holdings Limited representing 35.6% of the issued and outstanding ordinary shares of Frontline. The beneficiaries of the Trusts are members of Mr. Fredriksen’s family. Mr. Fredriksen is neither a beneficiary nor a trustee of either Trust. Therefore, Mr. Fredriksen has no economic interest in the ordinary shares of Frontline described above and Mr. Fredriksen disclaims any control over such ordinary shares of Frontline, save for any indirect influence he may have with C.K. Limited, as the trustee of the Trusts, in his capacity as the settlor of the Trusts.

Our major shareholders have the same voting rights as our other shareholders. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of the Company.

Frontline Plc – Annual Report and Financial Statements 2022

FRONTLINE PLC
REMUNERATION REPORT
2022

Introduction

As a company incorporated in Cyprus and listed on the Oslo Stock Exchange, we are committed to providing transparency and accountability to our stakeholders. In accordance with the Directive 2007/36/EC, as amended by Directive (EU) 2017/828 (together, the “Directive”), we are pleased to present our remuneration report, which outlines the details of our executive remuneration and benefits package. The report has been prepared by the Board of Directors of Frontline plc in accordance with the Cyprus Stock Exchange (“CSE”) Corporate Code of Governance 5th Editions (Updated) January 2019 and the requirements of the Encouragement of the Long-Term Active Participation of the Shareholders Law of 2021, Law 111(I)/2021.

The Report comprises remuneration to the Company’s Chief Executive Officer (“CEO”), who has been employed by Frontline Management AS, a subsidiary of Frontline plc for the financial year 2022, along with members of the Board of Directors (the “Board”). For the year ended December 31, 2022 the reporting Company had no employees. The purpose of the Report is to provide a comprehensive, clear and understandable overview of awarded and due gross salary and remuneration to the Board for the last financial year.

The Company will present this report to the Annual General Meeting in 2023. The Company is in the process of preparing a formal remuneration policy for presentation to the Annual General Meeting in 2023, along with the report for approval.

Remuneration committee

The Company established a Remuneration Committee in February 2023, comprising two independent directors, Mr. Ola Lorentzon and Mr. Marios Demetriades. Prior to its establishment, the remuneration of the CEO was determined by the Board with the overall objective to enhance shareholder value, by aligning the interests of shareholders and the CEO, as well as attracting and retaining qualified personnel.

The remuneration of the CEO is split between fixed and variable components. The variable component is split between share-based compensation, linked to the long-term performance of the Company, along with a cash bonus, linked to the performance of the Company in the year. The fixed component, which includes salary and other benefits such as pension, is reviewed annually by the Board of Directors to ensure that it is aligned with the overall objectives of the Company’s remuneration.

The Board of Directors

The remuneration of members of the Board consists of an annual fixed fee determined annually by the general meeting of the Company and to not exceed $0.6 million in aggregate for the year ended December 2022 and grants under the Company’s long-term incentive scheme as noted below. In addition, members of the audit committee receive additional fees for such service.

No variable remuneration has been reclaimed for the Directors or CEO in relation to the year ended December 31, 2022.

Long-term incentive scheme

In December 2021, the Board approved the grant of 1,280,000 synthetic options to employees and board members according to the rules of the Company’s synthetic option scheme approved on December 7, 2021. The synthetic options  have a five year term expiring in December 2026. The vesting period is 12 months for the first 27.5% of options, 24 months for the next 27.5% of options and 36 months for the final 45% of options. The synthetic options will be settled in cash based on the difference between the market price of the Company’s shares on the date of exercise and the exercise price.

Summary of Company performance

Profit for the period increased by $432.0 million in the year ended December 31, 2022 as compared to the year ended December 31, 2021. For a full analysis of the Company performance please see our Consolidated Financial Statements and Management report for the year ended December 31, 2022.

Frontline Plc – Annual Report and Financial Statements 2022

Total remuneration of the Directors and CEO

Our Directors and CEO, along with start or end date to the extent applicable to the reporting period, are as follows:

Name	Position	Start date	End date
Ola Lorentzon	Chairman and Non-Executive Director	not applicable	not applicable
John Fredriksen	Non-Executive Director	not applicable	not applicable
James O’Shaughnessy	Non-Executive Director and Audit Committee Chairman	not applicable	not applicable
Ole B. Hjertaker	Non-Executive Director	May 2, 2022	not applicable
Steen Jakobsen	Non-Executive Director	May 2, 2022	not applicable
Marios Demetriades	Non-Executive Director and Audit Committee member	October 4, 2022	not applicable
Tor Svelland	Non-Executive Director	not applicable	May 2, 2022
Jens Martin Jensen	Non-Executive Director	not applicable	September 30, 2022
Lars H. Barstad	Chief Executive Officer of Frontline Management AS	not applicable	not applicable

Table 1 – Total remuneration of the Directors & CEO
	Fixed			Variable		Pension expense	Total	Proportion fixed	Proportion variable
(in thousands of $)	Base salary	Fees	Other benefits	One- year variable	Multi- year variable
Ola Lorentzon	—	150	—	238	—	—	388	39%	61%
John Fredriksen	—	60	—	119	—	—	179	34%	66%
James O’Shaughnessy	—	85	—	119	—	—	204	42%	58%
Ole B. Hjertaker	—	40	—	—	—	—	40	100%	—%
Steen Jakobsen	—	40	—	—	—	—	40	100%	—%
Marios Demetriades	—	15	—	—	—	—	15	100%	—%
Tor Svelland	—	41	—	—	—	—	41	100%	—%
Jens Martin Jensen	—	34	—	—	—	—	34	100%	—%
Lars H. Barstad	376	—	—	820	—	22	1,218	33%	67%
Total	376	465	—	1,296	—	22	2,159	40%	60%

Fixed fees are payable for services rendered as members of the Board of Directors.

Base salary is payable as remuneration for executive services.

Other benefits includes the provision of medical and other insurance benefits.

One-year variable includes:

•	annual bonuses which have been paid or accrued during the reported financial year. Such bonuses are at the discretion of the Board.
•
the fair value of the synthetic options, as calculated based on the difference between the exercise price and market price of the underlying shares on the vesting date, which as a result of the fulfilment of predetermined performance criteria where the time span of the relevant performance criteria did not exceed one year, were granted or offered in previous years but that vested during the reported financial year. No options were exercised in the year.

Multi-year variable includes the total  fair value of the synthetic options, as calculated based on the difference between the exercise price and market price of the underlying shares on the vesting date, which as a result of the fulfilment of a predetermined performance criteria, where the time span of the relevant performance criteria exceeds one year, were granted or offered in previous years but that vested during the reported financial year. No such options vested in 2022.
Frontline Plc – Annual Report and Financial Statements 2022

Pension expense includes the contributions that took place in the reported financial year to a defined contribution pension scheme.

In December 2021, the Board approved the grant of 1,280,000 synthetic options to employees and board members according to the rules of the Company’s synthetic option scheme approved on December 7, 2021. The synthetic options  have a five year term expiring in December 2026. The vesting period is 12 months for the first 27.5% of options, 24 months for the next 27.5% of options and 36 months for the final 45% of options. The exercise price is NOK 71, which shall increase by NOK 5 on each of December 7, 2023, and December 7, 2024, and will further be adjusted for any distribution of dividends made before the relevant synthetic options are exercised. The synthetic options will be settled in cash based on the difference between the market price of the Company’s shares and the exercise price on the date of exercise. The synthetic options are not subject to a retention period.

The below table details the number of options granted to each individual in respect of the three vesting periods noted above:

		Opening balance			Closing balance
Name	Vesting date	Options held at the beginning of the year	Options vested	Options lapsed	Options awarded and unvested
Ola Lorentzon	07/12/2022	44,000	(44,000)	—	—
Ola Lorentzon	07/12/2023	44,000	—	—	44,000
Ola Lorentzon	07/12/2024	72,000	—	—	72,000
John Fredriksen	07/12/2022	22,000	(22,000)	—	—
John Fredriksen	07/12/2023	22,000	—	—	22,000
John Fredriksen	07/12/2024	36,000	—	—	36,000
James O’Shaughnessy	07/12/2022	22,000	(22,000)	—	—
James O’Shaughnessy	07/12/2023	22,000	—	—	22,000
James O’Shaughnessy	07/12/2024	36,000	—	—	36,000
Tor Svelland	07/12/2022	22,000		(22,000)	—
Tor Svelland	07/12/2023	22,000		(22,000)	—
Tor Svelland	07/12/2024	36,000		(36,000)	—
Lars H. Barstad	07/12/2022	110,000	(110,000)	—	—
Lars H. Barstad	07/12/2023	110,000	—	—	110,000
Lars H. Barstad	07/12/2024	180,000	—	—	180,000
Total		800,000	(198,000)	(80,000)	522,000

At the grant date, the Company’s underlying share price was NOK 65. On December 7, 2022, the date on which the first tranche of synthetic options vested, the Company’s underlying share price was NOK 123.60.

Frontline Plc – Annual Report and Financial Statements 2022

Comparative information on the change of remuneration

The below data

(in thousands of $)	2022 vs 2021	2021 vs 2020	2020 vs 2019	2019 vs 2018	2018 vs 2017
Change in remuneration
Non-executives
Ola Lorentzon	36	54	—	—	—
John Fredriksen	(36)	(54)	—	—	—
James O’Shaughnessy	(34)	49	—	51	19
Ole B. Hjertaker	40	—	—	—	—
Steen Jakobsen	40	—	—	—	—
Marios Demetriades	15	—	—	—	—
Tor Svelland	(19)	40	20	—	—
Jens Martin Jensen	34	—	—	—	—
Other non-executives	—	(47)	(23)	—	—

Executives
Lars H. Barstad	264	295	64	—	—
Other executives	—	(963)	(49)	22	14

Total	340	(626)	12	73	33

Change in Company performance
Change in profit or loss for the period	490,498	(427,836)	272,903	148,852	255,981

The calculation includes fees, salary, bonus, pension and other benefits payable to directors and the CEO by the Company and its subsidiaries. The calculation excludes share-based variable remuneration for directors and the CEO of the Company. “Other non-executives” is comprised of remuneration paid to those directors not remunerated in the reported financial year. “Other executives” is comprised of remuneration paid to other executive officers not remunerated in the reported financial year.

Profit is derived from our consolidated financial statements prepared in accordance with International Financial Reporting Standards for the years ended December 31, 2022 and 2021. Profit for the years ended December 31, 2020, 2019, 2018 and 2017 is derived from our consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America.

Frontline Plc – Annual Report and Financial Statements 2022

FRONTLINE PLC
MANAGEMENT REPORT
2022

The Board of Directors presents its report together with the audited financial statements of Frontline Plc (“Frontline” or the “Company”) for the year ended December 31, 2022.

HISTORY AND DEVELOPMENT OF THE COMPANY

The Company

We are Frontline plc, an international shipping company incorporated in Cyprus as a public limited liability company (Company No. 442213).  Our registered and principal executive offices are located at 8, John Kennedy Street, Iris House, Off. 740B, 3106 Limassol, Cyprus, and our telephone number at that address is + 35725-588767.

At a Special General Meeting on December 20, 2022, the Company’s shareholders agreed to redomicile the Company to the Republic of Cyprus under the name of Frontline plc (the “Redomiciliation”). The business, assets and liabilities of Frontline Ltd. and its subsidiaries prior to the Redomiciliation are the same as Frontline plc immediately after the Redomiciliation on a consolidated basis, as well as its fiscal year. In addition, the directors and executive officers of the Frontline plc immediately after the Redomiciliation are the same individuals who were directors and executive officers, respectively, of Frontline Ltd. immediately prior to the Redomiciliation. On December 30, 2022, the Registrar of Companies and Official Receiver of the Republic of Cyprus issued a temporary redomiciliation certificate, and the Redomiciliation has therefore taken effect.

At the same meeting, the Company’s shareholders approved an increase of Frontline’s authorized share capital from $500,000,000 (divided into 500,000,000 ordinary shares, par value $1.00), to $600,000,000 (divided into 600,000,000 ordinary shares, par value $1.00), by the creation of an additional 100,000,000 ordinary shares, par value $1.00, with such newly created ordinary shares to be of the same category and have the same rights and to rank pari passu with the existing ordinary shares in all respects.

Prior to the Redomiciliation from Bermuda to Cyprus, Frontline Ltd.’s ordinary shares were listed on the NYSE and OSE under the symbol “FRO.” Upon effectiveness of the Redomiciliation, the Company’s ordinary shares continue to be listed on the NYSE and OSE and commenced trading under the new name Frontline plc and the new CUSIP number M46528101 and the new ISIN CY0200352116 on the NYSE on January 3, 2023 and on the OSE on January 13, 2023. Frontline plc’s Legal Entity Identifier number was not affected by the Redomiciliation and remains the same.

We are engaged primarily in the ownership and operation of oil and product tankers. We operate through subsidiaries located in Cyprus, Bermuda, India, the Marshall Islands, Liberia, Norway, the United Kingdom, China and Singapore. We are also involved in the charter, purchase and sale of vessels.

The address of the Company’s internet site is www.frontlineplc.cy. The information on our website is not incorporated by reference into this annual report.

Vessel Acquisitions, Disposals, Redeliveries and Newbuilding Contracts of the Company

In May 2021, the Company entered into an agreement for the acquisition through resale of six latest generation ECO-type VLCC newbuilding contracts at the Hyundai Heavy Industries (“HHI”) shipyard in South Korea for an aggregate purchase price of $565.8 million. The Company took delivery of the VLCC newbuildings, Front Alta, Front Tweed, Front Tana, and Front Gaula from HHI, in April, June, August, and October 2022, respectively. As of December 31, 2022, the Company’s newbuilding program consisted of two scrubber-fitted VLCCs, Front Orkla and Front Tyne, which were delivered in January 2023. As of December 31, 2022, total installments of $45.1 million had been paid in connection with the Company’s remaining newbuilding program, and remaining commitments amounted to $144.8 million which were paid in the first quarter of 2023, of which $130.0 million was financed by committed term loan facilities.

In November 2021, Frontline announced that it has entered into an agreement whereby the Company will sell four of its scrubber-fitted LR2 tankers built in 2014 and 2015 for an aggregate sale price of $160.0 million to SFL Tanker Holding Ltd., a company related to Hemen, our largest shareholder. In December 2021, two LR2 tankers were delivered to new owners. In January 2022 the remaining two LR2 tankers were delivered to new owners.
Frontline Plc – Annual Report and Financial Statements 2022

In April 2022, the Company announced that its subsidiary, Frontline Shipping Limited (“FSL”), had agreed with SFL Corporation Ltd. (“SFL”) to terminate the long-term charters for the 2004-built VLCCs, Front Force and Front Energy, upon the sale and delivery of the vessels by SFL to an unrelated third party. Frontline agreed to a total compensation payment to SFL of $4.5 million for the termination of the current charters. The charters terminated and the vessels were delivered to the new owners in April 2022. The Company recorded a loss on termination of $0.4 million, including the termination payment, in the second quarter of 2022.

In January 2023, the Company sold the 2009-built VLCC, Front Eminence, and the 2009-built Suezmax tanker, Front Balder, for gross proceeds of approximately $61.0 million and $39.5 million, respectively. The vessels were delivered to new owners in January and February, respectively. After repayment of existing debt on the vessels, the transactions are expected to generate net cash proceeds of approximately $63.8 million, and the Company expects to record a gain on sale of approximately $9.7 million and $2.0 million, respectively, in the first quarter of 2023.

BUSINESS OVERVIEW

As of December 31, 2022, the Company’s fleet consisted of 70 vessels, with an aggregate capacity of approximately 13.1 million DWT:

(i)	66 vessels owned by the Company (21 VLCCs, 27 Suezmax tankers, 18 LR2/Aframax tankers);
(ii)	four vessels that are under the Company’s commercial management (two Suezmax tankers, and two Aframax tankers).

Furthermore, as of December 31, 2022, the Company’s newbuilding program consisted of two VLCCs which were delivered in January 2023.

As of December 31, 2022, the Company’s owned fleet included 40 scrubber fitted vessels (17 VLCCs, 19 Suezmax tankers and four LR2/Aframax tankers). Additional scrubber installations are planned on two owned VLCCs in 2023. Following these scrubber installations, including the delivery of two scrubber-fitted vessels under our newbuilding program in January 2023 and the sale of two vessels with scrubbers in January and February 2023, 64% of our owned fleet will have scrubbers installed.

Our vessels operate worldwide and therefore management does not evaluate performance by geographical region as this information is not meaningful.

We own various vessel owning and operating subsidiaries. Our operations take place substantially outside of the United States. Our subsidiaries, therefore, own and operate vessels that may be affected by changes in foreign governments and other economic and political conditions. We are engaged in transporting crude oil and its related refined petroleum products and our vessels operate in the spot and time charter markets. Our VLCCs are specifically designed for the transportation of crude oil and, due to their size, are primarily used to transport crude oil from the Middle East Gulf to the Far East, Northern Europe, the Caribbean and the Louisiana Offshore Oil Port, or LOOP. Our Suezmax tankers are similarly designed for worldwide trading, but the trade for these vessels is mainly in the Atlantic Basin, Middle East and Southeast Asia. Our LR2/ Aframax tankers are designed to be flexible, able to transport primarily refined products, but also fuel and crude oil from smaller ports limited by draft restrictions. The vessels will normally trade between the larger refinery centers around the world, being the Gulf of Mexico, Middle East, Rotterdam and Singapore.

We are committed to providing quality transportation services to all of our customers and to developing and maintaining long-term relationships with the major charterers of tankers. Increasing global environmental concerns have created a demand in the petroleum products/crude oil seaborne transportation industry for vessels that are able to conform to the stringent environmental standards currently being imposed throughout the world.

The tanker industry is highly cyclical, experiencing volatility in profitability, vessel values and freight rates. Freight rates are strongly influenced by the supply of tanker vessels and the demand for oil transportation. Refer to “Item 5. Operating and Financial Review and Prospects-Overview” for a discussion of the tanker market in 2021 and 2022.

Similar to structures commonly used by other shipping companies, our vessels are all owned by, or chartered to, separate subsidiaries or associated companies. Frontline Management Cyprus Ltd, Frontline Management AS, Frontline Corporate Services Ltd and Frontline Management (Bermuda) Limited, all wholly owned subsidiaries, which we refer to collectively as Frontline Management, support us in the implementation of our decisions. The board of directors is responsible for all strategic decisions of the Company. Frontline Management is responsible for the operational and commercial management of our ship owning subsidiaries, including chartering and insurance, in the execution of the board’s strategy. Each of our vessels is registered under the Marshall Islands or Hong Kong flag.
Frontline Plc – Annual Report and Financial Statements 2022

Strategy

Our principal focus is the transportation of crude oil and related refined petroleum cargoes for major oil companies and large oil trading companies. We seek to optimize our income and adjust our exposure through actively pursuing charter opportunities whether through spot charters, time charters, bareboat charters, sale and leasebacks, straight sales and purchases of vessels, newbuilding contracts and acquisitions.

We presently operate VLCCs, Suezmax and Aframax tankers in the crude oil tanker market and LR2 tankers in the refined product market. Our preferred strategy is to have some fixed charter income coverage for our fleet, predominantly through time charters, and trade the balance of the fleet on the spot market. We focus on minimizing time spent in ballast by “cross trading” our vessels, typically with voyages loading in the Middle East Gulf discharging in Northern Europe, followed by a trans-Atlantic voyage to the U.S. Gulf of Mexico and, finally, a voyage from either the Caribbean, US Gulf or West Africa to the Far East/Indian Ocean. We believe that operating a certain number of vessels in the spot market, enables us to capitalize on a potentially stronger spot market as well as to serve our main customers on a regular non term basis. We believe that the size of our fleet is important in negotiating terms with our major clients and charterers. We also believe that our large fleet enhances our ability to obtain competitive terms from suppliers, ship repairers and builders and to produce cost savings in chartering and operations.

Our business strategy is primarily based upon the following principles:

•	emphasizing operational safety and quality maintenance for all of our vessels and crews;
•	ensuring that the work environment on board and ashore always meet the highest standards complying with all safety and health regulations, labor conditions and respecting human rights;
•	complying with all current and proposed environmental regulations;
•	outsourcing technical management and crewing;
•	continuing to achieve competitive operational costs;
•	achieving high utilization of our vessels;
•	achieving competitive financing arrangements;
•	achieving a satisfactory mix of term charters, contracts of affreightment, or COAs, and spot voyages; and
•	developing and maintaining relationships with major oil companies and industrial charterers.

We continue to have a strategy of outsourcing, which includes the outsourcing of management, crewing and accounting services to a number of third party and competing suppliers. The technical management of our vessels is provided by third party ship management companies. Pursuant to management agreements, each of the third party ship management companies provides ship maintenance, crewing, technical support, shipyard supervision and related services to us. A central part of our strategy is to benchmark operational performance and cost level amongst our ship managers. Currently, our vessels are crewed with Russian, Ukrainian, Croatian, Romanian, Indian and Filipino officers and crews, or combinations of these nationalities.

Environmental, Social & Governance

The Company’s latest ESG report can be found on its website at https://www.frontlineplc.cy/about-frontline-ltd/environmental-social-governance-esg/. The information on the Company’s website is not incorporated by reference into this document. In the past, environmental issues have dominated ESG discussions in the shipping industry. However, the COVID-19 pandemic and ever-increasing regulatory environment have resulted in a more balanced sustainability landscape. Identifying and addressing ESG risks and opportunities are at the core of Frontline’s business strategy.

We continue to invest in the expansion and modernization of our fleet as demonstrated by the delivery of four LR2 tanker newbuildings and two latest generation ECO-type VLCCs in 2021,  the delivery of four VLCCs newbuildings in 2022 and the delivery of two VLCC newbuildings in 2023. Our long-term focus on maintaining a modern, energy efficient fleet has positioned us well to mitigate the risks and capitalize on the opportunities provided by the ever-increasing environmental laws and regulations. As part of our energy efficiency project, “Decarbonization journey towards IMO 2030-2050”, we have fully digitalized our ship performance data into our digital monitoring platform, Veracity. Our daily operations include closely monitoring, managing, and reporting ESG-related key performance indicators, or KPIs, such as energy efficiency and health and safety metrics. Based on our 2022 emissions data verified by DNV GL, our owned fleet outperformed the IMO’s and the Poseidon Principles’ decarbonization trajectories.

Our number one priority is the health and safety of our people, including the thousands of seafarers employed by the ship management companies we partner with. Safety first, no compromises. The COVID-19 pandemic has placed great demands on
Frontline Plc – Annual Report and Financial Statements 2022

our people, none more so than our ship crew members, and we are extremely grateful for their hard work and dedication during this challenging time. Our seafarers have endured quarantine and extensive test-regimes to safeguard people and society. To address some of these challenges we have supported our ship managers with the implementation of well-being initiatives ensuring that all seafarers have access to mental health support by rolling out a digital platform that gives seafarers access to a doctor, psychologist, and dietician at their discretion.

We have a comprehensive compliance program led by our dedicated compliance officer which helps us conduct our business in an honest and ethical manner. This includes robust policies and procedures, intended to mitigate the risks of our industry and operations, annual risk assessments by external advisors, training for all employees, management and the Board of Directors, third party audits, internal systems and controls, remediation, and investigations, as well as quarterly reporting to the Audit Committee. As a result, we can monitor and comprehend emerging challenges arising not only from laws, regulations, and public authorities, but also from the expectations of our key stakeholders, such as investors, banks and customers.

Our response to the acute challenges that we have faced in recent years, most notably the COVID-19 pandemic and IMO regulations, is testimony to the resilience and agility of the sustainability framework we have implemented and our ability to not only overcome such challenges but thrive when doing so. We believe our sustainability strategy can create long-term value and allow us to balance the interests and expectations of all our stakeholders, including investors, analysts, employees, customers, suppliers and communities.

Seasonality

Historically, oil trade and, therefore, charter rates increased in the winter months and eased in the summer months as demand for oil and oil products in the Northern Hemisphere rose in colder weather and fell in warmer weather. The tanker industry, in general, has become less dependent on the seasonal transport of heating oil than a decade ago as new uses for oil and oil products have developed, spreading consumption more evenly over the year. This is most apparent from the higher seasonal demand during the summer months due to energy requirements for air conditioning and motor vehicles.

Customers

No single customer in the years ended December 31, 2022 and December 31, 2021, accounted for 10% or more of the Company’s consolidated revenues.

Competition

The market for international seaborne crude and oil products transportation services is highly fragmented and competitive. Seaborne oil transportation services are generally provided by two main types of operators: major oil company captive fleets (both private and state-owned) and independent ship-owner fleets. In addition, several owners and operators pool their vessels together on an ongoing basis, and such pools are available to customers to the same extent as independently owned-and-operated fleets. Many major oil companies and other oil trading companies, the primary charterers of the vessels owned or controlled by us, also operate their own vessels, and use such vessels not only to transport their own crude oil but also to transport crude oil for third party charterers in direct competition with independent owners and operators in the tanker charter market. Competition for charters is intense and is based upon price, location, size, age, condition and acceptability of the vessel and its manager. Competition is also affected by the availability of other size vessels to compete in the trades in which the Company engages. Charters are, to a large extent, brokered through international independent brokerage houses that specialize in finding the optimal ship for any cargo based on the aforementioned criteria. Brokers may be appointed by the cargo shipper or the ship owner.

The Company’s Vessels

The following table sets forth certain information regarding the fleet that we operated as of December 31, 2022:
Vessel	Built	Approximate Dwt.	Flag	Type of Employment(1)
Tonnage Owned
VLCCs
Front Kathrine	2009	298,000	MI	Spot market
Front Queen	2009	298,000	MI	Spot market
Front Eminence (2)	2009	321,000	MI	Spot market
Frontline Plc – Annual Report and Financial Statements 2022

Front Endurance	2009	321,000	MI	Spot market
Front Cecilie	2010	297,000	MI	Spot market
Front Signe	2010	297,000	MI	Spot market
Front Duke	2016	299,000	MI	Spot market
Front Duchess	2017	299,000	MI	Spot market
Front Earl	2017	303,000	MI	Spot market
Front Prince	2017	301,000	MI	Spot market
Front Empire	2018	303,000	MI	Spot market
Front Princess	2018	302,000	MI	Spot market
Front Defender	2019	299,000	MI	Spot market
Front Discovery	2019	299,000	MI	Spot market
Front Dynamic	2020	299,000	MI	Spot market
Front Driva	2019	319,000	MI	Spot market
Front Nausta	2019	319,000	MI	Spot market
Front Alta	2022	300000	MI	Spot market
Front Tweed	2022	300000	MLT	Spot market
Front Tana	2022	300000	MI	Spot market
Front Gaula	2022	300000	MI	Spot market

Suezmax Tankers
Front Ull	2014	157,000	MI	Spot market
Front Idun	2015	157,000	MI	Spot market
Front Thor	2010	157,000	MI	Spot market
Front Loki	2010	157,000	MI	Spot market
Front Odin	2010	157,000	MI	Spot market
Front Njord	2010	157,000	MI	Spot market
Front Balder (2)	2009	156,000	MI	Spot market
Front Brage	2011	157,000	MI	Spot market
Front Crown	2016	157,000	MI	Spot market
Front Challenger	2016	157,000	MI	Spot market
Front Classic	2017	157,000	MI	Spot market
Front Clipper	2017	157,000	MI	Spot market
Front Crystal	2017	157,000	MI	Spot market
Front Coral	2017	158,000	MI	Spot market
Front Cosmos	2017	158,000	MI	Spot market
Front Cascade	2017	157,000	MI	Spot market
Front Sparta	2019	157,000	HK	Spot market
Front Samara	2019	157,000	HK	Spot market
Front Siena	2019	157,000	HK	Spot market
Front Singapore	2019	157,000	HK	Spot market
Front Seoul	2019	157,000	HK	Spot market
Front Santiago	2019	157,000	HK	Spot market
Front Savannah	2019	157,000	HK	Spot market
Front Suez	2019	157,000	HK	Spot market
Front Shanghai	2019	157,000	HK	Spot market
Front Silkeborg	2019	157,000	HK	Spot market
Front Cruiser	2020	157,000	MI	Spot market
Frontline Plc – Annual Report and Financial Statements 2022

LR2/Aframax Tankers
Front Ocelot	2016	110,000	MI	Spot market
Front Cheetah	2016	110,000	MI	Spot market
Front Lynx	2016	110,000	MI	Spot market
Front Cougar	2016	110,000	MI	Spot market
Front Leopard	2016	110,000	MI	Spot market
Front Jaguar	2016	110,000	MI	Spot market
Front Altair	2016	110,000	MI	Spot market
Front Antares	2017	110,000	MI	Spot market
Front Vega	2017	110,000	MI	Spot market
Front Sirius	2017	110,000	MI	Spot market
Front Castor	2017	110,000	MI	Spot market
Front Pollux	2017	110,000	MI	Spot market
Front Capella	2017	110,000	MI	Spot market
Front Polaris	2018	110,000	MI	Spot market
Front Fusion	2021	110,000	MI	Spot market
Front Future	2021	110,000	MI	Spot market
Front Favour (3)	2021	110,000	MI	Time charter
Front Feature (4)	2021	110,000	MI	Time charter

1.	Time Charter includes those contracts with durations in excess of six months.
2.	In January 2023, the Company sold the 2009-built VLCC, Front Eminence, and the 2009-built Suezmax tanker, Front Balder.
3.     In September 2022, the Company entered into a fixed rate time charter to a third party for a three year period.
4.     In August 2022, the Company entered into a fixed rate time charter to a third party for a three year period.

Key to Flags:

MI – Marshall Islands, HK – Hong Kong, MLT - Malta.

Other than our interests in the vessels described above, we do not own any material physical properties. We lease office space in Limassol, Cyprus from an unaffiliated third party. Frontline Management AS leases office space, at market rates, in Oslo, Norway from Seatankers Management Norway AS (formerly Bryggegata AS), a company indirectly affiliated with Hemen, our principal shareholder. We also have other leased properties, which are not considered material. Further details of our lease commitments can be found in Note 19. to our consolidated financial statements.

REVIEW OF DEVELOPMENTS, POSITION AND PERFORMANCE OF THE COMPANY’S BUSINESS

Overview

As of December 31, 2022, the Company’s fleet consisted of 70 vessels, with an aggregate capacity of approximately 13.1 million DWT:

(i)	66 vessels owned by the Company (21 VLCCs, 27 Suezmax tankers, 18 LR2/Aframax tankers); and
(ii)	four vessels that are under the Company’s commercial management (two Suezmax tankers, and two Aframax tankers).

As of December 31, 2022, the Company’s newbuilding program consisted of two scrubber-fitted VLCCs, Front Orkla and Front Tyne, which were delivered in January 2023.
Frontline Plc – Annual Report and Financial Statements 2022

A full fleet list is provided in “Item 4. Information on the Company - D. Property, Plants and Equipment” showing the vessels that we own, lease and charter-in as of December 31, 2022. See Note 26 to our audited Consolidated Financial Statements included herein for changes in our vessels subsequent to December 31, 2022.

Fleet Changes

A summary of the changes in the vessels that we own, lease and charter-in for the years ended December 31, 2022 and 2021 is summarized in the table below.
	2022	2021
VLCCs
At start of period	19	19
Other acquisitions/newbuilding deliveries	4	2
Disposal/lease termination	(2)	—
Redelivered	—	(2)
At end of period	21	19
Suezmax tankers
At start and end of period	27	27
LR2/Aframax tankers
At start of period	20	18
Other acquisitions/newbuilding deliveries	—	4
Disposal/lease termination	(2)	(2)
At end of period	18	20
Total
At start of period	66	64
Other acquisitions/newbuilding deliveries	4	6
Disposal/lease termination	(4)	(2)
Chartered-in/ redelivered	—	(2)
At end of period	66	66

1.	The table above excludes vessels commercially managed on behalf of third parties and related parties.

Summary of Fleet Employment
Frontline Plc – Annual Report and Financial Statements 2022

As discussed below, our vessels are operated under time charters and voyage charters.

	As of December 31,
	2022		2021
	Number of vessels	Percentage of fleet	Number of vessels	Percentage of fleet
VLCCs
Spot	21	100%	19	100%
Time charter	—	—%	—	—%
	21	100%	19	100%
Suezmax tankers
Spot	27	100%	22	81%
Time charter	—	—%	5	19%
Market related time charter	—	—%	—	—%
	27	100%	27	100%
LR2/Aframax tankers
Spot	16	89%	20	100%
Time charter	2	11%	—	—%
	18	100%	20	100%
Total fleet
Spot	64	970%	61	92%
Market related time charter	—	—%	—	—%
Time charter	2	3%	5	8%
	66	100%	66	100%

Market Overview and Trend Information

The statistical data provided in this section has been taken from the International Energy Agency, or IEA, Fearnleys and Clarksons Research, both independent third-party maritime research companies. The figures quoted below are estimates and may vary from estimates provided by other research services. The overviews set forth below are based on information, data and estimates derived from industry sources available as of the date of this annual report, and there can be no assurances that such trends will continue or that any anticipated developments referenced in such section will materialize. This information, data and estimates involve several assumptions and limitations, are subject to risks and uncertainties, and are subject to change based on various factors. You are cautioned not to give undue weight to such information, data, and estimates. We have not independently verified any third-party information, verified that more recent information is not available and undertake no obligation to update this information unless legally obligated.

Recent years have been characterized by slowing growth in the global crude oil tanker fleet. In 2022 42 VLCCs were delivered. In 2023 only 26 VLCCs are scheduled to be delivered, representing fleet growth of 2.9%. Only two vessels are confirmed for delivery in both 2025 and 2026. At the end of 2022, the VLCC fleet totaled 872 vessels and the Suezmax tanker fleet totaled 602 vessels after 33 vessels were delivered during the year. The total orderbook in this segment consists of only 10 vessels, representing 1.7% of the existing fleet. The LR2 product tanker fleet totaled 407 vessels at the end of 2022.

The estimated average spot charter rate for a VLCC trading on a standard ‘TD3C’ voyage between the Middle East and China in 2022 was an estimated daily Time Charter Equivalent rate (“TCE rate”) of $16,900. This compares to an estimated negative daily TCE rate of $520 in 2021. The average rate for a Suezmax tanker trading on a standard ‘TD20’ voyage between West Africa and Rotterdam in 2022 was an estimated daily TCE rate of $29,000. This compares to an estimated daily TCE rate of $3,500 in 2021. The average rate for an LR2 product tanker trading on a standard ‘TC1’ voyage between the Middle East and Japan was an estimated daily TCE rate of $33,800 in 2022. This compares to an estimated daily TCE rate of $5,900 in 2021.
Frontline Plc – Annual Report and Financial Statements 2022

Crude oil demand and the world economy continues its recovery from the COVID-19 pandemic, particularly in Asia. The IEA estimates that world oil demand in 2023 will be 101.9 million barrels per day, or mbpd, rising by 2 mbpd by the end of the year, following the steep recovery of 3.3 mbpd in 2022.

The IEA estimated that world oil supply is expected to grow by 1.2 mbpd in 2023. World oil supply was estimated to be steady at 100.8 mbpd as we entered 2023. With Russian oil production declining and limited gains expected from the rest of the OPEC+ bloc, non-OPEC+ producers will lead world supply growth in 2023. For the year, global oil supply growth is expected to be led by the United States, Brazil, Norway, Canada and Guyana.

The war between Russia and the Ukraine continues to disrupt supply chains. The Group of Seven, or G7, countries tightened the sanctions environment for Russian oil and product throughout 2022, lastly with a ban on the seaborne transportation of Russian crude and refined oil products and provisions of related services that came into force in December 2022 and February 2023. An oil price cap regime was put in force at the same time, by way of exception, on crude oil and products bought below a certain price. The cap levels were introduced at $60 per barrel for crude, and $100 per barrel for diesel and other related products. The cap is expected to be reviewed on a quarterly basis. An absolute prohibition has been imposed on imports of Russian crude and products into the EU, the United Kingdom and U.S. As Russian crude and product exports continue under the price cap regime, the ton-mile expansion seen in 2022 is expected to continue in 2023.

Results of Operations
Total operating revenues and voyage expenses
			Change
(in thousands of $)	2022	2021	$	%
Voyage charter revenues	1,345,964	663,995	681,969	102.7
Time charter revenues	71,791	71,236	555	0.8
Administrative income	12,453	14,150	(1,697)	(12.0)
Total operating revenues	1,430,208	749,381	680,827	90.9

Other income	8,040	4,060	3,980	98.0

Voyage expenses and commissions	605,544	392,697	212,847	54.2

Voyage charter revenues increased in the year ended December 31, 2022 as compared to the year ended December 31, 2021 primarily due to:

•	an increase of $513.0 million due to increased market rates,
•
an increase of $107.6 million due to the delivery of five Suezmax tankers, four LR2/Aframax tankers and one VLCC on to voyage charters as a result of the time charters coming to an end between January 2021 and December 2022,

•	an increase of $92.9 million due to the delivery of four LR2/Aframax tanker newbuildings and four VLCC newbuildings since January 1, 2021, and
•	an increase of $39.9 million due to the delivery of two 2019-built VLCCs.

These factors were offset by:

•	a decrease of $43.8 million due to the sale of four LR2/Aframax tankers, and
•	a decrease of $27.6 million due to the termination of leases for four VLCCs since January 2020.

Time charter revenues increased in the year ended December 31, 2022 as compared to the year ended December 31, 2021 primarily due to:

•	an increase of $26.3 million due to the delivery of eight vessels, including three newbuildings, on to long-term and short-term time charters in 2022.

This increase was offset by:
Frontline Plc – Annual Report and Financial Statements 2022

•	a decrease of $25.0 million due to the termination of long-term and short-term time charters on 10 vessels between January 2021 and December 2022.

Voyage expenses and commissions increased in the year ended December 31, 2022 as compared to the year ended December 31, 2021 primarily due to:

•	an increase of $140.2 million due to increased bunker costs,
•
an increase of $34.8 million due to the delivery of five Suezmax tankers, four LR2/Aframax tankers and one VLCC on to voyage charters as a result of the time charters coming to an end between January 2021 and December 2022,

•	an increase of $32.4 million due to the delivery of four LR2/Aframax tanker newbuildings and four VLCC newbuildings since January 1, 2021,
•	an increase of $25.1 million due to increased commissions and port costs, and
•	an increase of $19.9 million due to the delivery of two 2019-built VLCCs.

These factors were offset by:

•	a decrease of $25.1 million due to the sale of four LR2/Aframax tankers, and
•	a decrease of $14.6 million due to the termination of the lease for two VLCCs in January 2021 and two VLCCs in January 2022.

Administrative income primarily comprises the income earned from the technical and commercial management of related party and third party vessels and newbuilding supervision fees derived from related parties. The decrease in the year ended December 31, 2022 as compared to the year ended December 31, 2021 was primarily due to:

•	a decrease in administrative related and miscellaneous recharges of $2.9 million as a result of the launch of a shared services entity in October 2021, and
•	a decrease in technical management fees earned of $0.5 million.

These factors were offset by:

•	an increase in newbuilding supervision fees of $0.9 million as a result of an increase in the number of newbuildings under management, and
•	an increase in commercial management fees of $0.8 million as a result of new commercial management agreements since January 1, 2021.

Other income
			Change
(in thousands of $)	2022	2021	$	%
Gain on settlement of claims	3,998	—	3,998	—
Gain on sale of vessel	4,596	3,226	1,370	42.5
Loss on termination of vessel lease	(431)	—	(431)	—
Gain (loss) on pool arrangements	(141)	315	(456)	(144.8)
Other gains	18	519	(501)	(96.5)
	8,040	4,060	3,980	98.0

In the year ended December 31, 2022, the Company recorded an arbitration award of $2.5 million in relation to the failed sale of Dewi Maeswara and $1.5 million gain on the settlement of insurance claims for Front Altair.

In the year ended December 31, 2021, the Company entered into an agreement to sell four of its scrubber fitted LR2 tankers at a combined purchase price of $160.0 million to SFL Tanker Holding Ltd., a company related to Hemen, its largest shareholder. Two vessels were delivered to the new owners in December 2021 and the remaining two vessels were delivered to the new owners in January 2022. After repayment of debt on the vessels, the transaction generated total net cash proceeds of $68.6 million, with net cash proceeds of $35.1 million recorded in the year ended December 31, 2022. The Company recorded a gain on sale in relation to the first two vessels of $3.2 million in the year ended December 31, 2021 and a gain of $4.6 million in the year ended December 31, 2022.

Frontline Plc – Annual Report and Financial Statements 2022

In the year ended December 31, 2022, the Company announced that its subsidiary FSL has agreed with SFL to terminate the long-term charters for the 2004-built VLCCs, Front Force and Front Energy, upon the sale and delivery of the vessels by SFL to an unrelated third party. The Company agreed to a total compensation payment to SFL of $4.5 million for the termination of the current charters. The charters terminated and the vessels were delivered to the new owners in April 2022. The Company recorded a loss on termination of $0.4 million in the year ended December 31, 2022.

In the year ended December 31, 2022, the Company recorded a $0.1 million loss (2021: $0.3 million gain) related to the pooling arrangement with SFL between two of its Suezmax tankers, Front Odin and Front Njord, and two SFL vessels Glorycrown and Everbright.

In the year ended December 31, 2022, the Company recorded other gains of $0.02 million (2021: $0.5 million) in relation to the settlement of miscellaneous claims.

Contingent rental income
			Change
(in thousands of $)	2022	2021	$	%
Contingent rental income	(623)	(3,606)	2,983	(82.7)

Contingent rental income in the year ended December 31, 2022 and in the year ended December 31, 2021 relates to the Company’s charter party contracts with SFL and is primarily due to the fact that the actual profit share payable of nil (2021: $0.3 million) was $0.6 million less (2021: $3.6 million less) than the amount accrued in the lease obligation payable when the leases were recorded at fair value.

Ship operating expenses
			Change
(in thousands of $)	2022	2021	$	%
Ship operating expenses	175,164	164,246	10,918	6.6

Ship operating expenses are the direct costs associated with running a vessel and include crew costs, vessel supplies, repairs and maintenance, lubricating oils and insurance.

Ship operating expenses increased in the year ended December 31, 2022 as compared to the year ended December 31, 2021 primarily due to:

•	an increase of $14.2 million due to the delivery of four LR2/Aframax tanker newbuildings, four VLCC newbuilding and the delivery of two 2019-built VLCCs since January 1, 2021,
•	an increase of $9.7 million due to higher running costs, partially counterbalanced by a decrease of $1.1 million in crew related costs related to COVID-19, and
•	an increase of $4.2 million due to additional repairs.

These factors were partially offset by:

•	a decrease of $10.2 million due to the sale of four LR2/Aframax tankers, and
•	a decrease of $5.9 million due to the termination of the lease for four VLCCs since January 2021.

Administrative expenses
			Change
(in thousands of $)	2022	2021	$	%
Administrative expenses	47,374	26,424	20,950	79.3

Administrative expenses increased in the year ended December 31, 2022 as compared to the year ended December 31, 2021 primarily due to:

•	a $10.1 million increase in legal and professional fees in connection with proposed combination with Euronav, and
Frontline Plc – Annual Report and Financial Statements 2022

•	an $8.0 million increase staff costs primarily due to the increase in variable remuneration, including an increase in expenses resulting from the revaluation of the synthetic option liability.

Depreciation
			Change
(in thousands of $)	2022	2021	$	%
Depreciation	165,170	165,205	(35)	—

Depreciation expense increased in the year ended December 31, 2022 as compared to the year ended December 31, 2021 primarily due to:

•	an increase of $14.7 million due to the delivery of four LR2/Aframax tanker newbuildings, four VLCC newbuilding and the delivery of two 2019-built VLCCs since January 1, 2021,
•	an increase of $0.8 million primarily due to EGCS and BWTS additions, and
•	an increase of $0.3 million in depreciation of capitalized dry dock costs.

These factors were offset by:

•	a decrease of $6.3 million due to the sale of four LR2/Aframax tankers, and
•	a decrease of $8.9 million due to the termination of the lease for four VLCCs since January 2021, and
•	a decrease of $0.5 million in relation to office lease right-of-use assets.

Finance income
			Change
(in thousands of $)	2022	2021	$	%
Interest income	1,463	119	1,344	1,129.4
Foreign currency exchange gain	16	—	16	—
Other financial income	—	2	(2)	(100.0)
	1,479	121	1,358	1,122.3

Interest income in the year ended December 31, 2022 and the year ended December 31, 2021 relates to interest received on bank deposits and the shareholder loan to TFG Marine Pte. Ltd. (“TFG Marine”).

Foreign currency exchange differences relate to movements of U.S. dollar against other currencies used in day-to-day transactions.

Finance expense
			Change
(in thousands of $)	2022	2021	$	%
Interest expense	98,712	61,506	37,206	60.5
Foreign exchange gain loss	—	116	(116)	(100.0)
Gain on interest rate swaps	(53,623)	(17,509)	(36,114)	206.3
Other financial expenses	241	131	110	84.0
	45,330	44,244	1,086	2.5

Finance expense increased in the year ended December 31, 2022 as compared to the year ended December 31, 2021 primarily due to:

•	an increase of $32.2 million related to the increase in benchmark interest rates on the Company’s floating rate debt,
•	an increase of $5.7 million as a result of the additional drawdowns on the senior unsecured facility with an affiliate of Hemen since January 1, 2021,
•	an increase of $5.5 million due to additional borrowings relating to the delivery of four newbuildings in 2022, and
Frontline Plc – Annual Report and Financial Statements 2022

•	an increase of $0.3 million in amortization of debt issuance costs.

These factors are partially offset by:

•	a decrease of $4.8 million due to termination of the lease for two VLCC vessels and a sale of two LR2 tankers in 2022,
•	a decrease of $1.6 million as a result of higher capitalized borrowing costs in relation to the newbuilding program, and
•	the increase of gain on interest rate swaps to $53.6 million in 2022 from $17.5 million in 2021, respectively.

Foreign currency exchange differences relate to movements of U.S. dollar against other currencies used in day-to-day transactions.

Other financial expenses relate to bank charges.

Gain on marketable securities
			Change
(in thousands of $)	2022	2021	$	%
Gain on marketable securities	58,359	7,677	50,682	660.2

In the year ended December 31, 2022, the Company acquired 13,664,613 shares in Euronav. The transaction price paid to acquire the 13,664,613 Euronav shares was $175.5 million which was the fair value of the 19,091,910 Frontline shares issued based on the Frontline share price as of the transaction dates. The transaction date fair value of the Euronav shares based on the Euronav share price was $167.7 million which resulted in a realized loss of $7.8 million upon the initial recognition of the transactions and a subsequent unrealized gain of $65.1 million in the period.

In the year ended December 31, 2021, the Company sold 1.3 million shares in Golden Ocean for proceeds of $13.4 million and recognized a gain on marketable securities sold of $7.9 million.

Share of results of associated company
			Change
(in thousands of $)	2022	2021	$	%
Share of results of associated company	14,243	(724)	14,967	(2,067.3)

In the year ended December 31, 2022 a share of profit of TFG Marine of $14.8 million (2021: $0.7 million loss) was recognized.

In the year ended December 31, 2022, the Company recognized a share of losses of $0.6 million (2021: nil) of FMS Holdco Limited.

See Note 16 to our audited Consolidated Financial Statements included herein for further details on our equity method investments.

Dividends received
			Change
(in thousands of $)	2022	2021	$	%
Dividends received	1,579	18,367	(16,788)	(91.4)

The decrease in dividends received in the year ended December 31, 2022 primarily due to the recognition of a distribution in the previous year from Den Norske Krigsforsikring for Skib, or DNK, the Norwegian Shipowners Mutual War Risk Insurance Association. The Company’s share of the distribution was $17.9 million, before withholding tax of $4.5 million. This was partially offset by the receipt of dividends from investments in marketable securities of $1.6 million in 2022, of which $1.2 million related to the newly acquired investment in Euronav.

Tax
Frontline Plc – Annual Report and Financial Statements 2022

			Change
(in thousands of $)	2022	2021	$	%
Income tax benefit (expense)	(412)	(4,633)	4,221	(91.1)

Income tax decreased by $4.2 million in the year ended December 31, 2022 as compared to the year ended December 31, 2021 primarily due to the $4.5 million of withholding tax in relation to the receipt of a distribution of $17.9 million in the previous year.

Liquidity and capital resources

We operate in a capital intensive industry and have historically financed our purchase of tankers and other capital expenditures through a combination of cash generated from operations, equity capital and borrowings from commercial banks. Our ability to generate adequate cash flows on a short and medium term basis depends substantially on the trading performance of our vessels in the market. Historically, market rates for charters of our vessels have been volatile. Periodic adjustments to the supply of and demand for oil and product tankers causes the industry to be cyclical in nature. We expect continued volatility in market rates for our vessels in the foreseeable future with a consequent effect on our short and medium term liquidity.

Our funding and treasury activities are conducted within corporate policies to increase investment returns while maintaining appropriate liquidity for our requirements. Cash and cash equivalents are held primarily in U.S. dollars with some balances held in British pounds, Euros, Norwegian kroner and Singapore dollars.

Our short-term liquidity requirements relate to payment of operating costs (including dry docking), funding working capital requirements, repayment of debt financing, payment of newbuilding installments, payment of commitments for upgrading vessels such as for EGCS and BWTS, and maintaining cash reserves against fluctuations in operating cash flows. Sources of short-term liquidity include cash balances, short-term investments and receipts from our customers. Revenues from time charters are generally received monthly or fortnightly in advance while revenues from voyage charters are received upon completion of the voyage.

As of December 31, 2022 and 2021 we had cash and cash equivalents of $254.5 million and $113.1 million, respectively. As of December 31, 2022 and 2021, we had restricted cash balances of nil. Restricted cash does not include cash balances of $54.4 million (2021: $67.0 million), which represents 50% (2021: 64%) of the cash required to be maintained by the financial covenants in our loan agreements. The Company is permitted to satisfy up to 50% of the cash requirement by maintaining a committed undrawn credit facility with a remaining availability of greater than 12 months.

Furthermore, FSL, a wholly owned subsidiary of the Company and the chartering counterparty with SFL with respect to the two VLCCs leased from them at December 31, 2021, has agreed to certain dividend restrictions as a result of the amendment of the terms of the long-term charter agreements in May 2015. In order to make or pay any dividend or other distribution to the Company, FSL shall demonstrate a cash buffer of $2.0 million per vessel both prior to and following such payment, and following payment of the next monthly hire due plus any profit share accrued under the agreement. As of December 31, 2021 the cash held by FSL was $2.0 million, and these amounts are included in “Cash and cash equivalents”. As of December 31, 2022, the Company had redelivered the two vessels leased from SFL.

Our interest rate swaps can require us to post cash as collateral based on their fair value. As of December 31, 2022 and 2021, no cash was posted as collateral in relation to our interest rate swaps.

As of December 31, 2022, the remaining commitments for the Company’s two newbuilding contracts amounted to $144.8 million, all of which was paid in 2023, and of which $130.0 million was financed by committed term loan facilities.

As of December 31, 2022, the Company has committed to the purchase of scrubber equipment from Clean Marine AS, a related party, for two vessels owned by the Company, with a remaining financial commitment of $0.7 million, excluding installation costs, due in 2023.

As of December 31, 2022, the Company has no further commitments for the purchase of BWTS.

As of December 31, 2022, the Company has agreed to provide a $60.0 million guarantee in respect of the performance of its subsidiaries, and two subsidiaries of an affiliate of Hemen, under a bunker supply arrangement with TFG Marine. As of December 31, 2022, there are no amounts payable under this guarantee. In addition, should TFG Marine be required to provide a parent company guarantee to its bunker suppliers or finance providers then for any guarantee that is provided by the Trafigura Group and becomes payable, Frontline shall pay a pro rata amount based on its share of the equity in TFG Marine. The
Frontline Plc – Annual Report and Financial Statements 2022

maximum liability under this guarantee is $6.0 million and there are no amounts payable under this guarantee as at December 31, 2022.

In February 2023, the Company repaid $60.0 million of its $275.0 million senior unsecured credit facility with an affiliate of Hemen. Up to $125.3 million remains available following the repayment.

In March 2023, the Company entered into eight forward bunker purchase arrangements with TFG Marine, a related party, which obligate the Company to purchase and take delivery of minimum quantities of low sulfur and high sulfur bunker fuel, at fixed prices, over the period from June 2023 to December 2024. The total commitment amounted to $37.1 million, $13.2 million of which is expected to be paid in 2023 and $23.9 million of which is expected to be paid in 2024.

We believe that cash on hand and borrowings under our current and committed credit facilities, along with cash generated from operating activities will be sufficient to fund our requirements for, at least, the twelve months from the date of this annual report.

Medium to Long-term Liquidity and Cash Requirements

Our medium and long-term liquidity requirements include payment of newbuilding installments, funding the equity portion of investments in new or replacement vessels and repayment of bank loans. Additional sources of funding for our medium and long-term liquidity requirements include new loans, refinancing of existing arrangements, equity issues, public and private debt offerings, vessel sales, sale and leaseback arrangements and asset sales.

Cash Flows

The following table summarizes our cash flows from operating, investing and financing activities for the periods indicated.
(in thousands of $)	2022	2021
Net cash provided by operating activities	385,330	85,261
Net cash used in investing activities	(257,320)	(374,419)
Net cash provided by financing activities	13,442	227,510
Net change in cash and cash equivalents	141,452	(61,648)
Cash and cash equivalents at beginning of year	113,073	174,721
Cash and cash equivalents at end of year	254,525	113,073

Net cash provided by operating activities

Net cash provided by operating activities increased by $300.1 million in the year ended December 31, 2022 as compared to the year ended December 31, 2021.

Net cash provided by operating activities was primarily impacted by: (i) overall market conditions as reflected by TCE rates, (ii) the size and composition of our fleet that we own, lease and charter-in, (iii) whether our vessels were operated under time charters or voyage charters, and (iv) changes in operating assets and liabilities.

i.
Our reliance on the spot market contributes to fluctuations in cash flows from operating activities as a result of its exposure to highly cyclical tanker rates. Any increase or decrease in the average TCE rates earned by our vessels will have a positive or negative comparative impact, respectively, on the amount of cash provided by operating activities. TCE represents operating revenues less other income and voyage expenses. TCE is therefore impacted by both movements in operating revenues, as determined by market freight rates, and voyage expenses, which are primarily comprised of bunker expenses, port charges and canal tolls. In 2022, average market quoted TCE rates increased for VLCCs, Suezmax tankers and LR2 product tankers as compared to 2021, see “Item 5. Operating Financial Review and Prospects - A. Operating Results” The net increase in average quoted market rates led to a $510.8 million increase in cash provided by operating activities for the year ended December 31, 2022, due to higher operating revenues. The increase in rates was offset by the increase in bunker prices and port costs, also a component of TCE, and ship operating expenses in 2022 compared to 2021, which resulted in a $174.1 million decrease in cash provided by operating activities.

ii.
Detailed information on the size and composition of our fleet, along with whether our vessels were operated under time charters or voyage charters, including changes between the periods presented, is disclosed in “Item 5. Operating

Frontline Plc – Annual Report and Financial Statements 2022

Financial Review and Prospects - A. Operating Results”. Changes in the size and composition of our fleet resulted in a net increase in cash provided by operating activities of $63.2 million. The increase is primarily due to the delivery of four newbuilding VLCCs, four newbuilding LR2 tankers and two 2019 built VLCCs, offset by the sale of four LR2 tankers and a redelivery of two VLCCs, between January 1, 2021 and December 31, 2022. These changes led to an increase of $72.9 million in cash received from revenues. The aforementioned increase was partially offset by the increase in cash paid for voyage expenses, ship operating expenses and interest of $9.8 million.

iii.
The net increase in vessels trading under voyage charters in 2022 as compared to 2021 resulted in a $66.2 million increase in cash provided by operating activities, as the previous time charters were at lower rates than the prevailing spot market on the date of redelivery.

iv.
Changes in operating assets and liabilities resulted in a decrease in cash provided by operating activities of $111.5 million. The movement in working capital balances are impacted by the timing of voyages, and also by the timing of fueling and consumption of fuel on board our vessels. Revenues for vessels that operate under time charters are typically billed in advance, whereas revenues under voyage charters are typically billed upon completion of a voyage. In 2021, the hire rates increased in the fourth quarter. In 2022, the rates continued rising, increasing significantly in the fourth quarter reaching an all-time high for LR2 tankers. This movement resulted in a net decrease in cash generated from settlements of trade receivables. In addition, increased bunker prices caused a corresponding increase in inventories held, which adversely impacted cash provided by operating activities. The aforementioned were offset by the high volume of accrued operating expenses settled in 2021, in comparison to those settled in 2022, resulting in an increase in cash provided by operating activities.

The above factors were offset by a decrease in net cash provided by operating activities due to the following:

•	a $22.4 million increase in interest expense and debt issuance costs primarily as a result of additional drawdowns on the Company’s fixed and floating rate facilities,
•	a net decrease of $15.1 million in cash provided by operating activities due to the decrease in administrative expenses and administrative income,
•	the receipt of a dividend distribution from DNK of $13.4 million, after withholding tax of $4.5 million in 2021, and
•	a $4.2 million increase in non-capitalized costs relating to upgrades.

Net cash used in investing activities

Net cash used in investing activities of $257.3 million in 2022 comprised mainly of:

•
additions to newbuildings, vessels and equipment of $335.8 million, consisting of $303.0 million in respect of the four newbuildings delivered in the period and the installments paid for the two remaining newbuilding contracts, $15.0 million paid for various vessel upgrades and $17.9 million capitalized dry docking costs, and

•	$1.5 million in relation to additional investment in associated companies.

This was offset by:

•	$80.0 million proceeds from the sale of two LR2 tankers,

Net cash used in investing activities of $374.4 million in 2021 comprised mainly of:

•
additions to newbuildings, vessels and equipment of $473.8 million, consisting of $276.3 million in respect of the four newbuildings delivered in the period and the installments paid for the six remaining newbuilding contracts, $180.9 million paid for the acquisition of two 2019-built VLCCs, $11.5 million capitalized dry docking costs and $5.2 million paid for various vessel upgrades, and

•	$0.4 million in relation to the purchase of marketable securities.

This was offset by:

•	$80.0 million proceeds from the sale of two LR2 tankers,
•	$14.1 million proceeds from the sale of marketable securities, and
•	a $5.6 million settlement in relation to the sale of Seateam Management in October 2020.

Net cash provided by financing activities
Frontline Plc – Annual Report and Financial Statements 2022

Net cash provided by financing activities in 2022 of $13.4 million was primarily due to:

•	debt drawdowns of $651.2 million

These items were partially offset by:

•	debt repayments of $597.8 million,
•	cash dividends of $33.4 million paid, and
•	lease repayments of $6.6 million.

Net cash provided by financing activities in 2021 of $227.5 million was primarily due to:

•	debt drawdowns of $403.9 million, and
•	the issuance of 5,838,658 new ordinary shares as part of the Company’s ATM program and options exercise which generated net proceeds of $52.4 million.

These items were partially offset by:

•	debt repayments of $219.5 million, and
•	lease repayments of $9.3 million.

FINANCIAL RESULTS

The Company’s profit after tax was $475.5 million for the year ended December 31, 2022 compared to a loss after tax of $15.0 million for the year ended December 31, 2021. The total assets of the Company as of December 31, 2022 were $4,768.4 million and the net assets were $2,259.9 million, compared to $4,106.6 million and $1,642.0 million, respectively, as of December 31, 2021.

See the Consolidated Financial Statements accompanying Notes included herein for further details.

PRINCIPAL RISKS AND UNCERTAINTIES

The principal risks and uncertainties that the Company faces relate to tanker market volatility, ESG factors, operations, compliance, and cyber security as follows:

Tanker market volatility

Historically, the tanker industry has been highly cyclical, with volatility in profitability, charter rates and asset values resulting from changes in the supply of, and demand for, tanker capacity and changes in the supply of and demand for oil and oil products. These factors may adversely affect the rates payable and the amounts we receive in respect of our vessels. The conflict in Ukraine is disrupting energy production and trade patterns, including shipping in the Black Sea and elsewhere, and its impact on energy prices and tanker rates, which initially have increased, is uncertain. Our ability to re-charter our vessels on the expiration or termination of their current spot and time charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, economic conditions in the tanker market and we cannot guarantee that any renewal or replacement charters we enter into will be sufficient to allow us to operate our vessels profitably. Our revenues are affected by our strategy to employ some of our vessels on time charters, which have a fixed income for a pre-set period of time as opposed to trading ships in the spot market where their earnings are heavily impacted by the supply and demand balance. If we are not able to obtain new contracts in direct continuation with existing charters or for newly acquired vessels, or if new contracts are entered into at charter rates substantially below the existing charter rates or on terms otherwise less favorable compared to existing contracts terms, our revenues and profitability could be adversely affected.

The factors that may influence demand for tanker capacity include:

•	the supply of and demand for oil and oil products;
•	the supply of and demand for alternative energy sources
•	global and regional economic and political conditions, including developments in international trade, national oil reserves policies, fluctuations in industrial and agricultural production;
Frontline Plc – Annual Report and Financial Statements 2022

•	national policies regarding strategic oil inventories (including if strategic reserves are set at a lower level in the future as oil decreases in the energy mix);
•	regional availability of refining capacity and inventories compared to geographies of oil production regions;
•	changes in seaborne and other transportation patterns, including changes in the distances over which tanker cargoes are transported by sea;
•
increases in the production of oil in areas linked by pipelines to consuming areas, the extension of existing, or the development of new, pipeline systems in markets we may serve, or the conversion of existing non-oil pipelines to oil pipelines in those markets;

•	currency exchange rates, most importantly versus USD;
•	weather, acts of God and natural disasters;
•	competition from alternative sources of energy and from other shipping companies and other modes of transport;
•	international sanctions, embargoes, import and export restrictions, nationalizations, piracy, terrorist attacks and armed conflicts, including the ongoing conflict between Russia and Ukraine;
•
legal and regulatory changes including regulations adopted by supranational authorities and/or industry bodies, such as safety and environmental regulations and requirements by major oil companies; and

•	diseases and viruses, affecting livestock and humans, including pandemics, such as the COVID-19 outbreak.

The factors that influence the supply of tanker capacity include:

•	current and expected purchase orders for tankers;
•	the number and size of newbuilding orders and deliveries, as may be impacted by the availability of financing for new vessels and shipping activity;
•	the number of shipyards and ability of shipyards to deliver vessels;
•	any potential delays in the delivery of newbuilding vessels and/or cancellations of newbuilding orders;
•	availability of financing for new vessels and shipping activity;
•	the degree of recycling of older vessels, depending, amongst other things, on recycling rates and international recycling regulations;
•	the number of vessel casualties;
•	technological advances in tanker design and capacity;
•	tanker freight rates, which are affected by factors that may affect the rate of newbuilding, swapping and laying up of tankers;
•	port and canal congestion;
•	slow-steaming of vessels;
•	the price of steel and vessel equipment;
•	the number of conversions of tankers to other uses or conversions of other vessels to tankers;
•	the number of tankers that are out of service, namely those that are laid-up, dry docked, awaiting repairs or otherwise not available for hire;
•
business disruptions, including supply chain disruptions and congestion, due to natural or other disasters or otherwise, such as the ongoing COVID-19 pandemic, and any lockdown measures imposed by governments in regions whose economic conditions have a direct correlation demand for tanker products, including China;

•	changes in government and industry environmental and other regulations that may limit the useful lives of tankers;
•	changes in national or international regulations that may effectively cause reductions in the carrying capacity of vessels or early obsolescence of tonnage.
•	environmental concerns and uncertainty around new regulations in relation to, amongst others, new technologies which may delay the ordering of new vessels; and
•	government subsidies of shipbuilding;

In addition to the prevailing and anticipated freight rates, factors that affect the rate of newbuilding, scrapping and laying-up include newbuilding prices, secondhand vessel values in relation to scrap prices, costs of bunkers and other operating costs, costs associated with classification society surveys, normal maintenance costs, insurance coverage costs, and the efficiency and
Frontline Plc – Annual Report and Financial Statements 2022

age profile of the existing tanker fleet. The factors affecting the supply and demand for tankers have been volatile and are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable, including those discussed above. Market conditions were volatile in 2022 and continued volatility may reduce demand for transportation of oil over longer distances and increase the supply of tankers to carry that oil, which may have a material adverse effect on our business, financial condition, results of operations, cash flows, ability to pay dividends and existing contractual obligations.

ESG factors

Companies across all industries are facing increasing scrutiny relating to their ESG policies. Investor advocacy groups, certain institutional investors, investment funds, lenders and other market participants are increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. The increased focus and activism related to ESG and similar matters may hinder access to capital, as investors and lenders may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Companies which do not adapt to or comply with investor, lender or other industry shareholder expectations and standards, which are evolving, or which are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, may suffer from reputational damage, costs related to litigation, and the business, financial condition, and/or stock price of such a company could be materially and adversely affected.

We may face increasing pressures from investors, lenders and other market participants, who are increasingly focused on climate change, to prioritize sustainable energy practices, reduce our carbon footprint and promote sustainability. As a result, we may be required to implement more stringent ESG procedures or standards so that our existing and future investors and lenders remain invested in us and make further investments in us, especially given the highly focused and specific trade of crude oil transportation in which we are engaged. Such ESG corporate transformation calls for an increased resource allocation to serve the necessary changes in that sector, increasing costs and capital expenditure. If we do not meet these standards, our business and/or our ability to access capital could be harmed.

MEPC 75 introduced draft amendments to Annex VI which impose new regulations to reduce greenhouse gas emissions from ships. These amendments introduce requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping. To achieve a 40% reduction in carbon emissions by 2023 compared to 2008, shipping companies are required to include: (i) a technical requirement to reduce carbon intensity based on a new Energy Efficiency Existing Ship Index (“EEXI”), and (ii) operational carbon intensity reduction requirements, based on a new operational carbon intensity indicator (“CII”). The EEXI is required to be calculated for ships of 400 gross tonnage and above. The IMO and MEPC will calculate “required” EEXI levels based on the vessel’s technical design, such as vessel type, date of creation, size and baseline. Additionally, an “attained” EEXI will be calculated to determine the actual energy efficiency of the vessel. A vessel’s attained EEXI must be less than the vessel’s required EEXI. Non-compliant vessels will have to upgrade their engine to continue to travel. With respect to the CII, the draft amendments would require ships of 5,000 gross tonnage to document and verify their actual annual operational CII achieved against a determined required annual operational CII. The vessel’s attained CII must be lower than its required CII. Vessels that continually receive subpar CII ratings will be required to submit corrective action plans to ensure compliance. MEPC 79 also adopted amendments to MARPOL Annex VI, Appendix IX to include the attained and required CII values, the CII rating and attained EEXI for existing ships in the required information to be submitted to the IMO Ship Fuel Oil Consumption Database. The amendments will enter into force on May 1, 2024.

MEPC 76 adopted amendments to the International Convention on the Control of Harmful Anti-Fouling Systems on Ships, 2001, or the AFS Convention, which have been entered into force on January 1, 2023. From this date, all ships shall not apply or re-apply anti-fouling systems containing cybutryne on or after January 1, 2023; all ships bearing an anti-fouling system that contains cybutryne in the external coating layer of their hulls or external parts or surfaced on January 1, 2023 shall either: remove the anti-fouling system or apply a coating that forms a barrier to this substance leaching from the underlying non-compliance anti-fouling system. The Company does not currently apply anti-fouling systems containing cybutryne.

The Glasgow Climate Pact, an agreement reached at the COP26, calls for signatory states to voluntarily phase out unabated coal usage and fossil fuels subsidies. COP26 also produced the Clydebank Declaration, in which 22 signatory states (including the United States and the United Kingdom) announced their intention to voluntarily support the establishment of zero-emission shipping routes. Governmental and investor pressure to voluntarily participate in these green shipping routes could cause the Company to incur significant additional expenses to “green” our vessels.

Additionally, certain investors and lenders may exclude oil transport companies, such as us, from their investing portfolios altogether due to ESG factors. These limitations in both the debt and equity capital markets may affect our ability to grow as
Frontline Plc – Annual Report and Financial Statements 2022

our plans for growth may include accessing the equity and debt capital markets. If those markets are unavailable, or if we are unable to access alternative means of financing on acceptable terms, or at all, we may be unable to implement our business strategy, which would have a material adverse effect on our financial condition and results of operations and impair our ability to service our indebtedness. Further, it is likely that we will incur additional costs and require additional resources to monitor, report and comply with wide ranging ESG requirements. The occurrence of any of the foregoing could have a material adverse effect on our business and financial condition.

Operational risk

The operation of an ocean-going vessel carries inherent risks. These risks include the possibility of:

•	loss of life or harm to seafarers;
•	a marine accident or disaster;
•	environmental accidents and pollution;
•	cargo and property losses or damage; and
•	business interruptions caused by mechanical failure, human error, war, terrorism, piracy, political action in various countries, labor strikes, or adverse weather conditions.

Any of these circumstances or events could increase our costs or lower our revenues. The involvement of our vessels in an accident or oil spill or other environmental disaster may harm our reputation as a safe and reliable tanker operator.

The hull and machinery of every commercial vessel must be certified as being “in class” by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention. All of our vessels are certified as being “in class” by all the applicable Classification Societies (e.g., American Bureau of Shipping, Lloyd’s Register of Shipping or DNV GL).

A vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special survey, a vessel’s machinery may be placed on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. We expect our vessels to be on special survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel is also required to be dry docked every two and a half to five years for inspection of its underwater parts.

Compliance with the above requirements may result in significant expense. If any vessel does not maintain its class or fails any annual, intermediate or special survey, the vessel will be unable to trade between ports and will be unemployable and uninsurable, which could cause us to be in violation of certain covenants in our loan agreements. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

The operation of our vessels is affected by the requirements set forth in the IMO’s International Safety Management Code, (the “ISM Code”). The ISM Code requires shipowners, ship managers and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. If we fail to comply with the ISM Code, we may be subject to increased liability, including the invalidation of existing insurance or a decrease of available insurance coverage for our affected vessels and such failure may result in a denial of access to, or detention in, certain ports. The U.S. Coast Guard and European Union authorities enforce compliance with the ISM and International Ship and Port Facility Security Code, or the ISPS Code, and prohibit non-compliant vessels from trading in U.S. and European Union ports. This could have a material adverse effect on our future performance, results of operations, cash flows and financial position. Given that the IMO continues to review and introduce new regulations, it is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

Because such conventions, laws, and regulations are often revised, we cannot predict the ultimate cost of complying with such conventions, laws and regulations or the impact thereof on the resale prices or useful lives of our vessels. Additional conventions, laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our operations. We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, certificates, and financial assurances with respect to our operations.
Frontline Plc – Annual Report and Financial Statements 2022

Further, government regulation of vessels, particularly in the areas of safety and environmental requirements, can be expected to become stricter in the future and may require us to incur significant capital expenditures on our vessels to keep them in compliance.

The operation of tankers has unique operational risks associated with the transportation of oil. An oil spill may cause significant environmental damage, and a catastrophic spill could exceed the insurance coverage available. Compared to other types of vessels, tankers are exposed to a higher risk of damage and loss by fire, whether ignited by a terrorist attack, collision, or other cause, due to the high flammability and high volume of the oil transported in tankers.

Further, our vessels and their cargoes will be at risk of being damaged or lost because of events such as marine disasters, bad weather and other acts of God, business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy and other circumstances or events. Changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labor strikes and boycotts. These hazards may result in death or injury to persons, loss of revenues or property, the payment of ransoms, environmental damage, higher insurance rates, damage to our customer relationships and market disruptions, delay or rerouting.

If our vessels suffer damage, they may need to be repaired at a dry docking facility. The costs of dry dock repairs are unpredictable and may be substantial. We may have to pay dry docking costs that our insurance does not cover at all or in full. The loss of revenues while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, may adversely affect our business and financial condition. In addition, space at dry docking facilities is sometimes limited and not all dry docking facilities are conveniently located. We may be unable to find space at a suitable dry docking facility or our vessels may be forced to travel to a dry docking facility that is not conveniently located relative to our vessels’ positions. The loss of earnings while these vessels are forced to wait for space or to travel to more distant dry docking facilities may adversely affect our business and financial condition. Further, the involvement of our vessels in a serious accident or the total loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator. If we are unable to adequately maintain or safeguard our vessels, we may be unable to prevent any such damage, costs or loss which could negatively impact our business, financial condition, results of operations, cash flows and ability to pay dividends.

For vessels on voyage charters, fuel oil, or bunkers, is a significant, if not the largest, expense. Changes in the price of fuel may adversely affect our profitability to the extent we have vessels on voyage charters. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, such as the ongoing conflict in the Ukraine region, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Any future increase in the cost of fuel may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

In addition, the entry into force, on January 1, 2020, of the 0.5% global sulfur cap in marine fuels used by vessels that are not equipped with sulfur oxide scrubbers under MARPOL Annex VI may lead to changes in the production quantities and prices of different grades of marine fuel by refineries and introduces an additional element of uncertainty in fuel markets, which could result in additional costs and adversely affect our cash flows, earnings and results from operations.

Bunker prices have increased significantly during 2021 and have continued rising during 2022. Prices for very low sulfur fuel oil, or VLSFO, in Singapore started at around $415 per metric ton in January 2021 and reached $620 per metric ton by the end of December 2021, an increase of about 50%. During 2022, our bunker costs rose as a result of conflict in Ukraine. The price of VLSFO has increased significantly as a result of the conflict in Ukraine and, indicatively, the price for VLSFO in Singapore reached approximately $1,100 per metric ton in July 2022, but has since decreased. As of February 9, 2023, the price of VLSFO in Singapore was approximately $656 per metric ton but uncertainty regarding its future direction remains.

Compliance risks

None of our vessels called on ports located in countries or territories that are the subject of country-wide or territory-wide sanctions or embargoes imposed by the U.S. government or other applicable governmental authorities (“Sanctioned Jurisdictions”) in 2022 in violation of applicable sanctions or embargo laws. Although we intend to maintain compliance with all applicable sanctions and embargo laws, and we endeavor to take precautions reasonably designed to mitigate such risks, it is possible that, in the future, our vessels may call on ports located in Sanctioned Jurisdictions on charterers’ instructions and/or
Frontline Plc – Annual Report and Financial Statements 2022

without our consent. If such activities result in a violation of sanctions or embargo laws, we could be subject to monetary fines, penalties, or other sanctions, and our reputation and the market for our ordinary shares could be adversely affected.

U.S. sanctions exist under a strict liability regime. A party need not know it is violating sanctions and need not intend to violate sanctions to be liable. We could be subject to monetary fines, penalties, or other sanctions for violating applicable sanctions or embargo laws even in circumstances where our conduct, or the conduct of a charterer, is consistent with our sanctions-related policies, unintentional or inadvertent.

The laws and regulations of these different jurisdictions vary in their application and do not all apply to the same covered persons or proscribe the same activities. In addition, the sanctions and embargo laws and regulations of each jurisdiction may be amended to increase or reduce the restrictions they impose over time, and the lists of persons and entities designated under these laws and regulations are amended frequently. Moreover, most sanctions regimes provide that entities owned or controlled by the persons or entities designated in such lists are also subject to sanctions. The U.S. and EU both have enacted new sanctions programs in recent years. Additional countries or territories, as well as additional persons or entities within or affiliated with those countries or territories, have, and in the future will, become the target of sanctions. These require us to be diligent in ensuring our compliance with sanctions laws. Further, the U.S. has increased its focus on sanctions enforcement with respect to the shipping sector. Current or future counterparties of ours may be affiliated with persons or entities that are or may be in the future become the subject of sanctions imposed by the United States, EU and and/or other international bodies. If we determine that such sanctions require us to terminate existing or future contracts to which we, or our subsidiaries, are party or if we are found to be in violation of such applicable sanctions, our results of operations may be adversely affected, or we may suffer reputational harm.

As a result of Russia’s actions in Ukraine, the U.S., EU and United Kingdom, together with numerous other countries, have imposed significant sanctions on persons and entities associated with Russia and Belarus, as well as comprehensive sanctions on certain areas within the Donbas region of Ukraine, and such sanctions apply to entities owned or controlled by such designated persons or entities. These sanctions adversely affect our ability to operate in the region and also restrict parties whose cargo we may carry. Sanctions against Russia have also placed significant prohibitions on the maritime transportation of seaborne Russian oil, the importation of certain Russian energy products and other goods, and new investments in the Russian Federation. These sanctions further limit the scope of permissible operations and cargo we may carry.

Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations in 2022, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in our reputation and the market for our securities to be adversely affected and/or some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries or territories identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common stock may adversely affect the price at which our common stock trades. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. Investor perception of the value of our common stock may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in countries or territories that we operate in.

Our operations will be subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. Compliance with such laws and regulations, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. Compliance with such laws and regulations may require us to obtain certain permits or authorizations prior to commencing operations. Failure to obtain such permits or authorizations could materially impact our business results of operations, financial conditions and ability to pay dividends by delaying or limiting our ability to accept charterers. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions including greenhouse gases, the management of ballast waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents.

A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Environmental requirements can also affect the resale value or useful lives of
Frontline Plc – Annual Report and Financial Statements 2022

our vessels, could require a reduction in cargo capacity, ship modifications or operational changes or restrictions, could lead to decreased availability of insurance coverage for environmental matters or could result in the denial of access to certain jurisdictional waters or ports or detention in certain ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including clean-up obligations and natural resource damages liability, in the event that there is a release of hazardous materials from our vessels or otherwise in connection with our operations. Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability, without regard to whether we were negligent or at fault. We could also become subject to personal injury or property damage claims relating to the release of hazardous substances associated with our existing or historic operations. Violations of, or liabilities under, environmental requirements can result in substantial penalties, fines and other sanctions, including, in certain instances, seizure or detention of our vessels, and could harm our reputation with current or potential charterers of our tankers. We will be required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we have insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, financial condition, results of operations and cash flows.

In addition, many environmental requirements are designed to reduce the risk of pollution, such as from oil spills, and our compliance with these requirements could be costly. To comply with these and other regulations, including: (i) the sulfur emission requirements of Annex VI of the International Convention for the Prevention of Marine Pollution from Ships, or “MARPOL”, which instituted a global 0.5% (lowered from 3.5% as of January 1, 2020) sulfur cap on marine fuel consumed by a vessel, unless the vessel is equipped with an exhaust gas cleaning system, an EGCS or scrubber, and (ii) the International Convention for the Control and Management of Ships’ Ballast Water and Sediments of the International Maritime Organization, or IMO, which requires vessels to install expensive ballast water treatment systems, or BWTS, we may be required to incur additional costs to meet new maintenance and inspection requirements, develop contingency plans for potential spills, and obtain insurance coverage. The increased demand for low sulfur fuels may increase the costs of fuel for our vessels that do not have scrubbers. Additional conventions, laws and regulations may be adopted that could limit our ability to do business or increase the cost of doing business and which may materially and adversely affect our operations.

We have incurred increased costs to comply with these revised standards. Additional or new conventions, laws and regulations may be adopted that could require, among others, the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition. Low sulfur fuel is more expensive than standard marine fuel containing 3.5% sulfur content and may become more expensive or difficult to obtain as a result of increased demand. If the cost differential between low sulfur fuel and high sulfur fuel is significantly higher than anticipated, or if low sulfur fuel is not available at ports on certain trading routes, it may not be feasible or competitive to operate our vessels on certain trading routes without installing scrubbers or without incurring deviation time to obtain compliant fuel. Scrubbers may not be available to be installed on such vessels at a favorable cost or at all if we seek them at a later date. Further, there is risk that if the fuel spread between high sulfur fuel oil and low sulfur fuel oil decreases, we may not be able to recover the investments we have made in our scrubbers with our expected timeframes or at all. As of December 31, 2022, 40 of the vessels owned by the Company are fitted with scrubbers, of which 18 vessels were delivered to the Company with scrubbers fitted, and two further scrubber installations are planned in 2023. As of December 31, 2022, the Company has incurred $87.8 million since 2018 on the purchase and installation of scrubbers on 28 vessels, of which two were sold in 2021, two were sold in 2022 and the leases on two vessels were terminated in 2022.

Furthermore, depending on the date of the International Oil Pollution Prevention, or IOPP, renewal survey, existing vessels constructed before September 8, 2017 must comply with the updated D-2 standard on or after September 8, 2019. For most vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ships constructed on or after September 8, 2017 are to comply with the D-2 standards on or after September 8, 2017. As of December 31, 2022, the Company has incurred $21.0 million since 2018 to comply with these regulations.

Furthermore, United States regulations are currently changing. Although the 2013 Vessel General Permit, or VGP program and the U.S. National Invasive Species Act, or NISA, are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act, or VIDA, which was signed into law on December 4, 2018, requires that the U.S. Environmental Protection Agency, or EPA, develop national standards of performance for approximately 30 discharges, similar to those found in the VGP within two years. On October 26, 2020, the EPA published a Notice of Proposed Rulemaking for Vessel Incidental Discharge National Standards of Performance under VIDA. Within two years after the EPA publishes its final Vessel Incidental Discharge National Standards of Performance, the U.S. Coast Guard must develop corresponding implementation, compliance and enforcement regulations regarding ballast water. The new regulations could require the installation of new equipment, which may cause us to incur substantial costs.
Frontline Plc – Annual Report and Financial Statements 2022

We continue to evaluate different options in complying with IMO and other rules and regulations.

We may operate in a number of countries throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the U.S. Foreign Corrupt Practices Act of 1977, or the FCPA and other anti-bribery legislation. We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the FCPA. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management. Though we have implemented monitoring procedures and required policies, guidelines, contractual terms and audits, these measures may not prevent or detect failures by our agents or intermediaries regarding compliance.

We may be, from time to time, involved in various litigation matters and arbitration proceedings. These matters may include, among other things, contract disputes, personal injury claims, environmental claims or proceedings, asbestos and other toxic tort claims, employment matters, governmental claims for taxes or duties, and other litigation that arises in the ordinary course of our business. Although we intend to defend these matters vigorously, we cannot predict with certainty the outcome or effect of any claim or other litigation matter, and the ultimate outcome of any litigation or the potential costs to resolve them may have a material adverse effect on us. Insurance may not be applicable or sufficient in all cases and/or insurers may not remain solvent which may have a material adverse effect on our financial condition. Please see notes 24 and 26 to our consolidated financial statements.

Cyber security risk

We rely on our computer systems and network infrastructure across our operations, including on our vessels. The safety and security of our vessels and efficient operation of our business, including processing, transmitting and storing electronic and financial information, are dependent on computer hardware and software systems, which are increasingly vulnerable to security breaches and other disruptions. Any significant interruption or failure of our information systems or any significant breach of security could adversely affect our business and results of operations.

Our vessels rely on information systems for a significant part of their operations, including navigation, provision of services, propulsion, machinery management, power control, communications and cargo management. We have in place safety and security measures on our vessels and onshore operations to secure our vessels against cyber-security attacks and any disruption to their information systems. However, these measures and technology may not adequately prevent security breaches despite our continuous efforts to upgrade and address the latest known threats. A disruption to the information system of any of our vessels could lead to, among other things, wrong routing, collision, grounding and propulsion failure.

Beyond our vessels, we rely on industry accepted security measures and technology to securely maintain confidential and proprietary information maintained on our information systems. However, these measures and technology may not adequately prevent security breaches. The technology and other controls and processes designed to secure our confidential and proprietary information, detect and remedy any unauthorized access to that information were designed to obtain reasonable, but not absolute, assurance that such information is secure and that any unauthorized access is identified and addressed appropriately. Such controls may in the future fail to prevent or detect, unauthorized access to our confidential and proprietary information. In addition, the foregoing events could result in violations of applicable privacy and other laws. If confidential information is inappropriately accessed and used by a third party or an employee for illegal purposes, we may be responsible to the affected individuals for any losses they may have incurred as a result of misappropriation. In such an instance, we may also be subject to regulatory action, investigation or liable to a governmental authority for fines or penalties associated with a lapse in the integrity and security of our information systems. Furthermore, from May 25, 2018, data breaches on personal data, as defined in the General Data Protection Regulation 2016/679 (EU), could lead to administrative fines up to €20 million or up to 4% of the total worldwide annual turnover of the company, whichever is higher.

Our operations, including our vessels, and business administration could be targeted by individuals or groups seeking to sabotage or disrupt such systems and networks, or to steal data, and these systems may be damaged, shutdown or cease to function properly (whether by planned upgrades, force majeure, telecommunications failures, hardware or software break-ins or viruses, other cyber-security incidents or otherwise). For example, the information systems of our vessels may be subject to threats from hostile cyber or physical attacks, phishing attacks, human errors of omission or commission, structural failures of
Frontline Plc – Annual Report and Financial Statements 2022

resources we control, including hardware and software, and accidents and other failures beyond our control. The threats to our information systems are constantly evolving, and have become increasingly complex and sophisticated. Furthermore, such threats change frequently and are often not recognized or detected until after they have been launched, and therefore, we may be unable to anticipate these threats and may not become aware in a timely manner of such a security breach, which could exacerbate any damage we experience.

We may be required to expend significant capital and other resources to protect against and remedy any potential or existing security breaches and their consequences. A cyber-attack could result in significant expenses to investigate and repair security breaches or system damages and could lead to litigation, fines, other remedial action, heightened regulatory scrutiny and diminished customer confidence. In addition, our remediation efforts may not be successful and we may not have adequate insurance to cover these losses.

The unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could have a material adverse effect on our business, results of operations, cash flows and financial condition.

Moreover, cyber-attacks against the Ukrainian government and other countries in the region have been reported in connection with the ongoing conflicts between Russia and Ukraine. To the extent such attacks have collateral effects on global critical infrastructure or financial institutions, such developments could adversely affect our business, operating results and financial condition. At this time, it is difficult to assess the likelihood of such threat and any potential impact at this time.

USE OF FINANCIAL INSTRUMENTS BY THE COMPANY

The Company uses financial instruments which results in exposure to the following risks:

Interest Rate Risk
The Company is exposed to the impact of interest rate changes primarily through its floating-rate borrowings that require the Company to make interest payments based on SOFR and LIBOR. Significant increases in interest rates could adversely affect operating margins, results of operations and ability to service debt. The Company uses interest rate swaps to reduce its exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with its floating-rate debt. The Company is exposed to the risk of credit loss in the event of non-performance by the counterparty to the interest rate swap agreements.

As of December 31, 2022, the Company’s outstanding debt which was at variable interest rates, net of the amount subject to interest rate swap agreements, was $1,634.2 million. Based on this, a one percentage point increase in annual LIBOR and SOFR interest rates would increase its annual interest expense by approximately $16.3 million, excluding the effects of capitalization of interest.

Currency Risk
The majority of the Company’s transactions, assets and liabilities are denominated in U.S. dollars, its functional currency. Certain of its subsidiaries report in British pounds, Norwegian kroner or Singapore dollars and risks of two kinds arise as a result: a transaction risk, that is, the risk that currency fluctuations will have an effect on the value of cash flows; and a translation risk, which is the impact of currency fluctuations in the translation of foreign operations and foreign assets and liabilities into U.S. dollars in the consolidated financial statements.

Inflation
Significant global inflationary pressures (such as the war between Russia and the Ukraine) increase operating, voyage, general and administrative, and financing costs. Historically, shipping companies are accustomed to navigating in shipping downturns, coping with inflationary pressures and monitoring costs to preserve liquidity, as they typically encourage suppliers and service providers to lower rates and prices.

Although inflation has had a moderate impact on our vessel operating expenses, insurance and corporate overheads, management does not consider inflation to be a significant risk to direct costs in the current and foreseeable economic environment. Oil transportation is a specialized area and the number of vessels is increasing. There will therefore be an increased demand for qualified crew and this has and will continue to put inflationary pressure on crew costs. However, in a shipping downturn, costs subject to inflation can usually be controlled because shipping companies typically monitor costs to preserve liquidity and encourage suppliers and service providers to lower rates and prices in the event of a downturn.
Frontline Plc – Annual Report and Financial Statements 2022

Price Risk
Our exposure to equity securities price risk arises from marketable securities held by the Company which are listed equity securities and are carried at FVTPL unless the election to present subsequent changes in the investment’s fair value in OCI is made.

Interest Rate Swap Agreements
In February 2016, the Company entered into an interest rate swap with DNB whereby the floating interest on notional debt of $150.0 million was switched to fixed rate. The contract had a forward start date of February 2019. In the year ended December 31, 2020, the Company entered into three interest rate swaps with DNB whereby the floating interest rate on notional debt totaling $250.0 million was switched to a fixed rate. In the year ended December 31, 2020, the Company entered into two interest rate swaps with Nordea Bank whereby the floating interest rate on notional debt of $150.0 million was switched to a fixed rate.  The reference rate for our interest rate swaps is LIBOR. The aggregate fair value of these swaps as of December 31, 2022 was an asset of $54.0 million (2021: $9.7 million, 2020: nil) and a liability of nil (2021: $5.7 million, 2020: $19.3 million). The fair value (Level 2) of the Company’s interest rate swap agreements is the estimated amount that the Company would receive or pay to terminate the agreements at the reporting date, taking into account, as applicable, fixed interest rates on interest rate swaps, current interest rates, forward rate curves and the current credit worthiness of both the Company and the derivative counterparty. The estimated fair value is the present value of future cash flows. The Company recorded a gain on these interest rate swaps of $53.6 million in 2022 (2021: gain of $17.5 million).

See Note 20 to our audited Consolidated Financial Statements included herein for further details.

DIVIDENDS

In December 2015, our Board approved implementing a dividend policy to distribute quarterly dividends to shareholders equal to or close to earnings per share adjusted for non-recurring items. In February 2023, we declared a dividend of $0.30 per share for the third quarter and a dividend of $0.77 per share for the fourth quarter of 2022. In August 2022, we declared a dividend of $0.15 per share for the second quarter of 2022. No dividends were declared in 2021. The timing and amount of dividends, if any, is at the discretion of the Board. We cannot guarantee that our Board will declare dividends in the future. The Board does not recommend any further dividend for 2022.

SHARE CAPITAL AND PREMIUM

Authorized capitalization

The authorized share capital of the Company as of December 31, 2022 is $600,000,000 (2021: $500,000,000) divided into 600,000,000 shares (2021: 500,000,000) of $1.00 par value each, of which 222,622,889 shares (December 31, 2021: 203,530,979 shares and December 31, 2020: 197,692,321 shares) of $1.00 par value each are in issue and fully paid.

Reconciliation of the Number of Ordinary Shares Outstanding through December 31, 2022

Shares outstanding at December 31, 2019	196,894,321
Number of ordinary shares issued in connection with our share option scheme	798,000
Shares outstanding at December 31, 2020	197,692,321
Number of ordinary shares issued in connection with the ATM Program	5,499,658
Number of ordinary shares issued in connection with our share option scheme	339,000
Shares outstanding at December 31, 2021	203,530,979
Number of ordinary shares issued in connection with share exchange transaction	19,091,910
Shares outstanding at December 31, 2022	222,622,889

ATM Program

In June 2020, we entered into an equity distribution agreement with Morgan Stanley & Co. LLC for the offer and sale of up to $100.0 million of ordinary shares through an at-the-market offering program (the “2020 ATM Program”). In the year ended, December 31, 2020, we issued zero shares pursuant to the 2020 ATM Program. In the year ended December 31, 2021, we issued 5,499,658 shares for combined gross proceeds of $51.2 million.

Share options
Frontline Plc – Annual Report and Financial Statements 2022

In January 2020, the Company issued 798,000 ordinary shares under its share option scheme to Robert Hvide Macleod, former Chief Executive Officer of Frontline Management AS, at a strike price of $7.30 per share.

In July 2021, the Company issued 339,000 ordinary shares under its share option scheme at a strike price of $5.70 per share. The shares were issued to John Fredriksen (198,000 shares), Inger M. Klemp (120,000 shares), and Ola Lorentzon (21,000 shares). See Note 22 for further details.

Euronav share acquisition

On May 28, 2022, the Company announced that it agreed to acquire in privately negotiated share exchange transactions with certain shareholders of Euronav a total of 5,955,705 shares in Euronav, representing 2.95% of the outstanding shares in Euronav as of this date, in exchange for a total of 8,337,986 ordinary shares of Frontline. Frontline received the $0.06 dividend that was paid on June 8, 2022 by Euronav in respect of these 5,955,705 shares.

On June 10, 2022, the Company announced that it agreed to acquire in privately negotiated transactions with certain shareholders of Euronav a total of 7,708,908 shares in Euronav, representing 3.82% of the outstanding shares in Euronav as of this date, in exchange for a total of 10,753,924 shares in Frontline.

As of December 31, 2022, the Company held 13,664,613 shares in Euronav, as a result of the above transactions. The acquired shares were initially recognized at their fair value of $167.7 million and the Company recorded a loss of $7.8 million in relation to these transactions, being the difference between the transaction price to acquire these shares and their fair value as of the transaction dates. The transaction price paid to acquire these shares was $175.5 million, which was the fair value of the Frontline’s shares as of the transaction dates.

In connection with the above-referenced privately negotiated share exchange transactions, Frontline entered into a share lending arrangement with Hemen to facilitate settlement of such transactions. Pursuant to such arrangement Hemen delivered an aggregate of 19,091,910 Frontline shares to the exchanging Euronav holders in June 2022 and Frontline agreed to issue to Hemen the same number of Frontline shares in full satisfaction of the share lending arrangement. This share issuance to Hemen was completed in August 2022.

BOARD OF DIRECTORS

The members of the Board of Directors as of December 31, 2022 and at the date of this report, as well as changes in the composition during 2022 are shown on page . See the Corporate Governance and Renumeration reports for further detail on the distribution of responsibilities and compensation of the Board of Directors.

DIRECTORS’ INTEREST IN THE SHARE CAPITAL OF THE COMPANY

As of April 27, 2023, the beneficial interests of our directors and officers in our ordinary shares were as follows:

Director or Officer	Ordinary shares of $1.00 each	Options to acquire ordinary shares which have vested	Percentage of ordinary shares outstanding
Ola Lorentzon	24,000	—	Less than 1%
John Fredriksen	198,000	—	Less than 1%
James O’Shaughnessy	—	—	—
Ole B. Hjertaker	—	—	—
Steen Jakobsen	—	—	—
Marios Demetriades	—	—	—
Lars H. Barstad	—	—	—
Inger M. Klemp	300,000	—	Less than 1%

EVENTS AFTER THE BALANCE SHEET DATE

See Note 26 to our audited Consolidated Financial Statements included herein for further details.
Frontline Plc – Annual Report and Financial Statements 2022

BRANCHES

The Company did not operate through any branches during the year.

INDEPENDENT AUDITORS

The independent auditors, PricewaterhouseCoopers Limited, who were appointed on December 20, 2022, have expressed their willingness to continue in office. A resolution giving authority to the Board of Directors to fix their remuneration will be proposed at the Annual General Meeting.

On behalf of the Board of Directors of Frontline Plc

member of the Audit Committee
Li
Frontline Plc – Annual Report and Financial Statements 2022

Frontline plc
Consolidated Statements of Profit or Loss for the years ended December 31, 2022 and 2021
(in thousands of $, except per share data)
	Note	2022	2021
Operating revenues and other income
Revenues	5	1,430,208	749,381
Other income	5	8,040	4,060
Total operating revenues and other income		1,438,248	753,441
Operating expenses
Voyage expenses and commission	6	605,544	392,697
Ship operating expenses	6	175,164	164,246
Administrative expenses	6	47,374	26,424
Depreciation	13, 14	165,170	165,205
Contingent rental income	23	(623)	(3,606)
Total operating expenses		992,629	744,966
Net operating income		445,619	8,475
Other income (expenses)
Finance income	7	1,479	121
Finance expense	7	(45,330)	(44,244)
Gain on marketable securities	10	58,359	7,677
Share of results of associated company	16	14,243	(724)
Dividends received		1,579	18,367
Net other expenses		30,330	(18,803)
Profit (loss) before income taxes		475,949	(10,328)
Income tax expense	8	(412)	(4,633)
Profit (loss) for the period		475,537	(14,961)

Profit (loss) attributable to the shareholders of the Company		475,537	(14,961)
Basic earnings (loss) per share attributable to shareholders of the Company	9	$2.22	$(0.08)
Diluted earnings (loss) per share attributable to shareholders of the Company	9	$2.22	$(0.08)

See accompanying Notes that are an integral part of these Consolidated Financial Statements.

Frontline Plc – Annual Report and Financial Statements 2022

Frontline plc
Consolidated Statements of Comprehensive Income for the years ended December 31, 2022 and 2021
(in thousands of $)

	Note	2022	2021
Comprehensive income (loss)
Profit (loss) for the period		475,537	(14,961)
Items that may be reclassified to profit or loss:
Foreign currency translation gain		226	28
Other comprehensive income (loss)		226	28
Comprehensive income (loss)		475,763	(14,933)

Comprehensive income (loss) attributable to the shareholders of the Company		475,763	(14,933)

See accompanying Notes that are an integral part of these Consolidated Financial Statements.

Frontline Plc – Annual Report and Financial Statements 2022

Frontline plc
Consolidated Statements of Financial Position as of December 31, 2022 and 2021 and January 1, 2021
(in thousands of $)
	Note	December 31, 2022	December 31, 2021	January 1, 2021
ASSETS
Current Assets
Cash and cash equivalents		254,525	113,073	174,721
Restricted cash	20	—	—	14,928
Marketable securities	10	236,281	2,435	8,474
Trade and other receivables	11	139,467	73,532	63,924
Related party receivables	23	13,485	11,676	13,255
Inventories	6	107,114	80,787	57,858
Voyages in progress	5	110,638	38,492	34,705
Prepaid expenses and accrued income		14,255	8,899	7,725
Other current assets	5	5,285	3,851	2,729
Total current assets		881,050	332,745	378,319
Non-current assets
Newbuildings	12	47,991	130,633	48,498
Vessels and equipment	13	3,650,652	3,467,300	3,300,456
Right-of-use assets	14	3,108	48,794	61,944
Goodwill	15	112,452	112,452	112,452
Derivative instruments receivable	20	53,993	9,675	—
Investment in associated companies	16	16,302	555	1,279
Loan notes receivable	23, 26	1,388	1,388	1,388
Other non-current assets		1,507	3,055	7,197
Total assets		4,768,443	4,106,597	3,911,533
LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current portion of long-term debt	18	277,854	198,665	234,887
Current portion of obligations under leases	19	1,024	8,723	12,358
Related party payables	23	31,248	36,250	19,853
Trade and other payables	17	81,533	43,364	55,002
Total current liabilities		391,659	287,002	322,100
Non-current liabilities
Long-term debt	18	2,112,460	2,126,910	1,908,924
Obligations under leases	19	2,372	43,979	52,644
Derivative instruments payable	20	—	5,673	19,261
Other non-current payables	17	2,053	992	3,739
Total liabilities		2,508,544	2,464,556	2,306,668

Equity
Share capital	21	222,623	203,531	197,692
Additional paid in capital		604,687	448,291	402,021
Contributed surplus		1,004,094	1,004,094	1,004,094
Accumulated other reserves		454	228	200
Retained earnings (deficit)		428,513	(13,631)	1,330

Frontline Plc – Annual Report and Financial Statements 2022

Total equity attributable to the shareholders of the Company	2,260,371	1,642,513	1,605,337
Non-controlling interest	(472)	(472)	(472)
Total equity	2,259,899	1,642,041	1,604,865
Total liabilities and equity	4,768,443	4,106,597	3,911,533

See accompanying Notes that are an integral part of these Consolidated Financial Statements.

On April 27, 2023, the Board of Directors of Frontline Plc authorized these consolidated financial statements for issue.

Frontline Plc – Annual Report and Financial Statements 2022

Frontline plc
Consolidated Statements of Cash Flows for the years ended December 31, 2022 and 2021
(in thousands of $)
	Note	2022	2021
Profit (loss) for the period		475,537	(14,961)
Adjustments to reconcile profit (loss) for the period to net cash provided by operating activities:
Net finance expense	7	43,851	44,123
Depreciation	13, 14	165,170	165,205
Other operating gains	5	(4,596)	(3,225)
Loss on lease terminations	5	431	—
Amortization of acquired time charters		(2,806)	(5,045)
Contingent rental income	23	(623)	(3,606)
Gain on marketable securities	10	(58,359)	(7,677)
Share of results from associated company	16	(14,243)	724
Stock option expense	22	4,700	185
Other, net		674	—
Changes in operating assets and liabilities:
Trade accounts receivable	11	(59,581)	(22,449)
Other receivables	11	(6,351)	7,216
Inventories		(26,410)	(22,929)
Voyages in progress		(72,146)	(3,787)
Prepaid expenses and accrued income		(5,356)	(1,174)
Other current assets		(1,435)	(1,128)
Trade accounts payable	17	5,667	(5,533)
Accrued expenses	17	30,022	(3,485)
Related party balances	23	(6,813)	18,968
Other current liabilities		678	135
Change in restricted cash	20	—	14,928
Other		(387)	(2,816)
Interest paid		(83,039)	(60,477)
Debt issuance costs paid	18	(4,349)	(8,050)
Interest received		5,094	119
Net cash provided by operating activities		385,330	85,261
Investing activities
Additions to newbuildings, vessels and equipment	12, 13	(335,815)	(473,761)
Purchase of shares	10	—	(357)
Proceeds from sale of vessels	23	80,000	80,000
Investment in associated company	16	(1,505)	—
Net cash inflow on sale of subsidiary		—	5,625
Proceeds from sale of marketable securities	10	—	14,074
Net cash used in investing activities		(257,320)	(374,419)
Financing activities
Net proceeds from issuance of shares	21	—	52,447
Proceeds from issuance of debt	18	651,248	403,868
Repayment of debt	18	(597,834)	(219,521)
Repayment of obligations under leases		(2,123)	(9,284)
Frontline Plc – Annual Report and Financial Statements 2022

Lease termination payments	23	(4,456)	—
Cash dividends paid	9	(33,393)	—
Net cash provided by financing activities		13,442	227,510
Net change in cash and cash equivalents		141,452	(61,648)
Cash and cash equivalents at beginning of year		113,073	174,721
Cash and cash equivalents at end of year		254,525	113,073

Supplemental disclosure of cash flow information:
Income taxes paid		199	4,986

Frontline Plc – Annual Report and Financial Statements 2022

See accompanying Notes that are an integral part of these Consolidated Financial Statements.

Frontline plc
Consolidated Statements of Changes in Equity for the years ended December 31, 2022 and 2021
(in thousands of $, except number of shares)
	Note	2022	2021
Number of shares outstanding
Balance at the beginning of the year		203,530,979	197,692,321
Shares issued on exercise of options	21	—	339,000
Shares issued under ATM program	21	—	5,499,658
Shares issued in connection with Euronav share acquisition	21	19,091,910	—
Balance at the end of the year		222,622,889	203,530,979
Share capital
Balance at the beginning of the year		203,531	197,692
Shares issued on exercise of options	21	—	339
Shares issued under ATM program	21	—	5,500
Shares issued in connection with Euronav share acquisition	21	19,092	—
Balance at the end of the year		222,623	203,531
Additional paid in capital
Balance at the beginning of year		448,291	402,021
Stock compensation expense	22	—	(338)
Shares issued on exercise of options	21	—	1,593
Shares issued under ATM program	21	—	45,015
Shares issued in connection with Euronav share acquisition	21	156,396	—
Balance at the end of year		604,687	448,291
Contributed surplus
Balance at the beginning of year		1,004,094	1,004,094
Balance at the end of year		1,004,094	1,004,094
Accumulated other reserves
Balance at the beginning of year		228	200
Other comprehensive income (loss)		226	28
Balance at the end of year		454	228
Retained earnings (deficit)
Balance at the beginning of year		(13,631)	1,330
Profit (loss) for the period		475,537	(14,961)
Cash dividends	9	(33,393)	—
Balance at the end of year		428,513	(13,631)
Total equity attributable to the shareholders of the Company		2,260,371	1,642,513
Non-controlling interest
Balance at the beginning of year		(472)	(472)
Balance at the end of year		(472)	(472)
Total equity		2,259,899	1,642,041

See accompanying Notes that are an integral part of these Consolidated Financial Statements

Frontline Plc – Annual Report and Financial Statements 2022

Frontline plc
Notes to Consolidated Financial Statements

1.          GENERAL INFORMATION

Frontline plc (formerly Frontline Ltd.), the Company or Frontline, is an international shipping company formerly incorporated in Bermuda as an exempted company under the Bermuda Companies Law of 1981 on June 12, 1992. At a Special General Meeting on December 20, 2022, the Company’s shareholders agreed to redomicile the Company to the Republic of Cyprus under the name of Frontline plc (the “Redomiciliation”). The Company was officially redomiciled to Cyprus on December 30, 2022.

The business, assets and liabilities of Frontline Ltd. and its subsidiaries prior to the Redomiciliation are the same as Frontline plc immediately after the Redomiciliation on a consolidated basis, as well as its fiscal year. In addition, the directors and executive officers of the Frontline plc immediately after the Redomiciliation are the same individuals who were directors and executive officers, respectively, of Frontline Ltd. immediately prior to the Redomiciliation.

Prior to the Redomiciliation, Frontline Ltd.’s ordinary shares were listed on the New York Stock Exchange (“NYSE”) and Oslo Stock Exchange (“OSE”) under the symbol “FRO.” Upon effectiveness of the Redomiciliation, the Company’s ordinary shares continue to be listed on the NYSE and OSE and commenced trading under the new name Frontline plc and the new CUSIP number M46528101 and the new ISIN CY0200352116 on the NYSE on January 3, 2023 and on the OSE on January 13, 2023. Frontline plc’s Legal Entity Identifier number was not affected by the Redomiciliation and remains the same.

The Company operates oil tankers of two sizes: VLCCs, which are between 200,000 and 320,000 dwt, and Suezmax tankers, which are vessels between 120,000 and 170,000 dwt, and operates LR2/Aframax tankers, which are clean product tankers, and range in size from 110,000 to 115,000 dwt. The Company operates through subsidiaries located in Cyprus, Bermuda, Liberia, the Marshall Islands, Norway, the United Kingdom, Singapore and China. The Company is also involved in the charter, purchase and sale of vessels.

As of December 31, 2022, the Company’s fleet consisted of 70 vessels, with an aggregate capacity of approximately 13.1 million DWT:

(i)	66 vessels owned by the Company (21 VLCCs, 27 Suezmax tankers and 18 LR2/Aframax tankers);
(ii)	four vessels that are under the Company’s commercial management (two Suezmax tankers and two Aframax tankers).

As of December 31, 2022, the Company’s newbuilding program consisted of two scrubber-fitted VLCCs at Hyundai Heavy Industries (“HHI”), both of which were delivered in January 2023.

2.          SIGNIFICANT ACCOUNTING POLICIES

1. Basis of presentation
Our consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union. See Note 3 for disclosures related to the first-time adoption of IFRS.

The financial statements were approved by the Board of Directors on April 27, 2023, and authorized for issue.

2. Use of judgements and estimates
The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which are the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed periodically. Revisions to estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.
Frontline Plc – Annual Report and Financial Statements 2022

Information about judgements and area where significant estimates have been made in applying accounting policies that have the most significant effects on the amounts recognized in the consolidated financial statement is included in the following notes:

•
Note 13 - Depreciation: The cost of the vessels less estimated residual value is depreciated on a straight-line basis over the vessels’ estimated remaining economic useful lives. The selection of an appropriate useful economic life requires significant estimation. In addition, residual value may vary due to changes in market prices on scrap. See policy 8.3. for further details.

Change in useful life of vessels
Historically the Company has applied a 25 year useful economic life to its vessels. The Company reviews estimated useful lives and residual values each year. Estimated useful lives may change due to changed end user requirements, costs related to maintenance and upgrades, technological development and competition as well as industry, environmental and legal requirements. Specifically, the Company has noted that many of our customers apply stringent vetting requirements to vessels to ensure that the most rigorous technical standards are adhered to in their value chain. As a result, many customers apply age criteria to the vessels they are willing to charter. In recent years, the Company has noted a two-tier market forming, with vessels under 20 years of age, or lower, favored by top tier charterers, and vessels over 20 years being considered candidates for recycling, or being utilized in markets other than the spot market in which we primarily compete. Furthermore, as a result of the increased focus on environmental factors for both owners and investors it is expected that the competitive age threshold for a vessel may decrease as costs to comply with upcoming regulations may increase moving forward. As of December 31, 2022, the Company has revised the estimated useful life of its vessels from 25 years to 20 years as a result of its analysis of the aforementioned factors. This change in estimate will be applied prospectively from January 1, 2023 and will not result in any restatement to the current or prior year consolidated financial statements. Based on the Frontline fleet as of December 31, 2022, adjusted for the sale of Front Eminence and Front Balder, the change in estimated useful life is expected to increase depreciation expense by approximately $59.0 million for the year ended December 31, 2023. The change in estimate is unrelated to the adoption of IFRS.

•
Note 13 - Vessel impairment: The carrying amounts of the Company’s vessels or right-of-use assets may not represent their fair market value at any point in time since the market prices of secondhand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Historically, both charter rates and vessel values tend to be cyclical. When events and changes in circumstances indicate that the carrying amount of the asset or Cash Generating Unit (“CGU”) might not be recovered, the Company performs an impairment test whereby the carrying amount of the asset or CGU is compared to its recoverable amount, which is the greater of its value in use, based on discounted cash flows, and its fair value less cost to sell. In developing estimates of future cash flows in order to assess value in use, the Company must make assumptions about future performance, with significant assumptions being related to charter rates, ship operating expenses, utilization, dry docking and other capital requirements, residual value, the estimated remaining useful lives of the vessels and the probability of lease terminations for right-of-use assets. These assumptions are based on historical trends as well as future expectations. See policy 10.2. for further details.

•
Note 15 - Goodwill impairment: The process of evaluating the potential impairment of goodwill is highly subjective and requires significant judgment at many points during the analysis. Our future operating performance may be affected by potential impairment charges related to goodwill. Events or circumstances may occur that could negatively impact our ordinary share price, including changes in our anticipated revenues and profits and our ability to execute on our strategies. See policy 10.2. for further details.

Measurement of fair values
A number of the Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).
•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the
Frontline Plc – Annual Report and Financial Statements 2022

lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Further information about the assumptions made in measuring fair values is included in the following notes:

•	Note 10 - Marketable securities
•	Note 13 - Vessel impairment
•	Note 15 - Goodwill impairment
•	Note 20 - Financial instruments; and
•	Note 22 - Share options

3. Principles of consolidation
The consolidated financial statements include the accounts for us and our wholly and majority owned subsidiaries. Intercompany accounts and transactions have been eliminated on consolidation. The results of acquired companies are included in our Consolidated Statement of Profit or Loss from the date of acquisition.

For investments in which we have significant influence over the operating and financial policies, the equity method of accounting is used. Accordingly, our share of the earnings and losses of these companies are included in the share of results of associated company in the accompanying Consolidated Statements of Profit or Loss.

4. Foreign currency

Our functional currency is the U.S. dollar. Transactions in foreign currencies are translated to U.S. dollars at the foreign exchange rate applicable at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the statement of financial position date are translated to U.S. dollars at the foreign exchange rate applicable at that date. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Foreign exchange differences arising on translation are generally recognized in profit or loss.

5. Financial Instruments

Recognition and initial measurement
Trade and other receivables and trade and other payables are initially recognized when they are originated. All other financial assets and financial liabilities (including financial assets designated as Fair Value through Other Comprehensive Income (“FVOCI”)) are initially recognized on the trade date, which is the date that the Company becomes a party to the contractual provisions of the instrument.

Financial assets (except equity instruments designated as Fair Value through Profit or Loss (“FVTPL”) and FVOCI which are measured at fair value) are initially measured at their transaction price.

Financial liabilities are recognized initially at their transaction price less any directly attributable transaction costs.

The fair values of equity investments are based on quoted prices.

Financial assets and liabilities are not offset and are presented gross in the Consolidated Statement of Financial Position unless the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

5.1. Financial assets

Classification and subsequent measurement
On initial recognition, a financial asset is classified and measured at: amortized cost; FVOCI- equity instrument; or FVTPL. The classification of financial assets under IFRS 9 is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics.

Financial assets are not reclassified subsequent to their initial recognition unless the Company changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.
Frontline Plc – Annual Report and Financial Statements 2022

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

•          It is held within a business model whose objectives is to hold assets to collect contractual cash flows; and
•          Its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in OCI. This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets. On initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

Marketable securities
Marketable securities held by the Company are listed equity securities and are classified and measured at FVTPL unless the election to present subsequent changes in the investment’s fair value in OCI is made. No such elections have been made by the Company.

Derecognition
The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred or in which the Company neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

5.2. Financial liabilities

Classification and subsequent measurement
Financial liabilities are classified as measured at amortized cost or FVTPL.

A financial liability is classified as at FVTPL if it is a derivative. Financial liabilities at FVTPL are measured at fair value and gains and losses are recognized in profit or loss.

Other financial liabilities are subsequently measured at amortized cost using the effective interest method. Interest expense is recognized in profit or loss unless the interest is capitalized as borrowing costs. Non-derivative financial liabilities comprise loans and borrowings, lease liabilities and trade and other payables.

Derecognition
The Company derecognizes a financial liability when its contractual obligations are discharged, cancelled, or expired. The Company also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized.

On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

5.3. Derivative financial instruments
The Company enters into interest rate and bunker swap transactions from time to time to hedge a portion of its exposure to floating interest rates and movements in bunker prices. These transactions involve the conversion of floating rates into fixed rates over the life of the transactions without an exchange of underlying principal. The fair values of the interest rate and bunker swap contracts are recognized as assets or liabilities. None of the interest rate and bunker swaps qualify for hedge accounting. Changes in fair values of the interest rate swap contracts are recognized in profit or loss within Finance expense. Cash outflows and inflows resulting from derivative contracts are presented as cash flows from operations in the Consolidated Statement of Cash Flows.

6. Cash and cash equivalents
Frontline Plc – Annual Report and Financial Statements 2022

Cash comprises cash on hand and demand deposits. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. Cash and cash equivalents that are restricted as to their use are classified as Restricted cash in the Consolidated Statement of Financial Position. Changes in restricted cash are classified and presented on the Consolidated Statement of Cash Flows based on the nature of the underlying transaction.

7. Inventories
Inventories comprise principally of bunkers and lubricating oils and are stated at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis. Bunkers and lubricating oils expense is recognized in profit or loss upon consumption.

8. Vessels and equipment

8.1 Owned assets
Vessels and items of equipment are stated at cost less accumulated depreciation and impairment losses. Cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of assets includes;

•	The cost of materials and direct labour;
•	Any other costs directly attributable to bringing the assets to a working condition for their intended use; and
•	Capitalized borrowing costs.

Gains and losses on disposal of a vessel or of another item of equipment are determined by comparing the net proceeds from disposal with the carrying amount of the vessel or the item of equipment and are recognized in profit or loss. For the sale of vessels, transfer of risks and rewards usually occurs upon delivery of the vessel to the new owner.

8.2 Newbuildings
Newbuildings represent vessels under construction and are carried at the amounts paid or payable according to the installments in the contract and capitalized borrowing costs. Installments are often linked to milestones such as signing of contract, steel cutting, keel laying, launching and delivery. Borrowing costs are capitalized during construction of newbuildings based on accumulated expenditures for the applicable project at the Company’s current weighted average rate of borrowing.

Refer to accounting policy 10.2. for impairment considerations for owned vessels and newbuildings.

8.3. Depreciation
Depreciation is charged to profit or loss on a straight-line basis over the estimated useful lives of vessels and items of equipment. Right-of-use assets are depreciated using the straight-line method from the commencement date to the end of the lease term, unless the cost of the right-of-use asset reflects that the Company will exercise a purchase option. In that case the right-of-use asset will be depreciated over the useful life of the underlying asset.

The cost of the vessels less estimated residual value is depreciated on a straight-line basis over the vessels’ estimated remaining economic useful lives. The estimated economic useful life of the Company’s vessels was 25 years. Depreciation methods, useful lives and residual values are reviewed annually and adjusted prospectively, if appropriate. As explained in policy 2.2., as of December 31, 2022, the Company has revised the estimated useful life of its vessels from 25 years to 20 years. This change in estimate will be applied prospectively from January 1, 2023 and will not result in any restatement to the current or prior year consolidated financial statements. Other equipment, excluding vessel upgrades, is depreciated over its estimated remaining useful life, which approximates 5 years. The residual value for owned vessels is calculated by multiplying the lightweight tonnage of the vessel by the market price of scrap per tonne.

The Company capitalizes and depreciates the costs of significant replacements, renewals and upgrades to its vessels over the shorter of the vessel’s remaining useful life or the life of the renewal or upgrade. Costs that are not capitalized are recorded as a component of direct vessel operating expenses during the period incurred. Expenses for routine maintenance and repairs are expensed as incurred. Advances paid in respect of vessel upgrades in relation to exhaust gas cleaning systems (“EGCS”) and ballast water treatment systems (“BWTS”) are included within “other non-current assets”, until such time as the equipment is installed on a vessel, at which point it is transferred to “Vessels and equipment”.

8.4. Dry docking – component approach
Our vessels are required by their respective classification societies to go through a dry dock at regular intervals. In general, vessels below the age of 15 years are docked every 5 years and vessels older than 15 years are docked every 2.5 years.  Significant components of property, plant and equipment with differing depreciation methods or lives are depreciated
Frontline Plc – Annual Report and Financial Statements 2022

separately. Major inspection or overhaul costs, such as dry docking, are identified and accounted for as a separate component and depreciated over the period to the next scheduled dry docking (2.5 - 5 years). A portion of the initial cost of a vessel is allocated to the dry docking component upon delivery based on the age of the vessel and an estimate of the expected dry dock cost and depreciated over the period to the next scheduled dry docking. When a dry docking is performed, the carrying amount of any remaining unamortized dry docking costs related to previous dry docks (due to any difference between the estimated and actual time between dry docks) is derecognized. Costs associated with routine repairs and maintenance are expensed as incurred including routine maintenance performed while the vessel is in dry dock.

9. Goodwill
We allocate the cost of acquired companies to identifiable tangible and intangible assets and liabilities acquired, with the remaining amount being classified as goodwill. When the excess is negative, a bargain purchase gain is recognized immediately in profit or loss. After initial recognition goodwill is measured at cost less accumulated impairment losses, refer to accounting policy 10.2.

10. Impairment

10.1 Non-derivative financial assets

Financial instruments and contract assets
The gross carrying amount of a financial asset and contract assets is written off when the Company has no reasonable expectations of recovering a financial asset in its entirety or a portion thereof. The Company assesses allowances for its estimate of expected credit losses based on historical experience, other currently available evidence, and reasonable and supportable forecasts about the future, including the use of credit default ratings from third party providers of credit rating data. The Company assesses credit risk in relation to its lease receivables using a portfolio approach. The Company’s main portfolio segments include (i) state-owned enterprises, (ii) oil majors, (iii) commodities traders and (iv) related parties. In addition, the Company performs individual assessments for customers that do not share risk characteristics with other customers (for example a customer under bankruptcy or a customer with known disputes or collectability issues). The Company makes significant judgements and assumptions to estimate its expected losses.

Debt issuance costs
Debt issuance costs, including debt arrangement fees, are capitalized and amortized using the effective interest method over the term of the relevant loan. Amortization of debt issuance costs is included in interest expense. If a loan is repaid early, any unamortized portion of the related debt issuance costs is expensed in the period in which the loan is repaid. Debt modifications are accounted for prospectively and any applicable new debt issuance costs are deferred and amortized together with the existing unamortized debt issuance costs as of the date of the modification. The Company has recorded debt issuance costs as a direct deduction from the carrying amount of the related debt.

10.2. Non-financial assets
The carrying amounts of the Company’s non-financial assets, other than inventory and contract assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the asset’s recoverable amount is estimated. Goodwill is tested annually for impairment.

For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or cash generating units (“CGUs”). Goodwill acquired in a business combination is allocated to groups of CGUs that are expected to benefit from the synergies of the combination.

The recoverable amount of an asset or CGU is the greater of its fair value less cost to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. Future cash flows are based on current market conditions, historical trends as well as future expectations.

An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

An impairment loss recognized for goodwill shall not be reversed. For other assets, an impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.
Frontline Plc – Annual Report and Financial Statements 2022

Owned vessels, newbuildings and vessel right-of-use assets
When events and changes in circumstances indicate that the carrying amount of the asset or CGU might not be recovered, the Company performs an impairment test whereby the carrying amount of the asset or CGU is compared to its recoverable amount, which is the greater of its value in use, based on discounted cash flows, and its fair value less cost to sell. We define our CGU as a single vessel as each vessel generates cash inflows that are largely independent of the cash inflows from other vessels. In assessing whether there is any indication that a vessel may be impaired, the Company considers internal and external indicators, including but not limited to:

•
the estimated market values for our vessels received from independent ship brokers have declined during the period significantly more than we would expect as a result of the passage of time or normal use. The ship brokers assess each vessel based on, among others, age, yard, deadweight capacity and compare this to market transactions.

•
significant changes with an adverse effect on the Company have taken place during the period, or will take place in the near future, in the legal and regulatory environment in which the Company operates, and the tanker market, including negative developments in actual and forecasted time charter equivalent rates (“TCE rates”).

•
market interest rates have increased during the period, and the increase is likely to affect the discount rate used in calculating a vessel’s value in use and decrease the asset’s recoverable amount materially.

•	the carrying amount of the net assets of the Company is more than its market capitalization.
•	evidence is available of obsolescence or physical damage of a vessel.
•
significant changes with an adverse effect on the Company have taken place during the period, or are expected to take place in the near future, in the extent to which, or manner in which, a vessel is used or is expected to be used.

•	evidence that the economic performance of a vessel is, or will be, worse than expected, including:
◦	actual or forecasted TCE rates are significantly worse than expected;
◦	cash flows for acquiring a vessel, or subsequent cash needs for operating or maintaining it, are significantly higher than expected;
◦	actual net cash flows or operating profit are significantly worse than expected;
◦	a significant decline in budgeted net cash flows or operating profit; or
◦	operating losses or net cash outflows.

If such impairment indicators are identified, the vessel’s recoverable amount is estimated. In developing estimates of future cash flows in order to assess value in use, the Company must make assumptions about future performance, with significant assumptions being related to charter rates, ship operating expenses, utilization, dry docking and other capital requirements, residual value, the estimated remaining useful lives of the vessels and the probability of lease terminations for vessels held under lease. These assumptions are based on historical trends as well as future expectations. Specifically, in estimating future charter rates, management takes into consideration rates currently in effect for existing time charters and estimated daily time charter equivalent rates for each vessel class for the unfixed days over the estimated remaining lives of each of the vessels. The estimated daily time charter equivalent rates used for unfixed days are based on a combination of (i) internally developed forecasts, and (ii) historical rates, based on quarterly average rates published by an independent third party maritime research service, for a historical period determined based on management’s judgment of past and ongoing shipping cycles. Recognizing that the transportation of crude oil is cyclical and subject to significant volatility based on factors beyond the Company’s control, management believes the use of estimates based on the combination of internally forecast rates and historical average rates calculated as of the reporting date to be reasonable.

Estimated outflows for operating expenses and dry docking requirements are based on historical and budgeted costs and are adjusted for assumed inflation. Finally, utilization is based on historical levels achieved and estimates of a residual value are consistent with the pattern of scrap rates used in management’s evaluation of salvage value. Other capital requirements for newbuildings are primarily based on amounts payable according to the installments in the contract.

The weighted average cost of capital (“WACC”) used to calculate the value in use of our assets has been calculated to reflect the industry-weighted average return on debt and equity using observable market data.

The more significant factors that could impact management’s assumptions regarding time charter equivalent rates include (i) loss or reduction in business from significant customers, (ii) unanticipated changes in demand for transportation of crude oil and oil products, (iii) changes in production of or demand for oil, generally or in particular regions, (iv) greater than anticipated levels of tanker newbuilding orders or lower than anticipated levels of tanker scrapping, and (v) changes in rules and regulations applicable to the tanker industry, including legislation adopted by international organizations such as IMO and the EU or by individual countries. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate at the time they were made, such assumptions are highly subjective and likely to change, possibly materially, in the future. Tanker charter rates are volatile and can experience long periods at depressed levels. Future assessments of vessel impairment would be adversely affected by reductions in vessel values and charter rates.
Frontline Plc – Annual Report and Financial Statements 2022

Goodwill
Goodwill is not amortized, but rather reviewed for impairment annually, or more frequently if impairment indicators arise. The Company has one group of CGUs for the purpose of assessing potential goodwill impairment and has selected September 30 as its annual goodwill impairment testing date.

A CGU is impaired when its carrying amount exceeds its recoverable amount. In assessing whether the recoverable amount of a CGU to which goodwill has been allocated is less than its carrying amount, the Company assesses relevant events and circumstances, including (i) macroeconomic conditions; (ii) industry and market conditions; (iii) changes in cost factors that may impact earnings and cash flows; (iv) overall financial performance; (v) other entity specific events such as changes in management, strategy, customers or key personnel (vi) other events and (vii) if applicable, changes in the Company’s share price, both in absolute terms and relative to peers.

The recoverable amount of the Company is the greater of its fair value less cost to sell and value in use. We estimate the fair value less cost to sell of the Company based on its market capitalization plus a control premium, as needed. Control premium assumptions require judgment and actual results may differ from assumed or estimated amounts. The fair value measurement takes into account Level 1, Level 2 and Level 3 inputs. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the Company. Future cash flows are based on current market conditions, historical trends as well as future expectations.

11. Revenue and expense recognition

11.1. Voyage charters
In a voyage charter contract, the charterer hires the vessel to transport a specific agreed-upon cargo for a single voyage. The consideration in such a contract is determined on the basis of a freight rate per metric ton of cargo carried or occasionally on a lump sum basis. The charterer is responsible for any short loading of cargo or “dead” freight. The voyage charter party generally has standard payment terms with freight paid on completion of discharge. The voyage charter party generally has a “demurrage” clause. As per this clause, the charterer reimburses us for any potential delays exceeding the allowed laytime as per the charter party clause at the ports visited, which is recorded as voyage revenue. As such, demurrage is considered variable consideration under the contract. Estimates and judgments are required in ascertaining the most likely outcome of a particular voyage and actual outcomes may differ from estimates. Such estimates are reviewed and updated over the term of the voyage charter contract. In a voyage charter contract, revenue recognition begins to be satisfied once the vessel commences loading the cargo.

In a voyage contract, the Company bears all voyage related costs such as fuel costs, port charges and canal tolls. To recognize costs incurred to fulfill a contract as an asset, the following criteria shall be met: (i) the costs relate directly to the contract, (ii) the costs generate or enhance resources of the entity that will be used in satisfying performance obligations in the future and (iii) the costs are expected to be recovered. The costs incurred during the period prior to commencement of loading the cargo, primarily bunkers, are deferred as they represent setup costs and recorded as a current asset and are subsequently amortized on a straight-line basis as we satisfy the performance obligations under the contract. Costs incurred to obtain a contract, such as commissions, are also deferred and expensed over the same period. Costs incurred during the performance of a voyage are expensed as incurred.

Voyage charters contain a lease component if the contract (i) specifies a specific vessel asset; and (ii) has terms that allow the charterer to exercise substantive decision-making rights, which have an economic value to the charterer and therefore allow the charterer to direct how and for what purpose the vessel is used. Voyage charter revenues and expenses are recognized ratably over the estimated length of each voyage, which the Company has assessed commence on loading of the cargo.

Voyage and other contracts not qualifying as leases are accounted for under the provisions of IFRS 15 Revenue from Contracts with Customers. The Company has determined that its voyage charter contracts that qualify for accounting under IFRS 15 consist of a single performance obligation of transporting the cargo within a specified time period. Therefore, the performance obligation is met evenly as the voyage progresses, and the revenue is recognized on a straight-line basis over the voyage days from the commencement of loading to completion of discharge. Contract assets with regards to voyage revenues are reported as “Voyages in progress” as the performance obligation is satisfied over time. Voyage revenues typically become billable and due for payment on completion of the voyage and discharge of the cargo, at which point the receivable is recognized within “Trade and other receivables”.
Frontline Plc – Annual Report and Financial Statements 2022

The Company has taken the practical expedient not to disclose the aggregate amount of the transaction price allocated to the performance obligations that are unsatisfied (or partially unsatisfied) as of the end of the reporting period as the performance obligations are part of contracts having an original expected duration of one year or less.

11.2. Time and bareboat charters
In a time charter voyage, the vessel is hired by the charterer for a specified period of time in exchange for consideration which is based on a daily hire rate. Generally, the charterer has the discretion over the ports visited, shipping routes and vessel speed. The contract/charter party generally provides typical warranties regarding the speed and performance of the vessel. The charter party generally has some owner protective restrictions such that the vessel is sent only to safe ports by the charterer and carries only lawful or non-hazardous cargo. In a time charter contract, we are responsible for all the costs incurred for running the vessel such as crew costs, vessel insurance, repairs and maintenance and lubes. The charterer bears the voyage related costs such as bunker expenses, port charges, and canal tolls during the hire period. The performance obligations in a time charter contract are satisfied over the term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to us. The charterer generally pays the charter hire in advance of the upcoming contract period. The lease component of time charter contracts, bareboat charter contracts and voyage charter contracts which we consider to be leases are accounted for under IFRS 16 Leases, and revenues are recorded over the term of the charter as a service is provided. When a time charter contract is linked to an index, we recognize revenue for the applicable period based on the actual index for that period.

11.3. Administrative income
Administrative income primarily comprises income earned from the commercial and technical management of related party and third party vessels and newbuilding supervision fees derived from related parties and third parties. Administrative income is recognized over time on a straight-line basis using the accruals method as the services are provided and performance obligations are met.

12. Other income
Other income relates to (i) gains on the sale of vessels, which are recognized when the vessel has been delivered and substantially all risks have been transferred and are determined by comparing the proceeds received with the carrying value of the vessel, (ii) cash inflows in relation to settlements of claims (including the settlement of insurance and legal claims), (iii) gains and losses on the termination of leases before the expiration of the lease term, which are accounted for by derecognizing the carrying value of the right-of-use asset and lease obligation, with a gain or loss recognized for the difference. Gains and losses on the termination of leases are accounted for when the lease is terminated and the vessel is redelivered to the owners, and  iv) gains and losses from pooling and other revenue sharing arrangements where the Company is considered the principal under the charter parties and records voyage revenues and costs gross, with the adjustments required as a result of the revenue sharing arrangement being recognized as other operating gains or losses.

13. Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

13.1. As a lessee
The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at the amount equal to the lease liability adjusted by initial direct costs incurred by the lessee. Adjustments may also be required for any payments made at or before the commencement date, less any lease incentives received.

After lease commencement, the Company measures the right-of-use asset using a cost model, namely at cost less accumulated depreciation and accumulated impairment. The right-of-use asset is subsequently depreciated using the straight-line method. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate. The lessee’s incremental borrowing rate is the rate of interest that a lessee would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment.

Lease payments included in the measurement of the lease liability comprise the following:

•	Fixed payments;
Frontline Plc – Annual Report and Financial Statements 2022

•	Variable lease payments that depend on an index or a rate;
•	Amounts expected to be payable under a residual value guarantee, and;
•
The exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

The Company has applied judgement to determine the lease term for some lease contracts in which it is a lessee that include renewal options.

The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether the purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-to-use asset has been reduced to zero.

Lease and non-lease components in the contracts are separated and the non-lease components are expensed as incurred and classified based on the nature of the expense.

Short-term leases and leases of low-value assets
The Company has elected not to recognize certain right-of-use assets and lease liabilities for leases of low-value assets and short-term leases (i.e., leases with an original term of 12-months or less), including IT equipment. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

Refer to accounting policy 10.2. for impairment considerations for vessel right-of-use assets.

13.2. As a lessor
When the Company acts as a lessor, it determines at lease inception whether each lease is a finance or operating lease.

To classify each lease, the Company makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If this is the case, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Company considers certain indicators such as whether the lease is for the major part of the economic life of the asset.

If the lease qualifies as an operating lease, e.g. time charter contracts and the lease component of voyage charter contracts, the leased asset remains on the statement of financial position of the lessor and continues being depreciated. The Company separates the lease and non-lease component in the contract, with the lease component qualified as operating lease and the non-lease component accounted for under IFRS 15. The Company makes significant judgments and assumptions to separate lease components from non-lease components of our contracts. For purposes of determining the standalone selling price of the vessel lease and non-lease components of the Company’s time charters and voyage charters, the Company uses the residual approach given that vessel rates are highly variable depending on shipping market conditions. The Company believes that the standalone transaction price attributable to the non-lease component is more readily determinable than the price of the lease component and, accordingly, the price of the service components is estimated using cost plus a margin and the residual transaction price is attributed to the lease component. Refer to the Revenue policy for further details of the accounting for the lease and the non-lease component.

14. Share-based compensation
The fair value of the amount payable to beneficiaries in respect of synthetic options, which are settled in cash, is recognized as an expense with a corresponding liability, over the period during which the beneficiaries become unconditionally entitled to payment. The fair value of the liability is remeasured at each reporting period.

15. Dividends received
The Company records dividends received in the period in which they are declared and receivable.

16. New standards and interpretations not yet adopted
Frontline Plc – Annual Report and Financial Statements 2022

New and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s financial statements are disclosed below. The below list includes the new standards and amendments that we believe are the most relevant for the Company:

Amendments to IAS 1 Presentation of Financial statements: Classification of Liabilities as Current or Non-current
In January 2020, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 to specify the requirements for classifying liabilities as current or non-current. The amendments clarify:

•	What is meant by a right to defer settlement
•	That a right to defer must exist at the end of the reporting period
•	That classification is unaffected by the likelihood that an entity will exercise its deferral right
•	That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification

The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and must be applied retrospectively. The Company is currently assessing the impact of the amendments, however, the adoption is not expected to have a material impact on its consolidated financial statements.

Disclosure of Accounting Policies - Amendments to IAS 1 and IFRS Practice Statement 2
In February 2021, the IASB issued amendments to IAS 1 and IFRS Practice Statement 2 Making Materiality Judgements, in which it provides guidance and examples to help entities apply materiality judgements to accounting policy disclosures. The amendments aim to help entities provide accounting policy disclosures that are more useful by replacing the requirement for entities to disclose their ‘significant’ accounting policies with a requirement to disclose their ‘material’ accounting policies and adding guidance on how entities apply the concept of materiality in making decisions about accounting policy disclosures.

The amendments to IAS 1 are applicable for annual periods beginning on or after January 1, 2023 with earlier application permitted. Since the amendments to the Practice Statement 2 provide non-mandatory guidance on the application of the definition of ‘material’ to accounting policy information, an effective date for these amendments is not necessary.

The Company is currently assessing the amendments to determine the impact they will have on the Company’s accounting policy disclosures.

Amendments to IAS 8 Accounting policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates
In February, 2021, the IASB issued amendments to IAS 8 to clarify how companies should distinguish changes in accounting policies from changes in accounting estimates. The distinction is important because changes in accounting estimates are applied prospectively only to future transactions and other future events, but changes in accounting policies are generally also applied retrospectively to past transactions and other past events.

The amendments are effective for annual periods beginning on or after January 1, 2023 with early application permitted.

3.          CHANGE IN ACCOUNTING POLICIES

First-time adoption of IFRS

These financial statements for the year ended December 31, 2022 are the first the Company has prepared in accordance with IFRS as adopted by the European Union. Accordingly, the Company has prepared financial statements that comply with IFRS applicable as of December 31, 2022, together with the comparative period ended December 31, 2021, as described in the basis of preparation (Note 2). In preparing the financial statements, the Company’s opening statement of financial position was prepared as of January 1, 2021, the Company’s date of transition to IFRS.

This note explains the principal adjustments made by the Company when transitioning to IFRS from its previous reporting framework, accounting principles generally accepted in the United States of America (“U.S. GAAP”) as of January 1, 2021, as well as for the year ended December 31, 2021.

Exemptions applied
Frontline Plc – Annual Report and Financial Statements 2022

IFRS 1, First-Time Adoption of International Financial Reporting Standards, allows first-time adopters certain exemptions from the requirement to apply IFRS effective at December 31, 2022 retrospectively. The Company has availed itself of certain of these exemptions as follows:

•	The Company has elected not to apply IFRS 3, Business Combinations, retrospectively to business combinations that occurred prior to the adoption of IFRS.
•
The Company has elected to use the practical expedient in IFRS 15, Revenue from Contracts with Customers, to not restate contracts that are completed at the transition date, January 1, 2021. IFRS 1 defines a completed contract as a contract for which the entity has transferred all of the goods or services as identified in accordance with previous GAAP.

Effect of transition to IFRS
The main differences identified as a result of the transition to IFRS are as follows:

•
Our vessels are required by their respective classification societies to go through a dry dock at regular intervals. In general, vessels below the age of 15 years are docked every 5 years and vessels older than 15 years are docked every 2.5 years. Unlike Frontline’s previous accounting policy under U.S. GAAP whereby such costs were expensed as incurred, IFRS requires significant components of property, plant and equipment with differing depreciation methods or lives to be depreciated separately. Under IFRS, major inspection or overhaul costs, such as dry docking, should be identified and accounted for as a separate component and depreciated over the period to the next scheduled dry docking (2.5 - 5 years). A portion of the initial cost of a vessel is allocated to the dry docking component upon delivery and depreciated over the period to the next scheduled dry docking. When a dry docking is performed, the carrying amount of any remaining unamortized dry docking costs related to previous dry docks (due to any difference between the estimated and actual time between dry docks) is derecognized. Costs associated with routine repairs and maintenance are expensed as incurred including routine maintenance performed while the vessel is in dry dock

•
Leases were classified as either operating leases or finance leases under U.S. GAAP, while under IFRS there is only one classification when the Company is a lessee. Under U.S. GAAP, rent expense related to leases classified as operating leases is presented in a single line item depending on the nature of the underlying asset and recorded on a straight-line basis whereas under IFRS, interest expense on lease liabilities and amortization of right-of-use assets are presented separately.

•
Under U.S. GAAP, short-term obligations should be reclassified as non-current at the balance sheet date if the borrower has both the intent and ability to refinance the short-term obligation on a long-term basis. In lieu of actually issuing a new long-term obligation, a borrower can evidence its ability to refinance on a long-term basis by entering into a financing agreement before the financial statements are issued. This accounting treatment is not permitted under IFRS.

The impact of the transition to IFRS on the Consolidated Statements of Financial Position when transitioning from U.S. GAAP as of January 1, 2021, and December 31, 2021 are described in detail below. Additionally, the impact of the transition to IFRS on the Consolidated Statements of Profit or Loss, Consolidated Statement of Comprehensive Income, and the Consolidated Statement of Cash Flows for the year ended December 31, 2021 are described in detail further below. U.S. GAAP figures presented below are based on the Company’s Annual Report on Form 20-F for the year ended December 31, 2021, which was filed with the Securities and Exchange Commission on March 17, 2022.

Reconciliation of Consolidated Statement of Financial Position as at January 1, 2021
(in thousands of $)	Note	U.S. GAAP	Effect of transition to IFRS	IFRS
ASSETS
Current Assets
Cash and cash equivalents		174,721	—	174,721
Restricted cash		14,928	—	14,928
Marketable securities	1	2,639	5,835	8,474
Marketable securities pledged to creditors	1	5,835	(5,835)	—
Trade and other receivables	2	—	63,924	63,924
Trade accounts receivable, net	2	40,974	(40,974)	—
Related party receivables		13,255	—	13,255
Frontline Plc – Annual Report and Financial Statements 2022

Other receivables	2	22,950	(22,950)	—
Inventories		57,858	—	57,858
Voyages in progress		34,705	—	34,705
Prepaid expenses and accrued income		7,725	—	7,725
Other current assets		2,729	—	2,729
Total current assets		378,319	—	378,319
Non-current assets
Newbuildings		48,498	—	48,498
Vessels and equipment	3	3,307,144	(6,688)	3,300,456
Vessels and equipment under finance leases, net	4a	53,518	(53,518)	—
Right-of-use assets under operating leases	4a	8,426	(8,426)	—
Right-of-use assets	4a	—	61,944	61,944
Goodwill		112,452	—	112,452
Investment in associated companies		1,279	—	1,279
Loan notes receivable		1,388	—	1,388
Other non-current assets		7,197	—	7,197
Total assets		3,918,221	(6,688)	3,911,533
LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current portion of long-term debt	6, 8	167,082	67,805	234,887
Current portion of obligations under finance leases	4b	7,810	(7,810)	—
Current portion of obligations under operating leases	4b	4,548	(4,548)	—
Current portion of obligations under leases	4b	—	12,358	12,358
Related party payables		19,853	—	19,853
Trade and other payables	5	—	55,002	55,002
Trade accounts payable	5	7,860	(7,860)	—
Accrued expenses	5, 8	42,529	(42,529)	—
Derivative instruments payable	9	19,261	(19,261)	—
Other current liabilities	5	12,418	(12,418)	—
Total current liabilities		281,361	40,739	322,100
Non-current liabilities
Long-term debt	6	1,968,924	(60,000)	1,908,924
Obligations under finance leases	4c	48,467	(48,467)	—
Obligations under operating leases	4c	4,177	(4,177)	—
Obligations under leases	4c	—	52,644	52,644
Derivative instruments payable	9	—	19,261	19,261
Other non-current payables	7	3,739	—	3,739
Total liabilities		2,306,668	—	2,306,668

Equity
Share capital		197,692	—	197,692
Additional paid in capital		402,021	—	402,021
Contributed surplus		1,004,094	—	1,004,094
Accumulated other reserves	10	200	—	200
Retained earnings	3	8,018	(6,688)	1,330
Total equity attributable to the shareholders of the Company		1,612,025	(6,688)	1,605,337
Frontline Plc – Annual Report and Financial Statements 2022

Non-controlling interest	(472)	—	(472)
Total equity	1,611,553	(6,688)	1,604,865
Total liabilities and equity	3,918,221	(6,688)	3,911,533

IFRS adjustments of Consolidated Statement of Financial Position as at January 1, 2021

1.	“Marketable securities pledged to creditors” of $5.8 million, which were presented separately under U.S. GAAP, were reclassified into “Marketable securities” under IFRS.
2.
“Trade accounts receivable, net” of $41.0 million and “Other receivables” of $23.0 million”, which were presented separately under U.S. GAAP, were reclassified into “Trade and other receivables” under IFRS.

3.
Dry docking costs incurred prior to January 1, 2021 were expensed as incurred within Ship operating expense under Frontline’s historical accounting policy in accordance with U.S. GAAP. Under IFRS, significant components of property, plant and equipment with differing depreciation methods or lives are required to be depreciated separately. A portion of the initial cost of a vessel is allocated to the dry docking component upon delivery and depreciated over the period to the next scheduled dry docking. This resulted in a net measurement and recognition adjustment which decreased Vessels and equipment and Retained earnings by $6.7 million as follows:

a.
the carrying amount of unamortized dry docking costs at January 1, 2021 were capitalized as a separate component of Vessels and equipment which increased Vessels and equipment and Retained earnings by $26.2 million.

b.
a portion of the initial cost of vessels delivered prior to January 1, 2021 was allocated to the dry docking component upon delivery and depreciated over the period to the next scheduled dry docking which decreased Vessels and equipment and Retained earnings by $32.9 million.

4.
Leases were classified as either operating leases or finance leases under U.S. GAAP, while under IFRS there is only one classification when the Company is a lessee which resulted in the following reclassification adjustments:

a.
“Vessels and equipment under finance leases, net” of $53.5 million and “Right-of-use assets under operating leases” of $8.4 million, which were presented separately under U.S. GAAP, were reclassified into “Right-of-use assets” under IFRS.

b.
“Current portion of obligations under finance leases” of $7.8 million and “Current portion of obligations under operating leases” of $4.5 million, which were presented separately under U.S. GAAP, were reclassified into “Current portion of obligations under leases” under IFRS.

c.
“Obligations under finance leases” of $48.5 million and “Obligations under operating leases” of $4.2 million, which were presented separately under U.S. GAAP, were reclassified into “Obligations under leases” under IFRS.

5.
“Trade accounts payable” of $7.9 million, “Accrued expenses” of $42.5 million and “Other current liabilities” of $12.4 million, which were presented separately under U.S. GAAP, were reclassified into “Trade and other payables” under IFRS.

6.
Under U.S. GAAP, short-term obligations should be reclassified as non-current at the balance sheet date if the borrower has both the intent and ability to refinance the short-term obligation on a long-term basis. In lieu of actually issuing a new long-term obligation, a borrower can evidence its ability to refinance on a long-term basis by entering into a financing agreement before the financial statements are issued. In accordance with U.S. GAAP, the Company presented the non-current portion of a loan facility refinanced in February 2021 as long-term debt as of January 1, 2021. This accounting treatment is not permitted under IFRS which resulted in a reclassification adjustment which increased Short-term debt and current portion of long-term debt and decreased Long-term debt by $60.0 million as of January 1, 2021.

7.	“Other long-term liabilities” of $3.7 million under U.S. GAAP was renamed “Other non-current payables” under IFRS.
8.	Accrued interest expense of $7.8 million, which was presented within “Accrued expenses” under U.S. GAAP was reclassified into “Short-term debt and current portion of long-term debt” under IFRS.
9.
“Derivative instruments payable”, which was classified as a current liability in accordance with the Company’s accounting policies under U.S. GAAP, was reclassified to a non-current liability under IFRS based on the contractual maturity dates.

10.	“Accumulated other comprehensive income” of $0.2 million under U.S. GAAP was renamed “Accumulated other reserves” under IFRS.

Reconciliation of Consolidated Statement of Financial Position as at December 31, 2021
(in thousands of $)	Note	U.S. GAAP	Effect of transition to IFRS	IFRS
Frontline Plc – Annual Report and Financial Statements 2022

ASSETS
Current Assets
Cash and cash equivalents		113,073	—	113,073
Marketable securities		2,435	—	2,435
Trade and other receivables	1	—	73,532	73,532
Trade accounts receivable, net	1	63,423	(63,423)	—
Related party receivables		11,676	—	11,676
Other receivables	1	10,109	(10,109)	—
Inventories		80,787	—	80,787
Voyages in progress		38,492	—	38,492
Prepaid expenses and accrued income		8,899	—	8,899
Other current assets		3,851	—	3,851
Total current assets		332,745	—	332,745
Non-current assets
Newbuildings		130,633	—	130,633
Vessels and equipment	2	3,477,801	(10,501)	3,467,300
Vessels and equipment under finance leases, net	3a	44,880	(44,880)	—
Right-of-use assets under operating leases	3a	3,914	(3,914)	—
Right-of-use assets	3a	—	48,794	48,794
Goodwill		112,452	—	112,452
Derivative instrument receivable		9,675	—	9,675
Investment in associated companies		555	—	555
Loan notes receivable		1,388	—	1,388
Other non-current assets		3,055	—	3,055
Total assets		4,117,098	(10,501)	4,106,597
LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current portion of long-term debt	7	189,286	9,379	198,665
Current portion of obligations under finance leases	3b	7,601	(7,601)	—
Current portion of obligations under operating leases	3b	1,122	(1,122)	—
Current portion of obligations under leases	3b	—	8,723	8,723
Related party payables		36,250	—	36,250
Trade and other payables	4	—	43,364	43,364
Trade accounts payable	4	2,327	(2,327)	—
Accrued expenses	4, 7	42,836	(42,836)	—
Derivative instruments payable	8	5,673	(5,673)	—
Other current liabilities	4	7,580	(7,580)	—
Total current liabilities		292,675	(5,673)	287,002
Non-current liabilities
Long-term debt		2,126,910	—	2,126,910
Obligations under finance leases	3c	40,865	(40,865)	—
Obligations under operating leases	3c	3,114	(3,114)	—
Obligations under leases	3c	—	43,979	43,979
Derivative instruments payable	8	—	5,673	5,673
Other non-current payables	5	992	—	992
Total liabilities		2,464,556	—	2,464,556

Frontline Plc – Annual Report and Financial Statements 2022

Equity
Share capital		203,531	—	203,531
Additional paid in capital		448,291	—	448,291
Contributed surplus		1,004,094	—	1,004,094
Accumulated other reserves	6	228	—	228
Retained (deficit) earnings	2	(3,130)	(10,501)	(13,631)
Total equity attributable to the shareholders of the Company		1,653,014	(10,501)	1,642,513
Non-controlling interest		(472)	—	(472)
Total equity		1,652,542	(10,501)	1,642,041
Total liabilities and equity		4,117,098	(10,501)	4,106,597

IFRS adjustments of the Consolidated Statement of Financial Position as at December 31, 2021

1.
“Trade accounts receivable, net” of $63.4 million and “Other receivables” of $10.1 million”, which were presented separately under U.S. GAAP, were reclassified into “Trade and other receivables” under IFRS.

2.
Dry docking costs incurred prior to January 1, 2021 and in the year ended December 31, 2021 were expensed as incurred within Ship operating expense under Frontline’s historical accounting policy in accordance with U.S. GAAP. Under IFRS, significant components of property, plant and equipment with differing depreciation methods or lives are required to be depreciated separately. A portion of the initial cost of a vessel is allocated to the dry docking component upon delivery and depreciated over the period to the next scheduled dry docking. This resulted in a net measurement and recognition adjustment which decreased Vessels and equipment and Retained earnings by $10.5 million as follows:

a.
the carrying amount of unamortized dry docking costs at January 1, 2021 were capitalized as a separate component of Vessels and equipment which increased Vessels and equipment and Retained earnings by $26.2 million.

b.
a portion of the initial cost of vessels delivered prior to January 1, 2021 was allocated to the dry docking component upon delivery and depreciated over the period to the next scheduled dry docking which decreased Vessels and equipment and Retained earnings by $32.9 million.

c.
the dry docking costs in the year ended December 31, 2021 which were expensed as incurred under U.S GAAP were capitalized as a separate component of Vessels and equipment which increased Vessels and equipment and Retained earnings by $11.4 million.

d.
depreciation expense on capitalized dry docking costs and the write off of the carrying amount of unamortized dry docking costs on vessels sold in the year ended December 31, 2021 resulted in a decrease in Vessels and equipment and Retained earnings of $13.3 million and $1.8 million, respectively.

3.
Leases were classified as either operating leases or finance leases under U.S. GAAP, while under IFRS there is only one classification when the Company is a lessee which resulted in the following reclassification adjustments:

a.
“Vessels and equipment under finance leases, net” of $44.9 million and “Right-of-use assets under operating leases” of $3.9 million, which were presented separately under U.S. GAAP, were reclassified into “Right-of-use assets” under IFRS.

b.
“Current portion of obligations under finance leases” of $7.6 million and “Current portion of obligations under operating leases” of $1.1 million, which were presented separately under U.S. GAAP, were reclassified into “Current portion of obligations under leases” under IFRS.

c.
“Obligations under finance leases” of $40.9 million and “Obligations under operating leases” of $3.1 million, which were presented separately under U.S. GAAP, were reclassified into “Obligations under leases” under IFRS.

4.
“Trade accounts payable” of $2.3 million, “Accrued expenses” of $42.8 million and “Other current liabilities” of $7.6 million, which were presented separately under U.S. GAAP, were reclassified into “Trade and other payables” under IFRS.

5.	“Other long-term liabilities” of $1.0 million under U.S. GAAP was renamed “Other non-current payables” under IFRS.
6.	“Accumulated other comprehensive income” of $0.2 million under U.S. GAAP was renamed “Accumulated other reserves” under IFRS.
7.	Accrued interest expense of $9.4 million, which was presented within “Accrued expenses” under U.S. GAAP was reclassified into “Short-term debt and current portion of long-term debt” under IFRS.
8.
“Derivative instruments payable”, which was classified as a current liability in accordance with the Company’s accounting policies under U.S. GAAP, was reclassified to a non-current liability under IFRS based on the contractual maturity dates.

Frontline Plc – Annual Report and Financial Statements 2022

Reconciliation of Consolidated Statement of Profit or Loss for the year ended December 31, 2021

(in thousands of $)	Note	U.S. GAAP	Effect of transition to IFRS	IFRS
Operating revenues and other income
Voyage charter revenues	1a	663,995	(663,995)	—
Time charter revenues	1a	71,236	(71,236)	—
Revenues	1a, 1b	—	749,381	749,381
Other income	1b, 1c, 2c	14,150	(10,090)	4,060
Total operating revenues and other income		749,381	4,060	753,441
Other operating gains	1c	5,893	(5,893)	—
Operating expenses
Voyage expenses and commission		392,697	—	392,697
Contingent rental income		(3,606)	—	(3,606)
Ship operating expenses	2a	175,607	(11,361)	164,246
Charter hire expenses	3a	2,695	(2,695)	—
Administrative expenses	3b	27,891	(1,467)	26,424
Depreciation	2b, 3	147,774	17,431	165,205
Total operating expenses		743,058	1,908	744,966
Net operating income		12,216	(3,741)	8,475
Other income (expenses)
Finance income	4	—	121	121
Interest income	4	119	(119)	—
Finance expense	5	—	(44,244)	(44,244)
Interest expense	5	(61,435)	61,435	—
Gain on marketable securities		7,677	—	7,677
Share of results of associated company		(724)	—	(724)
Foreign currency exchange loss	5	(116)	116	—
Gain on derivatives	5	17,509	(17,509)	—
Dividends received	6	—	18,367	18,367
Other non-operating items, net	6	18,239	(18,239)	—
Net other expenses		(18,731)	(72)	(18,803)
Loss before income taxes		(6,515)	(3,813)	(10,328)
Income tax expense		(4,633)	—	(4,633)
Loss for the period		(11,148)	(3,813)	(14,961)

Loss attributable to the shareholders of the Company		(11,148)	(3,813)	(14,961)
Basic loss per share attributable to shareholders of the Company		$(0.06)	$(0.02)	$(0.08)
Diluted loss per share attributable to shareholders of the Company		$(0.06)	$(0.02)	$(0.08)

IFRS adjustments to the Consolidated Statement of Profit or Loss for the year ended December 31, 2021

1.	The presentation of operating revenues and other income was adjusted as follows:
a.	“Voyage charter revenues” and “Time charter revenues” under U.S. GAAP were reclassified to “Revenue” under IFRS.
Frontline Plc – Annual Report and Financial Statements 2022

b.	“Administrative income” of $14.2 million presented as “Other income” under U.S. GAAP was reclassified to “Revenue” under IFRS.
c.	“Other operating gains” of $5.9 million under U.S. GAAP was reclassified to “Other income” under IFRS.
2.
Dry docking costs incurred prior to January 1, 2021 and in the year ended December 31, 2021 were expensed as incurred within Ship operating expense under Frontline’s historical accounting policy in accordance with U.S. GAAP. Under IFRS, significant components of property, plant and equipment with differing depreciation methods or lives are required to be depreciated separately. A portion of the initial cost of a vessel is allocated to the dry docking component upon delivery and depreciated over the period to the next scheduled dry docking. This resulted in the following measurement and recognition adjustments:

a.
the dry docking costs in the year ended December 31, 2021 which were expensed as incurred under U.S GAAP were capitalized as a separate component of Vessels and equipment which decreased Ship operating expense by $11.4 million.

b.	depreciation expense on capitalized dry docking costs resulted in an increase in Depreciation of $13.3 million.
c.
the write off of the carrying amount of unamortized dry docking costs on vessels sold in the year ended December 31, 2021 resulted in a $1.8 million decrease in the gains on sales recognized within Other income.

3.
Under U.S. GAAP, rent expense related to leases classified as operating leases is presented in a single line item depending on the nature of the underlying asset and recorded on a straight-line basis whereas under IFRS, interest expense on lease liabilities and amortization of right-of-use assets are presented separately. This resulted in the following reclassification adjustments:

a.
Charterhire expense of $2.7 million under U.S. GAAP in relation to two vessels leased in from a third party on time charters that were classified as leases, was reclassified to Depreciation under IFRS.

b.	Administrative expenses of $1.5 million under U.S. GAAP in relation to office leases was reclassified to Depreciation under IFRS.
4.	“Interest income” of $0.1 million which was presented separately under U.S. GAAP, was reclassified to “Finance income” under IFRS.
5.
“Interest expense” of $61.4 million, “Gain on derivatives” of $17.5 million and “Foreign currency exchange loss” of $0.1 million, which were presented separately under U.S. GAAP, were reclassified to “Finance expense” under IFRS.

6.	“Other non-operating items, net” of $18.4 million under U.S. GAAP was reclassified to “Dividends received” under IFRS.

Reconciliation of Consolidated Comprehensive Income for the year ended December 31, 2021

(in thousands of $)	Note	U.S. GAAP	Effect of transition to IFRS	IFRS
Profit (loss)	1	(11,148)	(3,813)	(14,961)
Items that may be reclassified to profit or loss:
Foreign currency translation gain (loss)		28	—	28
Other comprehensive income (loss)		28	—	28
Comprehensive income (loss)		(11,120)	(3,813)	(14,933)

Comprehensive income (loss) attributable to the shareholders of the Company		(11,120)	(3,813)	(14,933)

IFRS adjustments to the Consolidated Comprehensive Income for the year ended December 31, 2021

1.	Refer to the IFRS adjustments to the Consolidated Statement of Profit or Loss for the year ended December 31, 2021 section above.

Reconciliation of Consolidated Statement of Cash Flows for the year ended December 31, 2021

(in thousands of $)	Note	U.S. GAAP	Effect of transition to IFRS	IFRS
Net loss for the period	1	(11,148)	(3,813)	(14,961)
Frontline Plc – Annual Report and Financial Statements 2022

Adjustments to reconcile loss for the period with net cash provided by operations:
Net finance expense	6	—	44,123	44,123
Depreciation	2b, 3	147,774	17,431	165,205
Amortization of deferred charges	6a	5,208	(5,208)	—
Other operating gains	2c	(5,058)	1,833	(3,225)
Amortization of acquired time charters		(5,045)	—	(5,045)
Contingent rental income		(3,606)	—	(3,606)
Gain on marketable securities		(7,677)	—	(7,677)
Share of results from associated company		724	—	724
Gain on derivatives	6a	(23,262)	23,262	—
Stock option expense	4	—	185	185
Other, net	4	430	(430)	—
Changes in operating assets and liabilities:
Trade accounts receivable		(22,449)	—	(22,449)
Other receivables		7,216	—	7,216
Inventories		(22,929)	—	(22,929)
Voyages in progress		(3,787)	—	(3,787)
Prepaid expenses and accrued income		(1,174)	—	(1,174)
Other current assets		(1,128)	—	(1,128)
Trade accounts payable		(5,533)	—	(5,533)
Accrued expenses	6b	(1,911)	(1,574)	(3,485)
Related party balances		18,968	—	18,968
Other current liabilities		135	—	135
Change in restricted cash	5	—	14,928	14,928
Other		(2,816)	—	(2,816)
Interest paid	6b	—	(60,477)	(60,477)
Debt issuance costs paid	7	—	(8,050)	(8,050)
Interest received	6b	—	119	119
Net cash provided by operating activities		62,932	22,329	85,261
Investing activities
Additions to newbuildings, vessels and equipment	2a	(462,400)	(11,361)	(473,761)
Purchase of shares		(357)	—	(357)
Net proceeds from sale of vessel		80,000	—	80,000
Net cash inflow on sale of subsidiary		5,625	—	5,625
Proceeds from sale of marketable securities		14,074	—	14,074
Net cash used in investing activities		(363,058)	(11,361)	(374,419)
Financing activities
Net proceeds from issuance of shares		52,447	—	52,447
Proceeds from issuance of debt		403,868	—	403,868
Repayment of debt		(219,521)	—	(219,521)
Repayment of obligations under leases	3	(5,194)	(4,090)	(9,284)
Debt fees paid	7	(8,050)	8,050	—
Net cash provided by financing activities		223,550	3,960	227,510
Net change in cash and cash equivalents	5	(76,576)	14,928	(61,648)
Cash and cash equivalents at beginning of year	5	189,649	(14,928)	174,721
Cash and cash equivalents at end of year		113,073	—	113,073

Frontline Plc – Annual Report and Financial Statements 2022

IFRS adjustments to the Consolidated Statement of Cash Flows for the year ended December 31, 2021

1.	Refer to the IFRS adjustments to the Consolidated Statement of Profit or Loss for the year ended December 31, 2021 section above.
2.
Dry docking costs incurred prior to January 1, 2021 and in the year ended December 31, 2021 were expensed as incurred within Ship operating expense under Frontline’s historical accounting policy in accordance with U.S. GAAP. Under IFRS, significant components of property, plant and equipment with differing depreciation methods or lives are required to be depreciated separately. Accordingly, the carrying amount of unamortized dry docking costs at December 31, 2021 were capitalized as a separate component of Vessels and equipment and depreciated over the period to the next scheduled dry docking (2.5 - 5). This resulted in the following measurement and recognition adjustments:

a.
the dry docking costs paid in the year ended December 31, 2021 were capitalized as a separate component of Vessels and equipment which increased Additions to newbuildings, vessels and equipment by $11.4 million.

b.	depreciation expense on capitalized dry docking costs resulted in an increase in Depreciation of $13.3 million.
c.
the write off of the carrying amount of unamortized dry docking costs on vessels sold in the year ended December 31, 2021 resulted in a $1.8 million decrease in the gains on sales recognized within Other operating gains.

3.
Under U.S. GAAP, rent expense related to leases classified as operating leases is presented in a single line item depending on the nature of the underlying asset and recorded on a straight-line basis whereas under IFRS, interest expense on lease liabilities and amortization of right-of-use assets are presented separately. This resulted in the following reclassification adjustments:

a.
Charterhire expense of $2.7 million under U.S. GAAP in relation to the leased-in vessels, FPMC Noble and FPMC Melody, was reclassified to Depreciation under IFRS which resulted in a corresponding increase in Repayment of obligations under leases.

b.
Administrative expenses of $1.5 million under U.S. GAAP in relation to office leases was reclassified to Depreciation under IFRS which resulted in a corresponding increase in Repayment of obligations under leases.

4.	“Other, net” of $0.2 million under U.S. GAAP was reclassified to “Stock option expense” under IFRS.
5.	The “Change in restricted cash” of $14.9 million was presented within operating activities under IFRS.
6.	The presentation of net finance expenses was adjusted as follows:
a.	“Amortization of deferred charges” of $5.2 million and “Gain on derivatives” of $23.3 million were reclassified to “Net finance expense”.
b.	“Interest paid” of $60.5 million and “Interest received” of $0.1 million were presented separately, which resulted in an adjustment to accrued expenses of $1.6 million.
7.	“Debt fees paid” of $8.1 million presented within financing activities under U.S. GAAP was presented as “Debt issuance costs paid” within operating activities under IFRS.

4.          SEGMENT INFORMATION

The Company and the chief operating decision maker, or CODM, measure performance based on the Company’s overall return to shareholders based on consolidated profit or loss. The CODM does not review a measure of operating result at a lower level than the consolidated group. Consequently, the Company has only one reportable segment: tankers. The tankers segment includes crude oil tankers and product tankers.

The Group’s internal organizational and management structure does not distinguish any geographical segments.

No customers in the years ended December 31, 2022 and 2021 individually accounted for 10% or more of the Company’s consolidated operating revenues.

5.          REVENUE AND OTHER INCOME

The accounting treatment of revenue is described in accounting policies (Note 2).

The lease and non-lease components of our revenues in the year ended December 31, 2022 were as follows:
Frontline Plc – Annual Report and Financial Statements 2022

(in thousands of $)	Lease	Non-lease	Total
Voyage charter revenues	601,057	744,907	1,345,964
Time charter revenues	45,515	26,276	71,791
Administrative income	—	12,453	12,453
Total revenues	646,572	783,636	1,430,208

The lease and non-lease components of our revenues in the year ended December 31, 2021 were as follows:

(in thousands of $)	Lease	Non-lease	Total
Voyage charter revenues	166,014	497,981	663,995
Time charter revenues	49,785	21,451	71,236
Administrative income	—	14,150	14,150
Total revenues	215,799	533,582	749,381

Certain voyage expenses are capitalized between the previous discharge port, or contract date if later, and the next load port and amortized between load port and discharge port. $5.3 million of contract assets were capitalized in the year ended December 31, 2022 (2021: $5.2 million) as Other current assets, of which $2.5 million was amortized up to December 31, 2022 (2021: $2.6 million), leaving a remaining balance of $2.9 million (2021: $2.6 million) as of December 31, 2022. $2.6 million of contract assets were amortized in the year ended December 31, 2022 in relation to voyages in progress at the end of December 31, 2021. No impairment losses were recognized in the period.

Administrative income primarily comprises the income earned from the technical and commercial management of related party and third party vessels and newbuilding supervision fees derived from related parties.

As at December 31, 2022, 2021 and January 1, 2021, the Company reported the following contract assets in relation to its contracts with customers:

(in thousands of $)	December 31, 2022	December 31, 2021	January 1, 2021
Voyages in progress	60,620	27,467	23,559
Trade accounts receivable	67,397	45,258	27,814
Related party receivables	9,913	5,397	7,195
Other current assets	2,896	2,748	1,853
Total	140,826	80,870	60,421

Other income in the years ended December 31, 2022 and 2021 were as follows:

(in thousands of $)	2022	2021
Gain on settlement of claims	3,998	—
Other gains	18	519
Gain on sale of vessels	4,596	3,226
Loss on termination of leased vessels	(431)	—
Gain (loss) on pool arrangements	(141)	315
Total	8,040	4,060

In the year ended December 31, 2022, the Company recorded other gains of $0.02 million (2021: $0.5 million) in relation to the settlement of miscellaneous claims.

In the year ended December 31, 2022, the Company recorded an arbitration award of $2.5 million in relation to the failed sale of Dewi Maeswara and $1.5 million gain on the settlement of insurance claims for Front Altair.
Frontline Plc – Annual Report and Financial Statements 2022

In November 2021, the Company announced that it had entered into an agreement to sell four of its scrubber fitted LR2 tankers for an aggregate sales price of $160.0 million to SFL Tanker Holding Ltd., a company related to Hemen, its largest shareholder. Two vessels were delivered to the new owners in December 2021 and the remaining two vessels were delivered to the new owners in January 2022. After repayment of debt on the vessels, the transaction generated total net cash proceeds of $68.6 million, with net cash proceeds of $35.1 million recorded in the year ended December 31, 2022. The Company recorded a gain on sale in relation to the first two vessels of $3.2 million in the year ended December 31, 2021 and a gain of $4.6 million in the year ended December 31, 2022.

In April 2022, the Company announced that its subsidiary Frontline Shipping Limited had agreed with SFL to terminate the long-term charters for the 2004-built VLCCs, Front Force and Front Energy, upon the sale and delivery of the vessels by SFL to an unrelated third party. The Company recognized a non-cash reduction in lease obligations of $46.6 million in the year ended December 31, 2022 in respect of these vessels. The Company agreed to a total compensation payment to SFL of $4.5 million for the termination of the current charters. The charters terminated and the vessels were delivered to the new owners in April 2022. The Company recorded a loss on termination of $0.4 million in the year ended December 31, 2022.

In the year ended December 31, 2022, the Company recorded a $0.1 million loss (2021: $0.3 million gain) related to the pooling arrangement with SFL between two of its Suezmax tankers Front Odin and Front Njord and two SFL vessels Glorycrown and Everbright.

6.          OPERATING EXPENSES

Voyage expenses and commissions

(in thousands of $)	2022	2021
Commissions	46,029	22,239
Bunkers	416,830	237,166
Other voyage related expenses	142,685	133,292
	605,544	392,697

For vessels operated in the spot market, voyage expenses are paid by the shipowner while voyage expenses for vessels under a time charter contract, are paid by the charterer. No inventory write-downs were recognized as an expense in the period.

The majority of other voyage expenses are port costs, agency fees and agent fees paid to operate the vessels on the spot market. Port costs vary depending on the number of spot voyages performed, number and type of ports.

Ship operating expenses

(in thousands of $)	2022	2021
Technical management expenses	66,238	56,007
Crew costs	96,283	96,915
Insurances	12,643	11,324
	175,164	164,246

Ship operating expenses are the direct costs associated with running a vessel and include crew costs, vessel supplies, repairs and maintenance, lubricating oils and insurances. The technical management of our vessels is provided by third party ship management companies.

Administrative expenses
Frontline Plc – Annual Report and Financial Statements 2022

(in thousands of $)	2022	2021
Total compensation to employees and directors	22,442	13,325
Office and administrative expenses	12,105	10,544
Audit, legal and consultancy	12,827	2,555
	47,374	26,424

The statutory auditor charged fees of $0.1 million in respective of audit services for the audit of the financial statements. No other fees were charged by the statutory auditor.

Total compensation to employees and directors:

(in thousands of $)	2022	2021
Directors fees	465	329
Wages and salaries	15,247	9,504
Stock option expense	4,700	153
Social security costs	1,130	1,751
Pension costs	772	1,401
Other staff related costs	128	187
	22,442	13,325

The average number of employees employed by the Company and its subsidiaries in the year ended December 31, 2022 was 79 (2021: 82).

7.          NET FINANCE EXPENSE

(in thousands of $)	2022	2021
Interest income	1,463	119
Foreign exchange gains	16	—
Other financial income	—	2
Finance income	1,479	121
Interest expense on financial liabilities measured at amortized cost	92,222	52,328
Interest leasing	937	3,968
Gain on interest rate swaps	(53,623)	(17,509)
Foreign exchange losses	—	116
Amortization of debt issuance costs	5,553	5,210
Other financial expenses	241	131
Finance expense	45,330	44,244
Net finance expense	(43,851)	(44,123)

8.          INCOME TAXES

Certain of the Company’s subsidiaries are tax resident in Cyprus, Singapore, China, Norway and the United Kingdom and are subject to income tax in their respective jurisdictions. Such taxes are not material to our consolidated financial statements and related disclosures for the year ended December 31, 2022.

Cyprus
Under the provisions of Cyprus tax laws, such income shall be included in the estimation of taxable income to be taxed at the rate of 12.5%.
Frontline Plc – Annual Report and Financial Statements 2022

Frontline intends to apply for treatment under the Cypriot tonnage tax system. In line with the tonnage tax legislation, the Company will pay tax calculated on the basis of the net tonnage of the qualifying vessels the Company owns, charters or manages. The option for tonnage tax should be valid for ten years. Tonnage tax payable in relation to our vessel owning subsidiaries are recorded as ship operating expenses in the Consolidated Statements of Profit or Loss.

United States
For the year ended December 31, 2022, the Company did not accrue U.S. income taxes as the Company is not engaged in a U.S. trade or business and is exempted from a gross basis tax under Section 883 of the U.S. Internal Revenue Code.

Under Section 863(c)(2)(A) of the Internal Revenue Code, 50% of all transportation revenue attributable to transportation which begins or ends in the United States shall be treated as from sources within the United States where no Section 883 exemption is available. Such revenue is subject to 4% tax. No revenue tax has been recorded in voyage expenses and commissions in the year ended December 31, 2022 (2021: nil).

Other Jurisdictions
In the year ended December 31, 2021, the Company received a distribution from Den Norske Krigsforsikring for Skib (“DNK”), the Norwegian Shipowners Mutual War Risk Insurance Association, in the amount of $17.9 million which was subject to withholding tax of $4.5 million which the Company recognized as income tax expense in the year ended December 31, 2021.

The Company does not have any unrecognized tax benefits, material accrued interest or penalties relating to income taxes.

9.          EARNINGS PER SHARE

Basic earnings per share is computed based on the income available to ordinary shareholders and the weighted average number of shares outstanding. Diluted earnings per share includes the effect of the assumed conversion of potentially dilutive instruments. The impact of stock options using the treasury stock method was anti-dilutive in 2021 as the Company recorded net losses for the year and the exercise price was higher than the average share price; therefore 58,000 options were excluded from the calculation in 2021.

The weighted average number of shares outstanding for the purpose of calculating basic and diluted earnings per share for the year ended December 31, 2022 was 214,011,000, which includes the impact of the 19,091,910 shares issued to Hemen for no cash consideration in connection with the Euronav NV (“Euronav”) share acquisition.

The components of the numerator and the denominator in the calculation of basic and diluted earnings per share are as follows:
(in thousands of $)	2022	2021
Profit (loss) attributable to the shareholders of the Company	475,537	(14,961)
(in thousands)
Weighted average number of basic and diluted shares	214,011	198,965

Cash dividends per share declared	$0.15	$0.00

10.          MARKETABLE SECURITIES

Marketable securities held by the Company are listed equity securities. In the year ended December 31, 2022 the Company received dividends of $1.6 million (2021: $0.5 million) from its investments in marketable securities.

A summary of the movements in marketable securities for the years ended December 31, 2022 and 2021 is presented in the table below:
Frontline Plc – Annual Report and Financial Statements 2022

(in thousands of $)	2022	2021
Balance at the beginning of the year	2,435	8,475
Marketable securities acquired	167,709	357
Proceeds from sale of marketable securities	—	(14,074)
Gain on sale of marketable securities	—	7,881
Unrealized gain (loss) on marketable securities held at end of the year	66,137	(204)
Balance at the end of the year	236,281	2,435

Avance Gas
As of December 31, 2022 and 2021, the Company held 442,384 shares in Avance Gas. In the year ended December 31, 2022, the Company recognized an unrealized gain of $0.9 million (2021: loss of $0.4 million) in relation to the shares held in Avance Gas.

SFL
As of December 31, 2022 and 2021, the Company held 73,165 shares in SFL. In the year ended December 31, 2022, the Company recognized an unrealized gain of $0.1 million (2021: gain of $0.1 million) in relation to the shares held in SFL.

Golden Ocean
As of December 31, 2022 and 2021, the Company held 10,299 (2020: 1,270,657) shares in Golden Ocean.

In the year ended December 31, 2021, the Company purchased 55,959 Golden Ocean shares for $0.4 million and sold these shares for proceeds of $0.7 million.

In the year ended December 31, 2021, the Company sold 1.3 million shares in Golden Ocean for proceeds of $13.4 million and recognized a gain on marketable securities sold of $7.9 million.

In the year ended December 31, 2022, the Company recognized an unrealized loss of $0.01 million (2021: gain of $0.1 million) in relation to the shares still held in Golden Ocean.

Euronav
On May 28, 2022, the Company announced that it agreed to acquire in privately negotiated share exchange transactions with certain shareholders of Euronav a total of 5,955,705 shares in Euronav, representing 2.95% of the outstanding shares in Euronav as of this date, in exchange for a total of 8,337,986 ordinary shares of Frontline. Frontline received the $0.06 dividend per share that was paid on June 8, 2022 by Euronav in respect of these 5,955,705 shares.

On June 10, 2022, the Company announced that it agreed to acquire in privately negotiated transactions with certain shareholders of Euronav a total of 7,708,908 shares in Euronav, representing 3.82% of the outstanding shares in Euronav as of this date, in exchange for a total of 10,753,924 shares in Frontline.

In connection with the above-referenced privately negotiated share exchange transactions, Frontline entered into a share lending arrangement with Hemen to facilitate settlement of such transactions. Pursuant to such arrangement, Hemen delivered an aggregate of 19,091,910 Frontline shares to the exchanging Euronav holders in June 2022 and Frontline agreed to issue to Hemen the same number of shares of Frontline in full satisfaction of the share lending arrangement. The shares were issued to Hemen in August 2022.

As of December 31, 2022, the Company held 13,664,613 shares in Euronav, as a result of the above transactions. The acquired shares were initially recognized at their fair value of $167.7 million and the Company recorded a realized loss of $7.8 million in relation to these transactions, being the difference between the transaction price to acquire these shares and their fair value as of the transaction dates. The transaction price paid to acquire these shares was $175.5 million, which was the fair value of the Frontline’s shares as of the transaction dates.

Based on the Euronav share price as of December 31, 2022, the fair value of the shares held in Euronav was $232.8 million, which resulted in an unrealized gain of $65.1 million.
Frontline Plc – Annual Report and Financial Statements 2022

11.          TRADE AND OTHER RECEIVABLES

(in thousands of $)	December 31, 2022	December 31, 2021	January 1, 2021
Receivables from contracts with customers	67,397	45,258	27,814
Lease receivables	55,608	18,165	13,160
Claims receivable	1,489	1,097	3,022
Advances	2,959	1,263	1,911
Agent receivables	843	149	2,229
Other receivables	11,171	7,600	15,788
	139,467	73,532	63,924

Receivables from contracts with customers and lease receivables are presented net of allowances for doubtful accounts of $4.4 million as of December 31, 2022 (December 31, 2021: $1.9 million, January 1, 2021: $2.6 million).

Claims receivable is primarily attributable to insurance claims.

Other receivables are presented net of allowances for doubtful accounts amounting to nil as of December 31, 2022 (December 31, 2021: nil, January 1, 2021: nil).

12.          NEWBUILDINGS

Movements in the two years ended December 31, 2022 are summarized as follows:
(in thousands of $)
Balance at January 1, 2021	48,498
Installments and other costs paid and payable	274,248
Transfer to Vessels and equipment	(194,162)
Capitalized borrowing costs	2,049
Balance at December 31, 2021	130,633
Installments and other costs paid and payable	299,963
Transfer to Vessels and equipment	(386,241)
Capitalized borrowing costs	3,636
Balance at December 31, 2022	47,991

The following table sets forth certain details of our newbuildings delivered in the two years ended December 31, 2022:
Vessel name	Vessel type	Date of delivery

Front Gaula	VLCC	October 2022
Front Tana	VLCC	August 2022
Front Alta	VLCC	April 2022
Front Tweed	VLCC	June 2022

Front Feature	LR2	November 2021
Front Favour	LR2	September 2021
Front Future	LR2	April 2021
Front Fusion	LR2	March 2021

As of January 1, 2021, the Company’s newbuilding program comprised four LR2 tankers, all of which were delivered in the year ended December 31, 2021.
Frontline Plc – Annual Report and Financial Statements 2022

As of December 31, 2021, the Company’s newbuilding program consisted of six VLCCs, four of which were delivered in the year ended December 2022.

As of December 31, 2022, the Company’s newbuilding program consisted of two VLCCs, which were delivered in January 2023.

Refer to Note 13 for impairment considerations.

13.          VESSELS AND EQUIPMENT

Movements in the two years ended December 31, 2022 are summarized as follows:
(in thousands of $)	Vessels and equipment	Dry dock component	Total
Cost
As of January 1, 2022	4,089,351	107,616	4,196,967
Additions	16,483	17,850	34,333
Transferred from new buildings	380,859	5,382	386,241
Disposals	(95,975)	(4,411)	(100,386)
As of December 31, 2022	4,390,718	126,437	4,517,155

Accumulated depreciation
As of January 1, 2022	(666,860)	(62,807)	(729,667)
Charge for the period	(145,623)	(16,324)	(161,947)
Disposals	22,137	2,974	25,111
As of December 31, 2022	(790,346)	(76,157)	(866,503)

Net book value
As of December 31, 2022	3,600,372	50,280	3,650,652

Cost
As of January 1, 2021	3,805,768	94,396	3,900,164
Additions	189,193	12,740	201,933
Transferred from new buildings	189,035	5,127	194,162
Disposals	(94,645)	(4,647)	(99,292)
As of December 31, 2021	4,089,351	107,616	4,196,967

Accumulated depreciation
As of January 1, 2021	(550,082)	(49,626)	(599,708)
Charge for the period	(136,482)	(15,995)	(152,477)
Disposals	19,704	2,814	22,518
As of December 31, 2021	(666,860)	(62,807)	(729,667)

Net book value
As of December 31, 2021	3,422,491	44,809	3,467,300
As of January 1, 2021	3,255,686	44,770	3,300,456

In the year ended December 31, 2022, the Company;

•	completed the installation of Exhaust Gas Cleaning Systems on eight vessels;
•	took delivery of four VLCC newbuildings, Front Alta, Front Tweed, Front Tana and Front Gaula;
•	sold two LR2 tankers, Front Lion and Front Panther; and
Frontline Plc – Annual Report and Financial Statements 2022

•	performed dry docks on 14 vessels.

In the year ended December 31, 2021, the Company;

•	completed the installation of EGCS on two vessels and the installation of BWTS on one vessel;
•	took delivery of two VLCCs, Front Driva and Front Nausta;
•	took delivery of four LR2 newbuildings, Front Favour, Front Feature, Front Fusion and Front Future;
•	sold two LR2 tankers, Front Puma and Front Tiger; and
•	performed dry docks on 11 vessels.

Impairment

As of January 1, 2021
To determine whether detailed impairment testing was required for our owned vessels, including newbuildings, at the date of transition to IFRS, the Company assessed whether there was any indication that our vessels may be impaired as of January 1, 2021 by considering internal and external indicators. Based on this assessment, we observed that the estimated market values received from independent ship brokers was less than the carrying amount of the majority of our vessels. This was considered to be an impairment indicator and as such, the recoverable amount of all our vessels was estimated based on the value in use calculation using cash flow projections. The estimated recoverable amounts of all our vessels were significantly greater than the carrying amounts and no impairment loss was recognized.

As of December 31, 2021
To determine whether further detailed impairment testing was required for our owned vessels, including newbuildings, as of December 31, 2021, the Company assessed whether there was any indication that our vessels may be impaired as of this date by considering internal and external indicators. Based on this assessment, we observed that the estimated market values received from independent ship brokers continued to be less than the carrying amount of the majority of our vessels. This was considered to be an impairment indicator and as such, the recoverable amounts of all our vessels was estimated based on the value in use calculation using cash flow projections. The estimated recoverable amount of all our vessels were significantly greater than the carrying amounts and no impairment loss was recognized.

As of December 31, 2022
To determine whether it was necessary to re-estimate the recoverable amounts of our owned vessels, including newbuildings, as of December 31, 2022, the Company assessed whether any events had occurred that would eliminate the difference calculated between the carrying amounts and recoverable amounts as of December 31, 2021. Based on this assessment, we observed that the estimated market values received from independent ship brokers had increased significantly during the period for all our vessels and actual and forecasted TCE rates and operating results had also improved significantly. Furthermore, the estimated recoverable amounts of all our vessels as of December 31, 2021 were not sensitive to possible impairment indicators including the change in useful life of our vessels from 25 to 20 years. Accordingly, we did not re-estimate our vessel’s recoverable amounts as of December 31, 2022 and no impairment loss was recognized.

14.          RIGHT OF USE ASSETS

Movements in the two years ended December 31, 2022 are summarized as follows:
Frontline Plc – Annual Report and Financial Statements 2022

(in thousands of $)	Offices	Vessels	Total
Cost
As of January 1, 2022	11,719	103,888	115,607
Additions	159	—	159
Lease termination	—	(103,888)	(103,888)
Disposals	(483)	—	(483)
As of December 31, 2022	11,395	—	11,395

Accumulated depreciation
As of January 1, 2022	(7,805)	(59,008)	(66,813)
Depreciation charge for the period	(926)	(2,297)	(3,223)
Lease termination	—	61,305	61,305
Disposals	483	—	483
Translation differences	(39)	—	(39)
As of December 31, 2022	(8,287)	—	(8,287)

Net book value
As of December 31, 2022	3,108	—	3,108

Cost
As of January 1, 2021	11,719	113,329	125,048
Lease termination	—	(9,441)	(9,441)
As of December 31, 2021	11,719	103,888	115,607

Accumulated depreciation
As of January 1, 2021	(5,916)	(57,188)	(63,104)
Depreciation charge for the period	(1,467)	(11,261)	(12,728)
Lease termination	—	9,441	9,441
Translation differences	(422)	—	(422)
As of December 31, 2021	(7,805)	(59,008)	(66,813)

Net book value
As of December 31, 2021	3,914	44,880	48,794
As of January 1, 2021	5,803	56,141	61,944

As of December 31, 2021 and January 1, 2021, the Company leased in two vessels from SFL, on time charters that were classified as leases, the 2004-built VLCCs Front Force and Front Energy. In April 2022, the Company announced that its subsidiary Frontline Shipping Limited had agreed with SFL to terminate the long-term charters for these vessels upon the sale and delivery of the vessels by SFL to an unrelated third party.

As of January 1, 2021, the Company leased in two vessels from a third party on time charters that were classified as leases  which were terminated in the year end December 31, 2021 when the vessels were redelivered to the owners.

The right-of-use assets for offices relate to lease agreements for office space.

For further details on the Company’s leases see note 19.
Frontline Plc – Annual Report and Financial Statements 2022

15.          GOODWILL

(in thousands of $)	Goodwill	Accumulated impairment losses	Net Carrying Value
Balance as of January 1, 2021, December 31, 2021 and 2022	225,273	(112,821)	112,452

Impairment

For impairment testing purposes, goodwill was allocated to one group of CGUs, the Company.

As of January 1, 2021
The recoverable amount of the Company was determined based on its fair value, less cost to sell, estimated using its market capitalization plus a control premium. The Company’s market capitalization as of January 1, 2021 was $1,229.6 million (based on a share price of $6.22) compared to its carrying value of approximately $1,604.9 million. The Company reviewed merger transactions in North America with values of over $25.0 million in the 12 months ended January 1, 2021, global deals between public companies of more than $100.0 million in the last 3 years and global marine transport sector transactions of more than $100.0 million in the last 5 years and calculated average control premiums (based on the one month average share price before the bid). Using 32.5% as the average of the range as of January 1, 2021, the fair value of the Company was calculated as $1,629.3 million. The excess of the fair value of the Company over the carrying value was such that the Company concluded that there was no requirement for an impairment.

As of December 31, 2021
The recoverable amount of the Company was determined based on its fair value, less cost to sell, estimated using its market capitalization plus a control premium. The Company’s market capitalization as of December 31, 2021 was $1,439.0 million (based on a share price of $7.07) compared to its carrying value of approximately $1,642.0 million. The Company reviewed merger transactions in North America with values of over $25.0 million in the 12 months ended December 31, 2021, global deals between public companies of more than $100.0 million in the last 3 years and global marine transport sector transactions of more than $100.0 million in the last 5 years and observed  average control premiums (based on the one month average share price before the bid) of between 29.3% to 32.2%. Using 30.7% as the average of the range as of December 31, 2021, the fair value of the Company was calculated as $1,880.7 million. The excess of the fair value of the Company over the carrying value was such that the Company concluded that there was no requirement for an impairment.

As of December 31, 2022
The recoverable amount of the Company was determined based on its fair value, less cost to sell, estimated using its market capitalization. The Company’s market capitalization as of December 31, 2022 was $2,702.6 million (based on a share price of $12.14) compared to its carrying value of approximately $2,259.9 million. The excess of the fair value of the Company over the carrying value was such that the Company concluded that there was no requirement for an impairment.

If our ordinary share price declines this could result in an impairment of some or all of the $112.5 million of goodwill. In the absence of a control premium, a share price of $9.65 per share as of December 31, 2022 would have resulted in the recoverable amount equaling the carrying amount.

16.          INVESTMENT IN ASSOCIATED COMPANIES

FMS Holdco

As of December 31, 2021 and January 1, 2021, Frontline owned an effective 17.34% interest in Clean Marine AS through its 34.7% equity interest in FMS Holdco, which was accounted for under the equity method.

In the year ended December 31, 2022, the Company entered into an agreement to subscribe for 433 shares in FMS Holdco for $1.5 million. Furthermore, FMS Holdco entered into a sale and purchase agreement to acquire the remaining 50% of the issued share capital of Clean Marine AS. Following the transactions, Frontline owns an effective 43.6% interest in Clean Marine AS through its 43.6% equity interest in FMS Holdco, which is accounted for under the equity method.

The carrying value of the investment as of December 31, 2022 was $1.5 million (2021: $0.6 million) as a result of the additional investment in 2022. In the year ended December 31, 2022, a share of losses of Clean Marine AS of $0.6 million (2021: nil) was recognized.
Frontline Plc – Annual Report and Financial Statements 2022

TFG Marine

In January 2020, the joint venture agreement with Golden Ocean and companies in the Trafigura Group to establish a leading global supplier of marine fuels was completed. As a result, Frontline took a 15% interest in the joint venture company, TFG Marine, and made a $1.5 million shareholder loan to TFG Marine. In the year ended December 31, 2020, $0.1 million of the shareholder loan was converted to equity. There was no change in ownership interest as a result of this transaction as each shareholder converted a portion of shareholder debt to equity in reference to their respective ownership interest. Frontline concluded that it is able to exercise significant influence over TFG Marine as a result of its equity shareholding and board representation and therefore its investment is accounted for under the equity method.

The carrying value of the investment at December 31, 2022 was $14.8 million (2021: nil). In the year ended December 31, 2022, a share of profits of TFG Marine of $14.8 million (2021: $0.7 million loss) was recognized.

17.          TRADE AND OTHER PAYABLES

(in thousands of $)	December 31, 2022	December 31, 2021	January 1, 2021
Trade payables	7,994	2,327	7,860
Accrued voyage expenses	38,617	18,306	16,582
Accrued ship operating expenses	16,252	11,063	10,180
Accrued administrative expenses	9,359	3,773	7,293
Deferred charter revenue	—	3,124	5,687
Other	9,311	4,771	7,400
Total current trade and other payables	81,533	43,364	55,002

Other	2,053	992	3,739
Total other non-current payables	2,053	992	3,739

Frontline Plc – Annual Report and Financial Statements 2022

18.          INTEREST BEARING LOANS AND BORROWINGS

A summary of outstanding debt as of December 31, 2022 and 2021 and January 1, 2021 is as follows:
(in thousands of $)	December 31, 2022	December 31, 2021	January 1, 2021
U.S. dollar denominated floating rate debt
$252.4 million term loan facility	242,908	281,009	319,112
$34.8 million term loan facility	34,814	39,348	43,880
$250.7 million term loan facility	129,912	185,627	250,738
$100.8 million term loan facility	85,399	93,075	100,750
$328.4 million term loan facility (CEXIM)	184,981	200,255	215,529
$321.6 million term loan facility (CEXIM)	184,183	203,163	222,145
$110.5 million term loan facility (ING)	84,469	91,709	98,949
$104.0 million term loan facility (Credit Suisse)	100,141	98,166	105,178
$110.5 million term loan facility (Credit Suisse #2)	96,125	103,116	110,107
$544.0 million lease financing (ICBCL)	459,918	490,500	521,071
$42.9 million term loan facility (Credit Suisse)	36,942	39,325	41,708
$62.5 million term loan facility (Credit Agricole)	53,820	57,292	60,764
$133.7 million term loan facility (CEXIM)	123,367	131,229	—
$58.5 million term loan facility (SEB)	55,250	58,500	—
$58.5 million term loan facility (KFW)	55,250	58,500	—
$130.0 million term loan facility (DNB)	127,562	—	—
$65.0 million term loan facility (ABN)	65,000	—	—
$65.0 million term loan facility (ING)	64,187	—	—
Total U.S. dollar denominated floating rate debt	2,184,228	2,130,814	2,089,931
U.S. dollar denominated fixed rate debt
$275.0 million revolving credit facility	209,700	209,700	60,000
Total U.S. dollar denominated fixed rate debt	209,700	209,700	60,000
Secured borrowings	—	—	6,251
Debt issuance costs	(23,113)	(24,318)	(20,176)
Accrued interest expense	19,499	9,379	7,805
Total debt	2,390,314	2,325,575	2,143,811
Short-term debt and current portion of long-term debt	277,854	198,665	234,887
Long-term portion of debt	2,112,460	2,126,910	1,908,924

Frontline Plc – Annual Report and Financial Statements 2022

Movements in the year ended December 31, 2022 are summarized as follows:
(in thousands of $)	December 31, 2021	Proceeds	Repayments	December 31, 2022
Total U.S. dollar denominated floating rate debt	2,130,814	651,248	(597,834)	2,184,228
Total U.S. dollar denominated fixed rate debt	209,700	—	—	209,700
Secured borrowings	—	—	—	—
Debt issuance costs	(24,318)			(23,113)
Accrued interest expense	9,379			19,499
Total debt	2,325,575	651,248	(597,834)	2,390,314
Short-term debt and current portion of long-term debt	198,665			277,854
Long-term portion of debt	2,126,910	651,248	(597,834)	2,112,460

Movements in the year ended December 31, 2021 are summarized as follows:
(in thousands of $)	January 1, 2021	Proceeds	Repayments	Other	December 31, 2021
Total U.S. dollar denominated floating rate debt	2,089,931	250,687	(209,804)	—	2,130,814
Total U.S. dollar denominated fixed rate debt	60,000	149,700	—	—	209,700
Secured borrowings	6,251	3,481	(9,717)	(15)	—
Debt issuance costs	(20,176)				(24,318)
Accrued interest expense	7,805				9,379
Total debt	2,143,811	403,868	(219,521)	(15)	2,325,575
Short-term debt and current portion of long-term debt	234,887				198,665
Long-term portion of debt	1,908,924	403,868	(219,521)	(15)	2,126,910

A summary of the Company’s interest bearing loans and borrowings as of December 31, 2022 is as follows:

$252.4 million term loan facility
In July 2022, the Company entered into a senior secured term loan facility with a number of banks in an amount of up to $252.4 million to refinance the $328.6 million loan facility maturing in February 2023. The new facility matures in September 2027, carries an interest rate of SOFR plus a margin of 180 basis points and has an amortization profile of 18 years commencing on the delivery date from the yard. In August 2022, the Company drew down $252.4 million and repaid the outstanding balance of the original facility of $262.0 million. The facility is fully drawn down as of December 31, 2022.

$34.8 million term loan facility
In October 2022, the Company entered into a senior secured term loan facility in an amount of up to $34.8 million to refinance the $50.0 million loan facility maturing in March 2023. The new facility matures in December 2027, carries an interest rate of SOFR plus a margin of 180 basis points and has an amortization profile of 20 years commencing on the delivery date from the yard. In November 2022, the Company drew down $34.8 million and repaid the outstanding balance of the original facility of $35.9 million. The facility is fully drawn down as of December 31, 2022.

$250.7 million term loan facility
In November 2020, the Company entered into a senior secured term loan facility with a number of banks in an amount of up to $250.7 million to refinance the $466.5 million loan facility maturing in April 2021. The new facility matures in May 2025, carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 18 years commencing on the delivery date from the yard. In November 2020, the Company drew down $250.7 million and repaid the outstanding balance of the original facility of $252.4 million. In the year ended December 31, 2021, the sale of two LR2 tankers resulted in a prepayment of $46.5 million under the facility. The facility is fully drawn down as of December 31, 2022.

$100.8 million term loan facility
In November 2020, the Company entered into a senior secured term loan facility with ING and Credit Suisse in an amount of up to $100.8 million to refinance the $109.2 million loan facility maturing in June 2021. The new facility matures in November 2025, carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 17 years commencing on the delivery date from the yard. In November 2020, the Company drew down $100.8 million and repaid the outstanding balance of the original facility of $84.3 million. The facility is fully drawn down as of December 31, 2022.
Frontline Plc – Annual Report and Financial Statements 2022

$328.4 million term loan facility (CEXIM)
In August 2016, the Company signed a senior secured term loan facility in an amount of up to $328.4 million with China Exim Bank. The facility matures in 2029, carries an interest rate of LIBOR plus a margin in line with the Company’s other credit facilities and has an amortization profile of 18 years. The Company drew down $109.0 million in the year ended December 31, 2016 in connection with one LR2 tanker and two Suezmax tanker newbuildings, which were delivered in the year. The Company drew down a further $165.9 million in the year ended December 31, 2017 in connection with two Suezmax tankers and three LR2/Aframax tankers delivered in the year. The facility is fully drawn down as of December 31, 2022.

$321.6 million term loan facility (CEXIM)
In February 2017, the Company signed a second senior secured term loan facility in an amount of up to $321.6 million. The facility provided by China Exim Bank is insured by China Export and Credit Insurance Corporation. The facility matures in 2033, carries an interest rate of LIBOR plus a margin in line with the Company’s other credit facilities and has an amortization profile of 15 years. The Company drew down $252.7 million in the year ended December 31, 2017 in connection with four Suezmax tankers and three LR2/Aframax tankers delivered in the period. The Company drew down $32.0 million in the year ended December 31, 2018 in connection with one LR2 tanker delivered in the period. The facility is fully drawn down as of December 31, 2022.

$110.5 million term loan facility (ING)
In June 2017, the Company signed a senior secured term loan facility in an amount of up to $110.5 million with ING. The facility matures in 2023, carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 18 years. The Company drew down $55.3 million in the year ended December 31, 2017 in connection with one VLCC delivered in the period. The Company drew down $55.3 million in the year ended December 31, 2019 in connection with one VLCC delivered in the period. The Company extended the facility by $4.1 million in the year ended December 31, 2019 and drew down the $4.1 million in connection with the installation of an EGCS on the VLCC delivered in the period. The facility is fully drawn down as of December 31, 2022.

$104.0 million term loan facility (Credit Suisse)
In April 2022, the Company entered into a senior secured term loan facility with Credit Suisse AG in an amount of $104.0 million to refinance the $110.5 million loan facility maturing in 2023. The new facility matures in May 2028, carries an interest rate of SOFR plus a margin of 180 basis points and has an amortization profile of 18 years commencing on the delivery date from the yard. In May 2022, the Company drew down $104.0 million and repaid the outstanding balance of the original facility of $96.4 million. The facility is fully drawn down as of December 31, 2022.

$110.5 million term loan facility (Credit Suisse #2)
In June 2017, the Company signed a senior secured term loan facility in an amount of up to $110.5 million with Credit Suisse. The facility matures in 2024, carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 18 years. The Company drew down $54.9 million in the year ended December 31, 2018 in connection with one VLCC delivered in the period. The Company drew down $55.3 million in the year ended December 31, 2019 in connection with one VLCC delivered in the period. The Company extended the facility by $15.0 million in the year ended December 31, 2019. The facility is fully drawn down as of December 31, 2022.

$544.0 million lease financing (ICBCL)
In March 2020, the Company signed a sale-and-leaseback agreement in an amount of $544.0 million with ICBCL to finance the cash amount payable upon closing of the Acquisition, which took place on March 16, 2020. The lease financing has a tenor of seven years, carries an interest rate of LIBOR plus a margin of 230 basis points, has an amortization profile of 17.8 years and includes purchase options for the Company throughout the term with a purchase obligation at the end of the term. The Company is precluded from accounting for the sale of the vessels due to the purchase obligation at the end of the term which prevents the lessor from obtaining control of the vessels and as such the lease has been accounted for as a secured borrowing, with the vessels recorded under “Vessels and equipment”. The facility is fully drawn down as of December 31, 2022.

$42.9 million term loan facility (Credit Suisse)
In November 2019, the Company signed a senior secured term loan facility in an amount of up to $42.9 million with Credit Suisse to partially finance the delivery of one Suezmax tanker. The facility matures five years after the vessel’s delivery date, carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 18 years. In May 2020, the Company drew down $42.9 million under the facility in connection with the delivery of one Suezmax tanker. The facility is fully drawn down as of December 31, 2022.

$62.5 million term loan facility (Crédit Agricole)
Frontline Plc – Annual Report and Financial Statements 2022

In May 2020, the Company signed a senior secured term loan facility in an amount of up to $62.5 million with Crédit Agricole to partially finance the delivery of one VLCC. The facility matures five years after the vessel’s delivery date, carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 18 years. In June 2020, the Company drew down $62.5 million under the facility in connection with the delivery of one VLCC. The facility is fully drawn down as of December 31, 2022.

$133.7 million term loan facility (CEXIM)
In November 2020, the Company entered into a senior secured term loan facility with CEXIM and Sinosure in an amount of up to $133.7 million to partially finance four LR2 tanker newbuildings. The facility has a tenor of 12 years, carries an interest rate of LIBOR plus a margin in line with the Company’s other credit facilities and has an amortization profile of 17 years commencing on the delivery date from the yard. The Company drew down $33.4 million in March 2021, $33.4 million in April 2021, $33.4 million in September 2021 and $33.4 million in November 2021 under the facility to partially finance the delivery of four LR2 tankers. The facility is fully drawn down as of December 31, 2022.

$58.5 million term loan facility (SEB)
In September 2021, the Company entered into a senior secured term loan facility in an amount of up to $58.5 million with SEB to partially finance the acquisition of one 2019-built VLCC. The facility has a tenor of five years, carries an interest rate of LIBOR plus a margin of 170 basis points and has an amortization profile of 20 years commencing on the delivery date from the yard. In October 2021, the Company took delivery of the vessel and drew down $58.5 million under the facility to partially finance the delivery. The facility is fully drawn down as of December 31, 2022.

$58.5 million term loan facility (KFW)
In September 2021, the Company entered into a senior secured term loan facility in an amount of up to $58.5 million with KFW to partially finance the acquisition of one 2019-built VLCC. The facility has a tenor of five years, carries an interest rate of LIBOR plus a margin of 170 basis points and has an amortization profile of 20 years commencing on the delivery date from the yard. In November 2021, the Company took delivery of the vessel and drew down $58.5 million under the facility to partially finance the delivery. The facility is fully drawn down as of December 31, 2022.

$130.0 million term loan facility (DNB)
In October 2021, the Company entered into a senior secured term loan facility in an amount of up to $130.0 million with DNB to partially finance the acquisition of two of the six resale VLCC newbuilding contracts. The facility has a tenor of five years, carries an interest rate of LIBOR plus a margin of 170 basis points and has an amortization profile of 20 years commencing on the delivery date from the yard. The Company drew down $65.0 million in April 2022 and $65.0 million in June 2022 to partially finance the delivery of the 2022 built VLCCs, Front Alta and Front Tweed. The facility is fully drawn down as of December 31, 2022.
$65.0 million term loan facility (ABN)
In December 2021, the Company entered into a senior secured term loan facility in an amount of up to $65.0 million from ABN AMRO Bank N.V. to partially finance the acquisition of one of the six resale VLCC newbuilding contracts. The facility has a tenor of five years, carries an interest rate of LIBOR plus a margin of 170 basis points and has an amortization profile of 20 years commencing on the delivery date from the yard. In October 2022, the Company drew down $65.0 million to partially finance the delivery of the 2022 built VLCC Front Gaula. The facility is fully drawn down as of December 31, 2022.

$65.0 million term loan facility (ING)
In December 2021, the Company entered into a senior secured term loan facility in an amount of up to $65.0 million from ING Bank to partially finance the acquisition of one of the six resale VLCC newbuilding contracts. The facility has a tenor of five years, carries an interest rate of LIBOR plus a margin of 170 basis points and has an amortization profile of 20 years commencing on the delivery date from the yard. The facility includes a sustainability margin adjustment linked to the fleet sustainability score. In August 2022, the Company drew down $65.0 million to partially finance the delivery of the 2022 built VLCC Front Tana. The facility is fully drawn down as of December 31, 2022.

$65.0 million term loan facility (KFW)
In December 2021, the Company entered into a senior secured term loan facility in an amount of up to $65.0 million from KFW to partially finance the acquisition of one of the six resale VLCC newbuilding contracts. The facility has a tenor of 5 years, carries an interest rate of LIBOR plus a margin of 170 basis points and has an amortization profile of 20 years commencing on the delivery date from the yard. The facility is fully undrawn as of December 31, 2022. In January 2023, the Company took delivery of the VLCC newbuilding, Front Tyne, from HHI and drew down $65.0 million under this facility to partially finance the delivery.
Frontline Plc – Annual Report and Financial Statements 2022

$65.0 million term loan facility (Crédit Agricole)
In December 2021, the Company entered into a senior secured term loan facility in an amount of up to $65.0 million from Crédit Agricole to partially finance the acquisition of one of the six resale VLCC newbuilding contracts. The facility has a tenor of 5 years, carries an interest rate of LIBOR plus a margin of 170 basis points and has an amortization profile of 18 years commencing on the delivery date from the yard. The facility is fully undrawn as of December 31, 2022. In January 2023, the Company took delivery of the VLCC newbuilding, Front Orkla, from HHI and drew down $65.0 million under this facility to partially finance the delivery.

$275.0 million revolving credit facility
In June 2016, the Company signed a $275.0 million senior unsecured facility agreement with an affiliate of Hemen, the Company’s largest shareholder. The original facility carried an interest rate of 6.25% and was available to the Company for a period of 18 months from the first utilization date and was repayable in full on the 18 months anniversary of the first utilization date. There were no scheduled loan repayments before this date. The facility does not include any financial covenants.

As of January 1, 2021, the Company had an outstanding balance of $60.0 million and up to $215.0 million remained available and undrawn under this facility. The balance outstanding was included in short-term debt as of January 1, 2021.

In February 2021, the Company extended the terms of the facility by 12 months to May 2022. In November 2021, the Company extended the terms of the facility by 12 months to May 2023. In the year ended December 31, 2021, the Company drew down $149.7 million under the facility to finance installments for the six VLCCs under construction, the deposits on two 2019 built VLCCs and for general corporate purposes. As of December 31, 2021, $65.3 million remained available and undrawn under this facility. The balance outstanding of $209.7 million was included in long-term debt as of December 31, 2021.

In November 2022, the Company extended the facility by 12 months to May 2024 at an interest rate of 8.50% and otherwise on same terms. The balance outstanding of $209.7 million is included in long-term debt as of December 31, 2022.

Secured borrowings
As of January 1, 2021, the Company had entered into a forward contract to repurchase the 1.3 million shares of Golden Ocean in March 2021 for $6.2 million, with the shares recorded in marketable securities and a liability recorded as of January 1, 2021 within short-term debt for $6.3 million, after adjusting for the effect of foreign exchange. The Company was required to post collateral of 20% of the total repurchase price for the duration of the agreement which was held in restricted cash as of January 1, 2021. In the year ended December 31, 2021, the Company sold the Golden Ocean shares previously held as marketable securities.

Debt restrictions
The Company’s loan agreements contain loan-to-value clauses, which could require the Company to post additional collateral or prepay a portion of the outstanding borrowings should the value of the vessels securing borrowings under each of such agreements decrease below required levels. In addition, the loan agreements contain certain financial covenants, including the requirement to maintain a certain level of free cash, positive working capital and a value adjusted equity covenant. Restricted cash does not include cash balances $54.4 million (2021: $67.0 million, 2020: $103.5 million), which represents 50% (2021: 64%, 2020: 100%) of the cash required to be maintained by the financial covenants in our loan agreements. The Company is permitted to satisfy up to 50% of the cash requirements by maintaining a committed undrawn credit facility with a remaining availability of greater than 12 months.

Failure to comply with any of the covenants in the loan agreements could result in a default, which would permit the lender to accelerate the maturity of the debt and to foreclose upon any collateral securing the debt. Under those circumstances, the Company might not have sufficient funds or other resources to satisfy its obligations. The Company was in compliance with all of the financial covenants contained in the Company’s loan agreements as of December 31, 2022 and 2021.

Assets pledged
(in thousands of $)	December 31, 2022	December 31, 2021	January 1, 2021
Vessels	3,650,325	3,466,782	3,300,176

Debt issuance costs
Frontline Plc – Annual Report and Financial Statements 2022

(in thousands of $)	December 31, 2022	December 31, 2021	January 1, 2021
Debt issuance costs	(46,039)	(41,691)	(31,129)
Accumulated amortization	22,926	17,373	10,953
	(23,113)	(24,318)	(20,176)

The Company paid $4.3 million of debt issuance costs in the year ended December 31, 2022 (2021: $8.1 million).

19.          LEASES

At December 31, 2021, the Company leased in two vessels from SFL on time charters that were classified as leases, the 2004-built VLCCs Front Force and Front Energy. In April 2022, the Company announced that its subsidiary Frontline Shipping Limited had agreed with SFL to terminate the long-term charters for these vessels upon the sale and delivery of the vessels by SFL to an unrelated third party.

As of January 1, 2021, the Company leased in two vessels from a third party on time charters that were classified as leases  which were terminated in the year end December 31, 2021 when the vessels were redelivered to the owners.

The Company is also committed to make rental payments under leases for office premises. Certain of these leases include variable lease elements linked to inflation indexes. Such variable payments have been estimated at the time of recognition on the index at that time and are included in the minimum lease payments.

Rental expense

The future minimum lease payments under the Company’s leases as at December 31, 2022 are as follows:
(in thousands of $)
2023	1,103
2024	1,206
2025	1,237
Total minimum lease payments	3,546
Less: Imputed interest	(150)
Present value of obligations under leases	3,396

The future minimum lease payments under the Company’s leases as at December 31, 2021 are as follows:
(in thousands of $)
2022	12,235
2023	12,753
2024	12,054
2025	12,810
2026	11,705
Thereafter	1,641
Total minimum lease payments	63,198
Less: Imputed interest	(10,496)
Present value of obligations under leases	52,702

Total cash outflows for leases was $2.9 million and $11.8 million for the years ended December 31, 2022 and 2021, respectively. Expense for office leases was $0.9 million and $1.5 million for the years ended December 31, 2022 and 2021, respectively. The Company incurred lease expenses of $2.2 million (2021: $8.6 million) in relation to the leased-in vessels, Front Energy and Front Force. The Company incurred lease expenses of nil (2021: $2.7 million) in relation to two vessels leased in from a third party on time charters that were classified as leases. Interest expense incurred in relation to the leased-in vessels is disclosed in Note 7. The weighted-average discount rate based on the Company’s incremental borrowing rate, or IBR,
Frontline Plc – Annual Report and Financial Statements 2022

in relation to the leases was 2.7% (2021: 7.1%) for the year ended December 31, 2022 and the weighted-average remaining lease term was three years (2021: five years) as of December 31, 2022.

Rental income
Two LR2 tankers were on fixed rate time charters as of December 31, 2022. One LR2 tanker and two VLCCs were on fixed rate time charters as of January 1, 2021, the terms of which all ended in the year ended December 31, 2021. In addition, the Company agreed to charter-out five Suezmax tankers to an unrelated third party, for a period of 3 years commencing in August 2019, at a daily base rate of $28,400 plus 50% profit share. The terms for the five Suezmax tankers ended in the year ended December 31, 2022. The minimum future revenues to be received under fixed rate contracts as of December 31, 2022 are as follows:
(in thousands of $)
2023	24,090
2024	24,156
2025	15,954
Total minimum lease payments	64,200

The minimum future revenues to be received under fixed rate contracts as of December 31, 2021 were as follows:
(in thousands of $)
2022	28,968
Total minimum lease payments	28,968

Profit share to be earned under our chartering arrangements has been excluded from the minimum future revenues above. Our revenues from these leases have been included within time charter revenues in the Consolidated Statement of Profit or Loss, which solely relates to leasing revenues.

The two LR2 tankers on fixed rate time charters as of December 31, 2022 have an option for a 1 year extension.

The cost and accumulated depreciation of vessels leased to third parties under time charters as of December 31, 2022 were $100.1 million and $3.9 million, respectively (December 31, 2021: $328.0 million and $21.0 million, respectively, January 1, 2021:  $509.5 million and $49.4 million, respectively).

In the year ended December 31, 2022, the Company recognized profit share income of $7.0 million in relation to five time charters (2021: nil), within Revenues in the Consolidated Statements of Profit or Loss.

For further details on the Company’s right-of-use assets see note 14.

Frontline Plc – Annual Report and Financial Statements 2022

20.          FINANCIAL INSTRUMENTS - FAIR VALUES AND RISK MANAGEMENT

Accounting classifications and fair values

The following tables show the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy.
	December 31, 2022		December 31, 2021		January 1, 2021
(in thousands of $)	Carrying Value	Fair Value	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets measured at fair value through profit or loss
Derivative instruments receivable - non-current	53,993	53,993	9,675	9,675	—	—
Marketable securities	236,281	236,281	2,435	2,435	8,474	8,474
Financial assets not measured at fair value
Cash and cash equivalents	254,525	254,525	113,073	113,073	174,721	174,721
Restricted cash	—	—	—	—	14,928	14,928
Receivables	139,467	139,467	73,532	73,532	63,924	63,924
Loan notes receivable	1,388	1,388	1,388	1,388	1,388	1,388
Financial liabilities measured at fair value
Derivative instruments payable - non current	—	—	5,673	5,673	19,261	19,261
Financial liabilities not measured at fair value
Trade and other payables	81,533	81,533	43,364	43,364	55,002	55,002
Floating rate debt	2,201,543	2,201,543	2,138,009	2,138,009	2,097,110	2,097,110
Fixed rate debt	211,884	212,203	211,884	206,552	66,876	65,348

(in thousands of $)	Dec 31, 2022 Fair Value	Level 1	Level 2	Level 3
Financial assets measured at fair value through profit or loss
Derivative instruments receivable - non-current	53,993	—	53,993	—
Marketable securities	236,281	236,281	—	—
Financial assets not measured at fair value
Cash and cash equivalents	254,525	254,525	—	—
Loan notes receivable	1,388	—	1,388	—
Financial liabilities not measured at fair value
Floating rate debt	2,201,543	—	2,201,543	—
Fixed rate debt	212,203	—	—	212,203

Frontline Plc – Annual Report and Financial Statements 2022

(in thousands of $)	Dec 31, 2021 Fair Value	Level 1	Level 2	Level 3
Financial assets measured at fair value through profit or loss
Derivative instruments receivable - non-current	9,675	—	9,675	—
Marketable securities	2,435	2,435	—	—
Financial assets not measured at fair value
Cash and cash equivalents	113,073	113,073	—	—
Loan notes receivable	1,388	—	1,388	—
Financial liabilities measured at fair value
Derivative instruments payable - non current	5,673	—	5,673	—
Financial liabilities not measured at fair value
Floating rate debt	2,138,009	—	2,138,009	—
Fixed rate debt	206,552	—	—	206,552

(in thousands of $)	Jan 1, 2021 Fair Value	Level 1	Level 2	Level 3
Financial assets measured at fair value through profit or loss
Marketable securities	8,474	8,474	—	—
Financial assets not measured at fair value
Cash and cash equivalents	174,721	174,721	—	—
Restricted cash	14,928	14,928	—	—
Loan notes receivable	1,388	—	1,388	—
Financial liabilities measured at fair value
Derivative instruments payable - non current	19,261	—	19,261	—
Financial liabilities not measured at fair value
Floating rate debt	2,097,110	—	2,097,110	—
Fixed rate debt	65,348	—	6,251	59,097

Measurement of fair values

Valuation techniques and significant unobservable inputs

The following tables show the valuation techniques used in measuring Level 1, Level 2 and Level 3 fair values, as well as the significant unobservable inputs that were used.
Financial instruments measured at fair value
Type	Valuation Techniques	Significant unobservable inputs
Interest rate swaps	Fair value was determined based on the market value.	Not applicable.
Marketable securities	Fair value was determined based on the actual trading of the securities.	Not applicable.

Financial instruments not measured at fair value
Type	Valuation Techniques	Significant unobservable inputs
Floating rate debt	Discounted cash flow.	Not applicable.
Fixed rate debt	Discounted cash flow.	Discount rate.

Assets Measured at Fair Value on a Recurring Basis
Frontline Plc – Annual Report and Financial Statements 2022

The fair value (level 2) of interest rate swaps is the present value of the estimated future cash flows that the Company would receive or pay to terminate the agreements at the statement of financial position date, taking into account, as applicable, fixed interest rates on interest rate swaps, current interest rates, forward rate curves and the credit worthiness of both the Company and the derivative counterparty.

Marketable securities are listed equity securities for which the fair value as of the statement of financial position date is the aggregate market value based on quoted market prices (level 1).

Transfers between Level 1, 2 and 3

There were no transfers between these levels in 2022 and 2021.

Financial risk management

In the course of its normal business, the Company is exposed to the following risks:

•	Credit risk
•	Liquidity risk
•	Market risk (interest rate risk, foreign currency risk, and price risk)

The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework.

Credit risk

Trade and other receivables
At the balance sheet date all trade and other receivables were with (i) state-owned enterprises, (ii) oil majors, (iii) commodities traders and (iv) related parties. Based on past experience, there was only a small impact on doubtful amounts at year-end. Based on individual analyses, provisions for doubtful debtors were not material for the years ended December 31, 2022 and 2021. In addition, no customers individually accounted for 10% or more of total revenue in 2022 and 2021 (see Note 4). The maximum exposure to credit risk is represented by the carrying amount of each financial asset.

Past due amounts are not credit impaired as collection is still considered to be likely and management is confident the outstanding amounts can be recovered. Amounts not past due are also with customers with high credit worthiness and are therefore not credit impaired.

Loan note receivables
Loan note receivables consist of the $1.4 million loan to TFG Marine (see Note 16). As at December 31, 2022 and December 31, 2021, this loan had no maturity date, and was not credit impaired as there is no credit risk exposure for the Company.

Cash and cash equivalents
The Company held cash and cash equivalents of $254.5 million at December 31, 2022 (2021: $113.1 million, 2020: $174.7 million). The cash and cash equivalents are held with Skandinaviska Enskilda Banken, or SEB, HSBC, Royal Bank of Scotland, DNB Bank ASA and Nordea Bank Norge, or Nordea, Crédit Agricole, Credit Suisse AG, Standard Chartered Bank Singapore, and Citibank N.A. The Company’s concentration of credit risk with respect to cash and cash equivalents is not considered significant as substantially all of the amounts are carried with a diversified portfolio of banks and financial institution counterparties.

Restricted cash
Our interest rate swaps can require us to post cash as collateral based on their fair value which is classified as restricted cash. As of December 31, 2022 and 2021, no cash was posted as collateral in relation to our interest rate swaps and secured borrowings (January 1, 2021: $13.4 million).

Derivatives
The Company is exposed to the risk of credit loss in the event of non-performance by the counterparty to the interest rate swap agreements. Interest rate swap agreements are entered into with banks and financial institution counterparties, which are rated AA-, based on rating agency S&P.

Liquidity risk
Frontline Plc – Annual Report and Financial Statements 2022

Liquidity risk is the risk that the Company will not be able to meet its financial obligations if they fall due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due. The Company has entered into several loan facilities whose maturities are spread over different years (see Note 18).

The following are the remaining contractual maturities of financial liabilities:
		Contractual cash flows at December 31, 2022
(in thousands of $)	Carrying Value	Total	Less than 1 year	Between 1 and 5 years	More than 5 years
Non derivative financial liabilities
Floating rate debt	2,178,430	2,201,543	275,670	1,555,143	370,730
Fixed rate debt	211,884	211,884	2,184	209,700	—
Obligations under leases	3,396	3,396	1,024	2,372	—
Trade and other payables	81,533	81,533	81,533	—	—

		Contractual cash flows at December 31, 2021
(in thousands of $)	Carrying Value	Total	Less than 1 year	Between 1 and 5 years	More than 5 years
Non derivative financial liabilities
Floating rate debt	2,113,691	2,138,009	196,481	1,279,839	661,689
Fixed rate debt	211,884	211,884	2,184	209,700	—
Obligations under leases	52,702	52,702	8,723	42,362	1,617
Trade and other payables	43,364	43,364	43,364	—	—

Derivative financial liabilities
Interest rate swaps	5,673	5,673	—	5,673	—

		Contractual cash flows at January 1, 2021
(in thousands of $)	Carrying Value	Total	Less than 1 year	Between 1 and 5 years	More than 5 years
Non derivative financial liabilities
Floating rate debt	2,076,935	2,097,111	168,011	1,294,494	634,606
Fixed rate debt	66,876	66,876	66,876	—	—
Obligations under leases	65,002	65,002	12,358	39,949	12,695
Trade and other payables	55,002	55,002	55,002	—	—

Derivative financial liabilities
Interest rate swaps	19,261	19,261	—	2,991	16,270

The Company has secured bank loans that contain loan covenants. A future breach of covenant may require the Company to repay the loan earlier than indicated in the above table. For more details on these covenants, see Note 18. Fixed and floating rate debt include expected payments of accrued interest as at the reporting date. It is not expected that the cash flows included in the table above (the maturity analysis) could occur significantly earlier, or at significantly different amounts than stated above.

Market risk

Interest rate risk
The Company is exposed to the impact of interest rate changes primarily through its floating-rate borrowings that require the Company to make interest payments based on SOFR and LIBOR. Significant increases in interest rates could adversely affect
Frontline Plc – Annual Report and Financial Statements 2022

operating margins, results of operations and ability to service debt. The Company uses interest rate swaps to reduce its exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with its floating-rate debt. On December 31, 2022 the Company had interest rate swaps in place and approximately 25% (2021: 26%) of the floating interest rates were switched to fixed rate.

Managing interest rate benchmark reform and associated risks
A fundamental reform of major interest rate benchmarks is being undertaken globally, including the replacement of some interbank offered rates (IBORs) with alternative nearly risk-free rates (RFR) (referred to as ‘IBOR reform’). The Company has transitioned certain of its financial instruments to RFR (see Note 18) and has exposures to IBORs on its remaining financial instruments that will be replaced or reformed as part of these market-wide initiatives. The Company anticipates that IBOR reform will not materially impact its risk management strategy.

Cash flow sensitivity analysis for variable rate instruments
As of December 31, 2022, the Company’s outstanding debt which was at variable interest rates, net of the amount subject to interest rate swap agreements, was $1,634.2 million. Based on this, a one percentage point increase in annual LIBOR and SOFR interest rates would increase its annual interest expense by approximately $16.3 million, excluding the effects of capitalization of interest.

Interest rate swap agreements
In February 2016, the Company entered into an interest rate swap with DNB whereby the floating interest on notional debt of $150.0 million was switched to fixed rate. The contract had a forward start date of February 2019.

In the year ended December 31, 2020, the Company entered into three interest rate swaps with DNB whereby the floating interest rate on notional debt totaling $250.0 million was switched to a fixed rate.

In the year ended December 31, 2020, the Company entered into two interest rate swaps with Nordea Bank whereby the floating interest rate on notional debt totaling $150.0 million was switched to a fixed rate.

The reference rate for our interest rate swaps is LIBOR.

The aggregate fair value of these swaps at December 31, 2022 was an asset of $54.0 million (December 31, 2021: $9.7 million, January 1, 2021: nil ) and a liability of nil (December 31, 2021: $5.7 million, January 1, 2021: $19.3 million). The fair value (Level 2) of the Company’s interest rate swap agreements is the estimated amount that the Company would receive or pay to terminate the agreements at the reporting date, taking into account, as applicable, fixed interest rates on interest rate swaps, current interest rates, forward rate curves and the current credit worthiness of both the Company and the derivative counterparty. The estimated fair value is the present value of future cash flows. In the year ended December 31, 2022, the Company recorded a gain on these interest rate swaps of $53.6 million (2021: gain of $17.5 million).

The interest rate swaps are not designated as hedges and are summarized as of December 31, 2022 as follows:
Notional Amount	Inception Date	Maturity Date	Fixed Interest Rate
($000s)
150,000	February 2019	February 2026	2.1970%
100,000	March 2020	March 2027	0.9750%
50,000	March 2020	March 2027	0.6000%
100,000	March 2020	March 2025	0.9000%
100,000	April 2020	April 2027	0.5970%
50,000	April 2020	April 2025	0.5000%
550,000

Foreign currency risk
The majority of the Company’s transactions, assets and liabilities are denominated in U.S. dollars, its functional currency. Certain of its subsidiaries report in British pounds, Norwegian kroner or Singapore dollars and risks of two kinds arise as a result: a transaction risk, that is, the risk that currency fluctuations will have an effect on the value of cash flows; and a translation risk, which is the impact of currency fluctuations in the translation of foreign operations and foreign assets and liabilities into U.S. dollars in the consolidated financial statements.
Frontline Plc – Annual Report and Financial Statements 2022

Price risk
Our exposure to equity securities price risk arises from marketable securities held by the Company which are listed equity securities and are carried at FVTPL unless the election to present subsequent changes in the investment’s fair value in OCI is made. See Note 10 for further details.

Capital management

We operate in a capital intensive industry and have historically financed our purchase of tankers and other capital expenditures through a combination of cash generated from operations, equity capital and borrowings from commercial banks. Our ability to generate adequate cash flows on a short and medium term basis depends substantially on the trading performance of our vessels in the market. Our funding and treasury activities are conducted within corporate policies to increase investment returns while maintaining appropriate liquidity for our requirements.

The Company’s objectives when managing capital are to:
•	safeguard our ability to continue as a going concern, so that we can continue to provide returns for shareholders and benefits for other stakeholders, and
•	maintain an optimal capital structure to reduce the cost of capital.

The Company’s loan agreements contain loan-to-value clauses, which could require the Company to post additional collateral or prepay a portion of the outstanding borrowings should the value of the vessels securing borrowings under each of such agreements decrease below required levels. In addition, the loan agreements contain certain financial covenants, including the requirement to maintain a certain level of free cash, positive working capital and a value adjusted equity covenant. Failure to comply with any of the covenants in the loan agreements could result in a default, which would permit the lender to accelerate the maturity of the debt and to foreclose upon any collateral securing the debt.

21.          SHARE CAPITAL

Authorized capitalization

The authorized share capital of the Company as of December 31, 2022 is $600,000,000 (2021: $500,000,000) divided into 600,000,000 shares (2021: 500,000,000) of $1.00 par value each, of which 222,622,889 shares (December 31, 2021: 203,530,979 shares and January 1, 2021: 197,692,321 shares) of $1.00 par value each are in issue and fully paid.

ATM program

In June 2020, the Company entered into an equity distribution agreement with Morgan Stanley & Co. LLC for the offer and sale of up to $100.0 million of ordinary shares of the Company through an at-the-market offering program (the “ATM program”). In the year ended December 31, 2021, the Company issued 5,499,658 shares for combined gross proceeds of $51.2 million.

Share options

In the year ended December 31, 2021, the Company issued 339,000 ordinary shares under its share option scheme at a strike price of $5.70 per share. The shares were issued to John Fredriksen (198,000 shares), Inger M. Klemp (120,000 shares), and Ola Lorentzon (21,000 shares).

Euronav share acquisition

On May 28, 2022, the Company announced that it agreed to acquire in privately negotiated share exchange transactions with certain shareholders of Euronav a total of 5,955,705 shares in Euronav, representing 2.95% of the outstanding shares in Euronav as of this date, in exchange for a total of 8,337,986 ordinary shares of Frontline. Frontline received the $0.06 dividend that was paid on June 8, 2022 by Euronav in respect of these 5,955,705 shares.

On June 10, 2022, the Company announced that it agreed to acquire in privately negotiated transactions with certain shareholders of Euronav a total of 7,708,908 shares in Euronav, representing 3.82% of the outstanding shares in Euronav as of this date, in exchange for a total of 10,753,924 shares in Frontline.
Frontline Plc – Annual Report and Financial Statements 2022

As of December 31, 2022, the Company had acquired 13,664,613 shares in Euronav as a result of the above transactions. The transaction price paid to acquire these shares was $175.5 million, which was the fair value of the shares acquired as of the transaction dates.

In connection with the above-referenced privately negotiated share exchange transactions, Frontline entered into a share lending arrangement with Hemen to facilitate settlement of such transactions. Pursuant to such arrangement Hemen delivered an aggregate of 19,091,910 Frontline shares to the exchanging Euronav holders in June 2022 and Frontline agreed to issue to Hemen the same number of Frontline shares in full satisfaction of the share lending arrangement. This share issuance to Hemen was completed in August 2022.

The following table summarizes the movement in the number of shares outstanding during the years ended December 31, 2022 and December 31, 2021:
Outstanding shares at January 1, 2021	197,692,321
Shares issued under ATM program	5,499,658
Shares issued on exercise of options	339,000
Outstanding shares at December 31, 2021	203,530,979
Shares issued in connection with Euronav share acquisition	19,091,910
Outstanding shares at December 31, 2022	222,622,889

22.          SHARE OPTIONS

The Company’s share option scheme, or Frontline Scheme, permits the Board of Directors, at its discretion, to grant options to acquire shares in the Company to employees and directors of the Company or its subsidiaries. The subscription price for all options granted under the scheme is reduced by the amount of all dividends declared by the Company in the period from the date of grant until the date the option is exercised, provided the subscription price is never reduced below the par value of the share. The vesting periods of options granted under the Frontline Scheme will be specific to each grant. There is no maximum number of shares authorized for awards of equity share options and authorized, unissued or treasury shares of the Company may be used to satisfy exercised options.

In July 2016, the Company granted 1,170,000 share options, with an exercise price of $8.00 per share, to directors and officers in accordance with the terms of the Frontline Scheme. One third of the options vested over one year, one third vested over two years and one third vested over three years. The options had a five year term which expired in July 2021.

In November 2018, the Company granted 180,000 share options, with an exercise price of $7.40 per share, to employees in accordance with the terms of the Frontline Scheme. All options vested in July 2019. The options had a thirty-three month term which expired in July 2021.

In December 2021, the Board of Directors approved the grant of 1,280,000 synthetic options to employees and board members according to the rules of the Company’s synthetic option scheme approved on December 7, 2021. The synthetic options  have a five year term expiring in December 2026. The vesting period is 12 months for the first 27.5% of options, 24 months for the next 27.5% of options and 36 months for the final 45% of options. The synthetic options will be settled in cash based on the difference between the market price of the Company’s shares and the exercise price on the date of exercise, and as such, have been classified as a liability.

The fair value of the granted option awards was estimated on the date of grant using a Black-Scholes option valuation model with the following assumptions:
	July 2016	November 2018	December 2021
Risk free interest rate	0.69%	2.78%	1.04%
Expected life (years)	3.5	1.6	3.4
Expected volatility	79.80%	38.24%	58.42%
Expected dividend yield	0.00%	0.00%	0.00%

Frontline Plc – Annual Report and Financial Statements 2022

The risk-free interest rate was estimated using the interest rate on three year U.S. treasury zero coupon issues for the options granted in July 2016 and December 2021 and on prorated one to two and year U.S. treasury zero coupon issues for the options granted in November 2018. The volatility was estimated using historical share price data. The dividend yield was estimated at 0% as the exercise price is reduced by all dividends declared by the Company from the date of grant to the exercise date. It was assumed that all of the options granted in July 2016, November 2018 and December 2021 will vest.

Exercises and forfeitures of July 2016 and November 2018 grants
The initial exercise price for the options granted in July 2016 and November 2018 was reduced by the amount of dividends paid after the date of grants. As of December 31, 2022 and 2021 1,350,000 of these options had vested. As of December 31, 2022 and 2021 43,000 of these options had been forfeited. In the year ended December 31, 2022, no options were exercised. In the year ended December 31, 2021, 339,000 options were exercised and the Company issued 339,000 shares for proceeds of $1.9 million. In the year ended December 31, 2021, 130,000 options were exercised and settled for a cash payment of $0.3 million. As of December 31, 2022 and 2021, no options remained exercisable. As of December 31, 2022 and 2021, there was no unrecognized stock compensation expense related to non-vested options. No stock compensation expense was recognized in the years ended December 31, 2022 and 2021.

The weighted average grant-date fair value of the options granted in 2016 was $4.06 per share and $1.53 per share for the options granted in 2018.

Exercises and forfeitures of December 2021 grant
The initial exercise price for the synthetic options granted in December 2021 was reduced by the amount of dividends paid after the date of grant. As of December 31, 2022, 330,000 of these options had vested. As of December 31, 2022, 80,000 options had been forfeited and no options were exercised. As of December 31, 2022, 330,000 options remained exercisable. The subsequent remeasurement of fair value of the synthetic options resulted in an expense of $4.7 million (2021: $0.2 million) for the year ended December 31, 2022.

As of December 31, 2022, the weighted average exercise price of these options was $7.64 and the Company’s share price was $12.14.

The weighted average fair value of the options granted in 2021 was $6.54 per share. The synthetic options had a fair value of $8.4 million (2021: $3.3 million) as of December 31, 2022 and the Company recorded a liability of $4.9 million (2021: $0.2 million) as of December 31, 2022 in the Consolidated Statements of Financial Position. The intrinsic value of liabilities which had vested as of December 31, 2022 was $1.7 million (2021: nil).

23.          RELATED PARTY TRANSACTIONS AND AFFILIATED COMPANIES

We transact business with the following related parties and affiliated companies, being companies in which Hemen and companies associated with Hemen have significant influence or control: SFL, Seatankers Management Norway AS, Seatankers Management Co. Ltd, Golden Ocean, Alta Trading UK Limited, Archer Limited, Flex LNG Ltd, Avance Gas and Front Ocean Management AS. We also own interests in TFG Marine and Clean Marine AS (through our interest in FMS Holdco) which are accounted for as equity method investments.

SFL Transactions

SFL was the counterparty to the leases for the 2004-built VLCCs, Front Force and Front Energy, which the Company held as Right-of-use assets at December 31, 2021. In April 2022, the Company announced that its subsidiary Frontline Shipping Limited had agreed with SFL to terminate the long-term charters for these vessels upon the sale and delivery of the vessels by SFL to an unrelated third party. The Company agreed to a total compensation payment to SFL of $4.5 million for the termination of the charters. The charters terminated and the vessels were delivered to the new owners in April 2022. The Company recorded a loss on termination of $0.4 million in the year ended December 31, 2022.

Furthermore, Frontline Shipping Limited (“FSL”), a wholly owned subsidiary of the Company and the chartering counterparty with SFL had agreed to certain dividend restrictions. In order to make or pay any dividend or other distribution to the Company, FSL shall demonstrate a cash buffer of $2.0 million per vessel both prior to and following such payment, and following payment of the next monthly hire due plus any profit share accrued under the agreement. As of December 31, 2022 the cash held by Frontline Shipping Limited, with respect to the leases was nil (2021: $2.0 million, January 1, 2021: $15.6 million), and these amounts were included in “Cash and cash equivalents”.
Frontline Plc – Annual Report and Financial Statements 2022

A summary of leasing transactions with SFL in the years ended December 31, 2022 and 2021 are as follows;
(in thousands of $)	2022	2021
Charter hire paid (principal and interest)	1,980	7,830
Lease termination (receipts) payments	4,456	—
Lease interest expense	937	3,895
Contingent rental income	(623)	(3,606)
Remaining lease obligation	—	48,466

Contingent rental income recorded in 2022 was primarily due to the fact that the profit share expense accrued in the lease obligation payable when the leases were recorded at fair value at the time of Frontline’s merger with Frontline 2012 Ltd. was $0.6 million higher than the actual profit share expense payable to SFL, as no profit share was payable for the period. The Company recorded contingent rental income of $3.6 million in 2021 primarily due to the fact that the actual profit share expense payable of $0.3 million was $3.6 million less than the amount accrued in the lease obligation payable when the leases were recorded at fair value at the time of the merger between the Company and Frontline 2012 Ltd.

In January 2014, the Company commenced a pooling arrangement with SFL, between two of its Suezmax tankers Front Odin and Front Njord and two SFL vessels Glorycrown and Everbright. In the year ended December 31, 2022, the Company recognized a loss of $0.1 million (2021: $0.3 million gain) in relation to the pooling arrangement which is payable from SFL.

In November 2021, the Company announced that it had entered into an agreement to sell four of its scrubber fitted LR2 tankers for an aggregate sale price of $160.0 million to SFL Tanker Holding Ltd., a company related to Hemen, its largest shareholder. Two vessels were delivered to the new owners in December 2021 and the remaining two vessels were delivered to the new owners in January 2022. After repayment of debt on the vessels, the transaction generated total net cash proceeds of $68.6 million, with net cash proceeds of $35.1 million recorded in the year ended December 31, 2022. The company recorded a gain on sale in relation to the first two vessels of $3.2 million in the year ended December 31, 2021 and a gain of $4.6 million in the year ended December 31, 2022.

Transactions with associated companies

In September 2022, the Company increased its investment in Clean Marine AS through FMS Holdco by $1.5 million. FMS Holdco entered into a sale and purchase agreement with Clue AS for the purchase of Clue’s equity share interests in Clean Marine Pte. Ltd. Following the transaction, Frontline owns an effective 43.60% interest in Clean Marine AS which is accounted for under the equity method. As at December 31, 2022, the value of investment in Clean Marine AS was $1.5 million (2021: $0.6 million). In the year ended December 31, 2022, a share of losses of Clean Marine AS of $0.6 million (2021: $nil) was recognized.

The Company accounts for its 15% of the share capital of TFG Marine under the equity method. In the year ended December 31, 2022, a share of profits of TFG Marine of $14.8 million (2021: $0.7 million losses) was recognized. As a result of the losses up to December 31, 2021, the Company advanced a shareholder loan of $1.5 million to TFG Marine in 2021. The Company subsequently converted $0.1 million of the shareholder loan to equity. The Company has also entered into a bunker supply arrangement with TFG Marine, under which it has paid $434.4 million (2021: $240.5 million) to TFG Marine in the year ended December 31, 2022 and $14.8 million (2021: $20.6 million and January 1, 2021: $5.4 million) remains due as of December 31, 2022. The Company has also agreed to provide a $60.0 million guarantee in respect of the performance of its subsidiaries, and two subsidiaries of an affiliate of Hemen, under a bunker supply arrangement with TFG Marine. As of December 31, 2022 and 2021, there are no amounts payable under this guarantee. In addition, should TFG Marine be required to provide a parent company guarantee to its bunker suppliers or finance providers then for any guarantee that is provided by the Trafigura Group and becomes payable, the Company shall pay a pro-rata amount based on its share of the equity in TFG Marine. The maximum liability under this guarantee is $6.0 million and there are no amounts payable under this guarantee as of December 31, 2022 and 2021.

Transactions with other affiliates of Hemen

In June 2016, the Company signed a $275.0 million senior unsecured facility agreement with an affiliate of Hemen, the Company’s largest shareholder. As of January 1, 2021, up to $215.0 million remained available and undrawn. In November 2021, the Company extended the terms of the facility by 12 months to May 2023. In the year ended December 31, 2021, the
Frontline Plc – Annual Report and Financial Statements 2022

Company drew down $149.7 million under the facility to finance installments for the six VLCCs under construction, the deposits on two 2019 built VLCCs and for general corporate purposes. In November 2022, the Company extended the terms of the facility by 12 months to May 2024 at an interest rate of 8.50% and otherwise on same terms. As of December 31, 2022, $209.7 million (2021: $209.7 million) drawn from this facility has been recorded as long-term debt. In the year ended December 31, 2022, the Company recognized interest expense of $13.3 million (2021: $8.2 million).

In the year ended December 31, 2022, the Company chartered two (2021: five) of its vessels to an affiliate of Hemen. The charters had terms of less than 6 months. The Company recognized revenue of $5.6 million (2021: $2.9 million) in relation to these charters in the year ended December 31, 2022.

Summary

A summary of income (expenses) from related party transactions for the years ended December 31, 2022 and 2021 are as follows:
(in thousands of $)	2022	2021
Seatankers Management Co. Ltd	866	1,810
SFL	3,751	2,555
Golden Ocean	3,061	3,912
Seatankers Management Norway AS	(516)	(461)
Alta Trading UK Limited	5,617	2,942
Seadrill Limited	—	277
Archer Limited	—	143
Flex LNG Ltd	1,242	1,637
Avance Gas	2,191	2,404
TFG Marine	627	786
Front Ocean Management	(1,966)	(252)
Other related parties	9	208

Amounts earned from other related parties comprise office rental income, technical and commercial management fees, newbuilding supervision fees, freights, administrative services and interest income. Amounts paid to related parties comprise primarily rental for office space, support staff costs, corporate administration and guarantee fees.

Related party balances

A summary of balances due from related parties at December 31, 2022 and 2021 and January 1, 2021 is as follows:
(in thousands of $)	December 31, 2022	December 31, 2021	January 1, 2021
SFL	3,505	3,886	4,835
Seatankers Management Co. Ltd	1,368	1,546	3,578
Archer Limited	—	30	88
Golden Ocean	6,964	3,376	2,336
Seadrill Limited	—	625	25
Alta Trading UK Limited	60	280	1,263
Flex LNG Ltd	303	425	366
TFG Marine	28	199	16
Avance Gas	695	737	540
Front Ocean Management	473	402	—
Other related parties	89	170	208
	13,485	11,676	13,255

A summary of balances due to related parties at December 31, 2022, 2021 and January 1, 2021 is as follows:
Frontline Plc – Annual Report and Financial Statements 2022

(in thousands of $)	December 31, 2022	December 31, 2021	January 1, 2021
SFL	6,702	6,878	8,978
Seatankers Management Co. Ltd	351	2,226	3,147
Golden Ocean	8,470	6,016	2,040
Flex LNG Ltd	158	191	143
TFG Marine	14,831	20,605	5,369
Front Ocean Management	286	—	—
Avance Gas	450	334	176
	31,248	36,250	19,853

Transactions with key management personnel

The total amount of the remuneration earned by all directors and key management personnel for their services as follows:
(in thousands of $)	2022	2021
Total remuneration	3,767	784
of which:
Paid in capacity as directors	1,678	377
Other remuneration	2,089	407

The Directors annually review the remuneration of the members of key management personnel. Directors’ fees are approved annually at the AGM. No pensions were paid to directors or past directors. No compensation was paid to directors or past directors in respect of loss of office. Total remuneration consists of a fixed and a variable component and can be summarized as follows:
(in thousands of $)	2022	2021
Total fixed remuneration	863	689
of which:
Cost of pension	22	24
Total variable remuneration	2,904	96
of which:
Share based payments	2,679	96

In July 2021, the Company issued 339,000 ordinary shares under its share option scheme at a strike price of $5.70 per share. The shares were issued to John Fredriksen (198,000 shares), Inger M. Klemp (120,000 shares), and Ola Lorentzon (21,000 shares).

In December 2021, the Board of Directors approved the grant of 1,280,000 synthetic options to employees and board members according to the rules of the Company’s synthetic option scheme approved on December 7, 2021. The synthetic options  have a five year term expiring in December 2026. The vesting period is 12 months for the first 27.5% of options, 24 months for the next 27.5% of options and 36 months for the final 45% of options. The synthetic options will be settled in cash based on the difference between the market price of the Company’s shares and the exercise price on the date of exercise, and as such, have been classified as a liability.

See Note 5, Note 10, Note 16, Note 18,  Note 24 and Note 26 for details regarding other related party transactions and balances.

24.          COMMITMENTS AND CONTINGENCIES

As of December 31, 2022, the Company has agreed to provide a $60.0 million guarantee in respect of the performance of its subsidiaries, and two subsidiaries of an affiliate of Hemen, under a bunker supply arrangement with TFG Marine. As of December 31, 2022, there are no amounts payable under this guarantee. In addition, should TFG Marine be required to provide
Frontline Plc – Annual Report and Financial Statements 2022

a parent company guarantee to its bunker suppliers or finance providers then for any guarantee that is provided by the Trafigura Group and becomes payable, Frontline shall pay a pro rata amount based on its share of the equity in TFG Marine. The maximum liability under this guarantee is $6.0 million and there are no amounts payable under this guarantee as at December 31, 2022.

As of December 31, 2022, the Company has committed to the purchase of scrubber equipment from Clean Marine AS, a related party, for two vessels owned by the Company, with a remaining financial commitment of $0.7 million, excluding installation costs, due in 2023. The Company has paid $6.5 million to Clean Marine AS for scrubber equipment in the year ended December 31, 2022.

As of December 31, 2022, the Company has entered into two forward bunker purchase arrangements with TFG Marine, a related party, for the delivery of 1,000 MT of low sulfur bunker fuel per month and 1,000 MT of high sulfur bunker fuel per month for delivery in January 2023 to December 2023. The contracts obligate the Company to purchase and take delivery of the physical fuel at a price of $650 per MT of low sulfur bunker fuel and $465 per MT of high sulfur bunker fuel. As of December 31, 2022, the remaining commitments amounted to $13.4 million, all of which is expected to be paid in 2023.

As of December 31, 2022, total installments of $45.1 million had been paid in connection with the Company’s remaining newbuilding program, and remaining commitments amounted to $144.8 million which were paid in January 2023, of which $130.0 million was financed by committed term loan facilities.

The Company insures the legal liability risks for its shipping activities with mutual protection and indemnity associations, who are members of the International Group of P&I Clubs. As a member of these mutual associations, the Company is subject to calls payable to the associations based on the Company’s claims record in addition to the claims records of all other members of the associations. A contingent liability exists to the extent that the claims records of the members of the associations in the aggregate show significant deterioration, which result in additional calls on the members.

The Company is a party, as plaintiff or defendant, to several lawsuits in various jurisdictions for unpaid charter hire, demurrage, damages, off-hire and other claims and commercial disputes arising from the operation of its vessels, in the ordinary course of business or in connection with its acquisition activities. The Company believes that the resolution of such claims will not have a material adverse effect on the Company’s operations or financial condition individually and in the aggregate.

Following assignments of two property leases in 2015, each to a related party, the Company through one of its subsidiaries has guaranteed the remaining outstanding payments due under the leases of $1.8 million as of December 31, 2022 (2021: $3.2 million). The Company does not believe that it will be required to make any payments under these guarantees and has not recorded a liability in the statement of financial position in this respect.

25.          GROUP ENTITIES

Name	Country of Incorporation	Ownership and Voting Percentage
Frontline Management (Bermuda) Ltd	Bermuda	100%
Frontline Corporate Services Ltd	United Kingdom	100%
Frontline Management AS	Norway	100%
Frontline 2012 Ltd.	Bermuda	100%
Frontline Chartering Services Inc.	Liberia	100%
Frontline Shipping Singapore Pte Ltd.	Singapore	100%
Frontfleet Ltd	Bermuda	100%
Frontfleet II Ltd	Bermuda	100%
Front Thor Inc.	Liberia	100%
Front Odin Inc.	Liberia	100%
Front Loki Inc.	Liberia	100%
Front Njord Inc.	Liberia	100%
Front Ull Inc	Liberia	100%
Front Idun Inc	Liberia	100%
Frontline Plc – Annual Report and Financial Statements 2022

Front King Inc.	Liberia	100%
Front Queen Inc.	Liberia	100%
Front Sovereign Inc.	Liberia	100%
Front Monarch Inc.	Liberia	100%
Front Eminence Inc.	Liberia	100%
Front Endurance Inc.	Liberia	100%
Front Duke Inc.	Republic of the Marshall Islands	100%
Front Brage Inc.	Liberia	100%
Front Balder Inc.	Liberia	100%
Front Challenger Inc.	Liberia	100%
Front Crown Inc.	Liberia	100%
Front Coral Inc.	Liberia	100%
Front Crystal II Inc.	Liberia	100%
Front Classic Inc.	Liberia	100%
Front Clipper Inc.	Liberia	100%
Front Cosmos Inc.	Liberia	100%
Front Cascade Inc.	Liberia	100%
Front Duchess Inc.	Republic of the Marshall Islands	100%
Sea Hull L0037 Corp.	Liberia	100%
Sea Hull L0044 Corp.	Liberia	100%
Sea Hull L0045 Corp.	Liberia	100%
Sea Hull L0046 Corp.	Liberia	100%
Front Cheetah Inc.	Liberia	100%
Front Cougar Inc.	Liberia	100%
Front Aphrodite Inc.	Liberia	100%
Front Athena Inc.	Liberia	100%
Front Hebe Inc.	Liberia	100%
Front Hera Inc.	Liberia	100%
Front Altair Inc.	Liberia	100%
Front Antares Inc	Liberia	100%
Front Vega Inc.	Liberia	100%
Front Sirius Inc.	Liberia	100%
Front Castor Inc.	Liberia	100%
Front Pollux Inc.	Liberia	100%
Front Capella Inc.	Liberia	100%
Front Polaris Inc.	Liberia	100%
Front Earl Inc.	Liberia	100%
Front Empire Inc.	Liberia	100%
Front Prince I Inc.	Liberia	100%
Front Princess I Inc.	Liberia	100%
Front Defender Inc.	Liberia	100%
Front Discovery Inc.	Liberia	100%
Front Cruiser Inc.	Liberia	100%
Front Dynamic I Inc.	Liberia	100%
Front Favour Inc.	Republic of the Marshall Islands	100%
Front Feature Inc.	Republic of the Marshall Islands	100%
Front Future Inc.	Liberia	100%
Frontline Plc – Annual Report and Financial Statements 2022

Front Fusion Inc.	Liberia	100%
White Flag Ventures XXXVI LLC	Republic of the Marshall Islands	100%
White Flag Ventures XXXIX LLC	Republic of the Marshall Islands	100%
White Flag Ventures XL LLC	Republic of the Marshall Islands	100%
White Flag Ventures XLI LLC	Republic of the Marshall Islands	100%
White Flag Ventures XLII LLC	Republic of the Marshall Islands	100%
White Flag Ventures XLIII LLC	Republic of the Marshall Islands	100%
White Flag Ventures XLIV LLC	Republic of the Marshall Islands	100%
White Flag Ventures XLV LLC	Republic of the Marshall Islands	100%
White Flag Ventures XLVI LLC	Republic of the Marshall Islands	100%
White Flag Ventures XLVII LLC	Republic of the Marshall Islands	100%
Hull 3240 Inc.	Republic of the Marshall Islands	100%
Hull 3241 Inc.	Republic of the Marshall Islands	100%
Hull 3283 Inc.	Republic of the Marshall Islands	100%
Hull 3284 Inc.	Republic of the Marshall Islands	100%
Hull 3285 Inc.	Republic of the Marshall Islands	100%
Hull 3286 Inc.	Republic of the Marshall Islands	100%
Front Driva Inc.	Republic of the Marshall Islands	100%
Front Nausta Inc.	Republic of the Marshall Islands	100%
Frontfleet Chartering Inc.	Republic of the Marshall Islands	100%

26.          SUBSEQUENT EVENTS

In January 2023, the Company took delivery of the VLCC newbuilding, Front Orkla, from HHI and drew down $65.0 million under its senior secured term loan facility with Crédit Agricole to partially finance the delivery. The facility has a tenor of five years, carries an interest rate of LIBOR plus a margin of 170 basis points and has an amortization profile of 18 years commencing on the delivery date from the yard. The facility was fully drawn down in January 2023.

In January 2023, the Company took delivery of the VLCC newbuilding, Front Tyne, from HHI and drew down $65.0 million under its senior secured term loan facility with KFW to partially finance the delivery. The facility has a tenor of five years, carries an interest rate of LIBOR plus a margin of 170 basis points and has an amortization profile of 20 years commencing on the delivery date from the yard. The facility was fully drawn down in January 2023.

In January 2023, the Company sold the 2009-built VLCC, Front Eminence, and the 2009-built Suezmax tanker, Front Balder, for gross proceeds of approximately $61.0 million and $39.5 million, respectively. The vessels were delivered to the new owners in January and February, respectively. After repayment of existing debt on the vessels, the transactions are expected to generate net cash proceeds of approximately $63.6 million, and the Company expects to record a gain on sale of approximately $9.7 million and $2.0 million, respectively, in the first quarter of 2023.

In January 2023, the Company terminated a combination agreement (the “Combination Agreement”) for a stock-for-stock combination with Euronav based on an exchange ratio of 1.45 Frontline shares for every 1.0 Euronav share, as certain conditions and assumptions under the Agreement were not met. On January 18, 2023 Frontline received from Euronav an emergency arbitration request for urgent interim and conservatory measures. On February 7, 2023 the emergency arbitration claims filed by Euronav were fully dismissed by the Emergency Arbitrator and Euronav was ordered to reimburse all costs incurred by Frontline.

On January 28, 2023, the Company received from Euronav an arbitration request for proceedings on the merits of the termination. The arbitral tribunal has been constituted and a timetable for the arbitration will be set in principle by the end of April 2023. Frontline once again maintains that its decision to terminate the Combination Agreement was entirely lawful.

In February 2023, the Company received $1.4 million in loan repayment and $7.3 million in dividends from TFG Marine.

In February 2023, the Company repaid $60.0 million of its $275.0 million senior unsecured credit facility with an affiliate of Hemen. Up to $125.3 million remains available following the repayment.
Frontline Plc – Annual Report and Financial Statements 2022

In March 2023, the Company entered into eight forward bunker purchase arrangements with TFG Marine, a related party, which obligate the Company to purchase and take delivery of minimum quantities of low sulfur and high sulfur bunker fuel, at fixed prices, over the period from June 2023 to December 2024. The total commitment amounted to $37.1 million, $13.2 million of which is expected to be paid in 2023 and $23.9 million of which is expected to be paid in 2024.

Frontline Plc – Annual Report and Financial Statements 2022

Frontline Plc – Annual Report and Financial Statements 2022

Frontline plc
Parent company financial statements and notes

Statements of Profit or Loss for the years ended December 31, 2022 and 2021
(in thousands of $)
	Note	2022	2021

Share of net profit/(loss) from subsidiaries accounted for using the equity method	8	449,647	(22,047)
Dividends received	5, 6	1,579	18,367
		451,226	(3,680)
Operating expenses
Administrative expenses	3	20,543	5,445
Total operating expenses		20,543	5,445
Net operating income (loss)		430,683	(9,125)
Other expenses
Net finance expense	4	(13,267)	(8,229)
Gain on marketable securities	6	58,129	6,848
Total other expenses		44,862	(1,381)
Profit (loss) before income taxes		475,545	(10,506)
Income tax expense	5	(8)	(4,455)
Profit (loss) for the period		475,537	(14,961)

Profit (loss) attributable to the shareholders of Frontline plc		475,537	(14,961)

See accompanying Notes that are an integral part of these Financial Statements.

Frontline Plc – Annual Report and Financial Statements 2022

Frontline plc
Parent company financial statements and notes

Statements of Comprehensive Income for the years ended December 31, 2022 and 2021
(in thousands of $)
	Note	2022	2021
Comprehensive income (loss)
Profit (loss) for the period		475,537	(14,961)
Items that may be reclassified to profit or loss:
Foreign currency translation gain		226	28
Other comprehensive income (loss)		226	28
Comprehensive income (loss)		475,763	(14,933)

Comprehensive income (loss) attributable to the shareholders of Frontline plc		475,763	(14,933)

See accompanying Notes that are an integral part of these Financial Statements.

Frontline Plc – Annual Report and Financial Statements 2022

Frontline plc
Parent company financial statements and notes

Statements of Financial Position as of December 31, 2022 and 2021 and January 1, 2021
(in thousands of $)
	Note	December 31, 2022	December 31, 2021	January 1, 2021
ASSETS
Current Assets
Cash and cash equivalents		1,643	3,096	2,396
Restricted cash	10	—	—	1,538
Marketable securities	6	235,511	1,895	5,926
Trade and other receivables	7	568	874	6,002
Total current assets		237,722	5,865	15,862
Non-current assets
Investments in subsidiaries	8	2,244,345	1,853,624	1,660,406
Total assets		2,482,067	1,859,489	1,676,268
LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current portion of long-term debt	10	2,184	2,184	66,876
Trade and other payables	9	8,123	4,736	3,779
Total current liabilities		10,307	6,920	70,655
Non-current liabilities
Long-term debt	10	209,700	209,700	—
Other non-current payables	9	1,689	356	276
Total liabilities		221,696	216,976	70,931

Equity
Share capital		222,623	203,531	197,692
Additional paid in capital		604,687	448,291	402,021
Contributed surplus		1,004,094	1,004,094	1,004,094
Accumulated other reserves		454	228	200
Retained earnings (deficit)		428,513	(13,631)	1,330
Total equity attributable to the shareholders of Frontline plc		2,260,371	1,642,513	1,605,337
Total liabilities and equity		2,482,067	1,859,489	1,676,268

See accompanying Notes that are an integral part of these Financial Statements.

On April 27, 2023, the Board of Directors of Frontline Plc authorized these parent company financial statements for issue.

Frontline Plc – Annual Report and Financial Statements 2022

Frontline plc
Parent company financial statements and notes

Statements of Cash Flows for the years ended December 31, 2022 and 2021
(in thousands of $)
	Note	2022	2021
Profit (loss) for the year		475,537	(14,961)
Adjustments to reconcile profit (loss) for the period to net cash provided by operating activities:
Net finance expense	4	13,267	8,229
Share of results from subsidiaries	8	(449,647)	22,047
Gain on marketable securities	6	(58,129)	(6,848)
Changes in operating assets and liabilities:
Trade and other receivables	7	304	5,130
Trade and other payables	9	4,721	1,036
Change in restricted cash	10	—	1,538
Other		(2,684)	32
Distributions received from subsidiaries	8	113,599	59,923
Interest paid		(13,288)	(6,695)
Interest received		29	1
Net cash provided by (used in) operating activities		83,709	69,432
Investing activities
Purchase of shares	6	—	(357)
Contributions paid to subsidiaries	8	(51,769)	(275,169)
Proceeds from sale of marketable securities	6	—	11,236
Net cash used in investing activities		(51,769)	(264,290)
Financing activities
Net proceeds from issuance of shares	12	—	52,109
Proceeds from issuance of debt	10	—	153,181
Repayment of debt	10	—	(9,732)
Cash dividends paid		(33,393)	—
Net cash provided by financing activities		(33,393)	195,558
Net change in cash and cash equivalents		(1,453)	700
Cash and cash equivalents at beginning of year		3,096	2,396
Cash and cash equivalents at end of year		1,643	3,096

Supplemental disclosure of cash flow information:
Income taxes paid		7	4,455

See accompanying Notes that are an integral part of these Financial Statements.
Frontline Plc – Annual Report and Financial Statements 2022

Frontline plc
Parent company financial statements and notes

Statements of Changes in Equity for the years ended December 31, 2022 and 2021
(in thousands of $, except number of shares)
	Note	2022	2021
Number of shares outstanding
Balance at the beginning of the year		203,530,979	197,692,321
Shares issued on exercise of options	12	—	339,000
Shares issued under ATM program	12	—	5,499,658
Shares issued in connection with Euronav share acquisition	12	19,091,910	—
Balance at the end of the year		222,622,889	203,530,979
Share capital
Balance at the beginning of the year		203,531	197,692
Shares issued on exercise of options	12	—	339
Shares issued under ATM program	12	—	5,500
Shares issued in connection with Euronav share acquisition	12	19,092	—
Balance at the end of the year		222,623	203,531
Additional paid in capital
Balance at the beginning of year		448,291	402,021
Stock compensation expense	13	—	(338)
Shares issued on exercise of options	12	—	1,593
Shares issued under ATM program	12	—	45,015
Shares issued in connection with Euronav share acquisition	12	156,396	—
Balance at the end of year		604,687	448,291
Contributed surplus
Balance at the beginning of year		1,004,094	1,004,094
Balance at the end of year		1,004,094	1,004,094
Accumulated other reserves
Balance at the beginning of year		228	200
Other comprehensive income (loss)		226	28
Balance at the end of year		454	228
Retained earnings (deficit)
Balance at the beginning of year		(13,631)	1,330
Profit (loss) for the period		475,537	(14,961)
Cash dividends		(33,393)	—
Balance at the end of year		428,513	(13,631)
Total equity attributable to the shareholders of Frontline plc		2,260,371	1,642,513
Total equity		2,260,371	1,642,513

See accompanying Notes that are an integral part of these Financial Statements.

Frontline Plc – Annual Report and Financial Statements 2022

Frontline plc
Parent company financial statements and notes

Notes to Financial Statements

1.          GENERAL INFORMATION

Frontline plc (formerly Frontline Ltd.), is the parent company of the Frontline plc group, the Company or Frontline, an international shipping company formerly incorporated in Bermuda as an exempted company under the Bermuda Companies Law of 1981 on June 12, 1992. At a Special General Meeting on December 20, 2022, the Company’s shareholders agreed to redomicile the Company to the Republic of Cyprus under the name of Frontline plc (the “Redomiciliation”). The Company was officially redomiciled to Cyprus on December 30, 2022.

The business, assets and liabilities of Frontline Ltd. and its subsidiaries prior to the Redomiciliation are the same as Frontline plc immediately after the Redomiciliation on a consolidated basis, as well as its fiscal year. In addition, the directors and executive officers of the Frontline plc immediately after the Redomiciliation are the same individuals who were directors and executive officers, respectively, of Frontline Ltd. immediately prior to the Redomiciliation.

Prior to the Redomiciliation, Frontline Ltd.’s ordinary shares were listed on the New York Stock Exchange (“NYSE”) and Oslo Stock Exchange (“OSE”) under the symbol “FRO.” Upon effectiveness of the Redomiciliation, the Company’s ordinary shares continue to be listed on the NYSE and OSE and commenced trading under the new name Frontline plc and new CUSIP number M46528101 and new ISIN CY0200352116 on the NYSE on January 3, 2023 and on the OSE on January 13, 2023. Frontline plc’s LEI number was not be affected by the Redomiciliation and remains the same.

Frontline plc is the holding company of equity investments in subsidiaries. Frontline plc, through its subsidiaries, operates oil tankers of two sizes: VLCCs, which are between 200,000 and 320,000 dwt, and Suezmax tankers, which are vessels between 120,000 and 170,000 dwt, and operates LR2/Aframax tankers, which are clean product tankers, and range in size from 110,000 to 115,000 dwt. Frontline plc’s subsidiaries are located in Cyprus, Bermuda, Liberia, the Marshall Islands, Norway, the United Kingdom, Singapore and China. Frontline plc, through its subsidiaries, is also involved in the charter, purchase and sale of vessels.

2.          SIGNIFICANT ACCOUNTING POLICIES

1. Basis of presentation
The parent financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“EU”).

These financial statements are the first financial statements being prepared for Frontline plc. The opening balance sheet date is January 1, 2021. No prior financial statements have been issued under another reporting standards, so no reconciliation is disclosed. The standards in effect for 2022 are applied for all periods presented.

These parent company financial statements should be read in connection with the Consolidated financial statements of Frontline, published together with these financial statements. With the exceptions described below, Frontline plc applies the accounting policies of the group, as described in Note 2 Significant Accounting Policies, and reference is made to this note for further details.

The financial statements were approved by the Board of Directors on April 27, 2023, and authorized for issue.

2. Subsidiaries
Investments in subsidiaries are accounted for using the equity method. Under the equity method of accounting, the investments are initially recognized at cost and adjusted thereafter to recognize Frontline’s share of the post-acquisition profits or losses of the subsidiary in profit or loss, and Frontline’s share of movements in other comprehensive income of the subsidiary in other comprehensive income. Where Frontline’s share of losses in an equity-accounted investment equals or exceeds its interest in the entity, Frontline does not recognize further losses, unless it has incurred obligations or made payments on behalf of the other entity. The carrying amount of equity-accounted investments is tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.
Frontline Plc – Annual Report and Financial Statements 2022

Long-term receivables for which settlement is neither planned nor likely to occur in the foreseeable future are treated as part of the equity accounted investments in subsidiaries. Dividends from subsidiaries are recognized in the separate financial statements of Frontline plc when the entity’s right to receive the dividend is established. The dividend is recognized as a reduction to the carrying amount of the investment.

3.          EXPENSES

Administrative expenses

(in thousands of $)	2022	2021
Directors fees	465	329
Stock compensation expense	4,700	153
Office and administrative expenses	3,302	3,467
Audit, legal and consultancy	12,076	1,496
	20,543	5,445

The Company had no employees in the year ended December 31, 2022 and December 31, 2021. No pensions were paid to directors or past directors. Stock compensation expense $1.2 million related to directors (2021: $0.05 million) see note 13 and note 14. The statutory auditor charged fees $0.1 million in respective of audit services for the audit of the financial statements. No other fees were charged by the statutory auditor.

4.          NET FINANCE EXPENSE

(in thousands of $)	2022	2021
Interest income	29	1
Foreign exchange gains	17	36
Finance income	46	37
Interest expense	13,288	8,254
Other financial expenses	25	12
Finance expense	13,313	8,266
Net finance expense	(13,267)	(8,229)

5.	INCOME TAXES

Certain of Frontline’s subsidiaries are tax resident in Cyprus, Singapore, China, Norway and the United Kingdom and are subject to income tax in their respective jurisdictions. The tax paid by subsidiaries of Frontline plc that are subject to income tax is included in Share of net profit/(loss) from subsidiaries accounted for using the equity method in the Statements of Profit or Loss.

Cyprus
Under the provisions of Cyprus tax laws, such income shall be included in the estimation of taxable income to be taxed at the rate of 12.5%.

Frontline plc intends to apply for treatment under the Cypriot tonnage tax system. In line with the tonnage tax legislation, Frontline plc, through its subsidiaries, will pay tax calculated on the basis of the net tonnage of the qualifying vessels the subsidiaries own, charter or manage. The option for tonnage tax should be valid for ten years.

United States
For the year ended December 31, 2022, Frontline plc did not accrue U.S. income taxes as Frontline plc is not engaged in a U.S. trade or business and is exempted from a gross basis tax under Section 883 of the U.S. Internal Revenue Code.
Frontline Plc – Annual Report and Financial Statements 2022

Under Section 863(c)(2)(A) of the Internal Revenue Code, 50% of all transportation revenue attributable to transportation which begins or ends in the United States shall be treated as from sources within the United States where no Section 883 exemption is available. Such revenue is subject to 4% tax. No revenue tax has been recorded in the year ended December 31, 2022 (2021: nil).

Other Jurisdictions
In the year ended December 31, 2021, Frontline plc received a distribution from Den Norske Krigsforsikring for Skib (“DNK”), the Norwegian Shipowners Mutual War Risk Insurance Association, in the amount of $17.9 million which was subject to withholding tax of $4.5 million which Frontline plc recognized as income tax expense in the year ended December 31, 2021.

Frontline plc does not have any unrecognized tax benefits, material accrued interest or penalties relating to income taxes.

6.          MARKETABLE SECURITIES

Marketable securities held by Frontline plc are listed equity securities accounted for fair value through profit or loss. In the year ended December 31, 2022 Frontline plc received dividends of $1.6 million (2021: $0.5 million) from its investments in marketable securities.

A summary of the movements in marketable securities for the years ended December 31, 2022 and 2021 is presented in the table below:
(in thousands of $)	2022	2021
Balance at the beginning of the year	1,895	5,926
Marketable securities acquired	167,709	357
Proceeds from sale of marketable securities	—	(11,236)
Gain on sale of marketable securities	—	7,002
Unrealized gain (loss) on marketable securities held at end of the year	65,907	(154)
Balance at the end of the year	235,511	1,895

Avance Gas
As of December 31, 2022 and 2021, Frontline plc held 329,669 shares in Avance Gas. In the year ended December 31, 2022, Frontline plc recognized an unrealized gain of $0.7 million (2021: loss of $0.3 million) in relation to the shares held in Avance Gas.

SFL
As of December 31, 2022 and 2021, Frontline plc held 73,165 shares in SFL. In the year ended December 31, 2022, Frontline plc recognized an unrealized gain of $0.1 million (2021: gain of $0.1 million) in relation to the shares held in SFL.

Golden Ocean
As of December 31, 2022 and 2021, Frontline plc held nil (2020: 837,533) shares in Golden Ocean.

In April 2021, Frontline purchased 55,959 Golden Ocean shares in connection with the exercise of subscription rights in the subsequent offering for $0.4 million. In the year ended December 31, 2021 Frontline plc sold all Golden Ocean shares and recognized a gain on marketable securities sold of $7.0 million.

Euronav
On May 28, 2022, Frontline announced that it agreed to acquire in privately negotiated share exchange transactions with certain shareholders of Euronav a total of 5,955,705 shares in Euronav, representing 2.95% of the outstanding shares in Euronav as of this date, in exchange for a total of 8,337,986 ordinary shares of Frontline. Frontline received the $0.06 dividend per share that was paid on June 8, 2022 by Euronav in respect of these 5,955,705 shares.

On June 10, 2022, Frontline announced that it agreed to acquire in privately negotiated transactions with certain shareholders of Euronav a total of 7,708,908 shares in Euronav, representing 3.82% of the outstanding shares in Euronav as of this date, in exchange for a total of 10,753,924 shares in Frontline.
Frontline Plc – Annual Report and Financial Statements 2022

In connection with the above-referenced privately negotiated share exchange transactions, Frontline entered into a share lending arrangement with Hemen to facilitate settlement of such transactions. Pursuant to such arrangement Hemen delivered an aggregate of 19,091,910 Frontline shares to the exchanging Euronav holders in June 2022 and Frontline agreed to issue to Hemen the same number of shares of Frontline in full satisfaction of the share lending arrangement. The shares were issued to Hemen in August 2022.

As of December 31, 2022, the Company held 13,664,613 shares in Euronav, as a result of the above transactions. The acquired shares were initially recognized at their fair value of $167.7 million and the Company recorded a realized loss of $7.8 million in relation to these transactions, being the difference between the transaction price to acquire these shares and their fair value as of the transaction dates. The transaction price paid to acquire these shares was $175.5 million, which was the fair value of the Frontline’s shares as of the transaction dates.

Based on the Euronav share price as of December 31, 2022, the fair value of the shares held in Euronav was $232.8 million, which resulted in an unrealized gain of $65.1 million in relation to the shared held in Euronav.

7.          TRADE AND OTHER RECEIVABLES

(in thousands of $)	December 31, 2022	December 31, 2021	January 1, 2021
Prepaid expenses	509	569	165
Related party receivables	9	252	161
Other receivables	50	53	5,676
Total trade and other receivables	568	874	6,002

Other receivables are presented net of allowances for doubtful accounts amounting to nil as of December 31, 2022 (December 31, 2021: nil, January 1, 2021: nil).

8.          INVESTMENTS IN SUBSIDIARIES

A summary of the movements in investments in subsidiaries for the years ended December 31, 2022 and 2021 is presented in the table below:

(in thousands of $)	2022	2021
Balance at the beginning of the year	1,853,624	1,660,406
Net income/(loss) from subsidiaries	449,647	(22,047)
Foreign currency translation effects	2,904	19
Distributions paid to parent company	(113,599)	(59,923)
Contributions received from parent company	51,769	275,169
Balance at the end of the year	2,244,345	1,853,624

All Frontline plc’s subsidiaries are wholly owned. See Note 25 Group Entities in the Consolidated Financial Statements for a table with Frontline plc’s subsidiaries for the years 2022 and 2021.

9.          TRADE AND OTHER PAYABLES
Frontline Plc – Annual Report and Financial Statements 2022

(in thousands of $)	December 31, 2022	December 31, 2021	January 1, 2021
Trade payables	1,345	56	—
Accrued administrative expenses	3,158	1,092	653
Related party payables	—	3,335	1,801
Other	3,620	253	1,325
Total current trade and other payables	8,123	4,736	3,779
Other	1,689	356	276
Total other non-current payables	1,689	356	276

10.          INTEREST BEARING LOANS AND BORROWINGS

A summary of outstanding debt as of December 31, 2022 and 2021 and January 1, 2021 is as follows:

(in thousands of $)	December 31, 2022	December 31, 2021	January 1, 2021
U.S. dollar denominated fixed rate debt
$275.0 million revolving credit facility	209,700	209,700	60,000
Total U.S. dollar denominated fixed rate debt	209,700	209,700	60,000
Secured borrowings	—	—	6,251
Accrued interest expense	2,184	2,184	625
Total debt	211,884	211,884	66,876
Short-term debt and current portion of long-term debt	2,184	2,184	66,876
Long-term portion of debt	209,700	209,700	—

Movements in the year ended December 31, 2022 are summarized as follows:

(in thousands of $)	December 31, 2021	Proceeds	Repayments	December 31, 2022
U.S. dollar denominated fixed rate debt
$275.0 million revolving credit facility	209,700	—	—	209,700
Total U.S. dollar denominated fixed rate debt	209,700	—	—	209,700
Accrued interest expense	2,184			2,184
Total debt	211,884	—	—	211,884
Short-term debt and current portion of long-term debt	2,184			2,184
Long-term portion of debt	209,700	—	—	209,700

Movements in the year ended December 31, 2021 are summarized as follows:

(in thousands of $)	January 1, 2021	Proceeds	Repayments	December 31, 2021
U.S. dollar denominated fixed rate debt
$275.0 million revolving credit facility	60,000	149,700	—	209,700
Total U.S. dollar denominated fixed rate debt	60,000	149,700	—	209,700
Secured borrowings	6,251	3,481	(9,732)	—
Accrued interest expense	625			2,184
Total debt	66,876	153,181	(9,732)	211,884
Short-term debt and current portion of long-term debt	625			2,184
Long-term portion of debt	66,251	153,181	(9,732)	209,700

Frontline Plc – Annual Report and Financial Statements 2022

$275.0 million revolving credit facility
In June 2016, Frontline plc signed a $275.0 million senior unsecured facility agreement with an affiliate of Hemen, Frontline’s largest shareholder. The original facility carried an interest rate of 6.25% and was available to Frontline plc for a period of 18 months from the first utilization date and was repayable in full on the 18 months anniversary of the first utilization date. There were no scheduled loan repayments before this date. The facility does not include any financial covenants.

As of January 1, 2021, Frontline plc had an outstanding balance of $60.0 million and up to $215.0 million remained available and undrawn under this facility. The balance outstanding was included in short-term debt as of January 1, 2021.

In February 2021, Frontline plc extended the terms of the facility by 12 months to May 2022. In November 2021, Frontline plc extended the terms of the facility by 12 months to May 2023. In the year ended December 31, 2021, Frontline plc drew down $149.7 million under the facility to part finance Frontline plc’s subsidiary activities and general corporate purposes. As of December 31, 2021, $65.3 million remained available and undrawn under this facility. The balance outstanding of $209.7 million was included in long-term debt as of December 31, 2021.

In November 2022, Frontline plc extended the facility by 12 months to May 2024 at an interest rate of 8.50% and otherwise on same terms. The balance outstanding of $209.7 million is included in long-term debt as of December 31, 2022.

Secured borrowings
As of January 1, 2021, Frontline plc had entered into a forward contract to repurchase the shares of Golden Ocean in March 2021 for $6.2 million, with the shares recorded in marketable securities and a liability recorded as of January 1, 2021 within short-term debt for $6.3 million, after adjusting for the effect of foreign exchange. Frontline plc was required to post collateral of 20% of the total repurchase price for the duration of the agreement which was held in restricted cash as of January 1, 2021. In the year ended December 31, 2021, Frontline plc sold the Golden Ocean shares previously held as marketable securities.

Frontline plc paid no debt issuance costs in the year ended December 31, 2022 (2021: nil).

11.          FINANCIAL INSTRUMENTS - FAIR VALUES AND RISK MANAGEMENT

Accounting classifications and fair values

The following tables show the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy.
	December 31, 2022		December 31, 2021		January 1, 2021
(in thousands of $)	Carrying Value	Fair Value	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets measured at fair value through profit or loss
Marketable securities	235,511	235,511	1,895	1,895	5,926	5,926
Financial assets not measured at fair value
Cash and cash equivalents	1,643	1,643	3,096	3,096	2,396	2,396
Restricted cash	—	—	—	—	1,538	1,538
Trade and other receivables	568	568	874	874	6,002	6,002
Financial liabilities not measured at fair value
Trade and other payables	9,812	9,812	5,092	5,092	4,055	4,055
Fixed rate debt	211,884	212,203	211,884	206,552	66,876	65,348

Frontline Plc – Annual Report and Financial Statements 2022

(in thousands of $)	Dec 31, 2022 Fair Value	Level 1	Level 2	Level 3
Financial assets measured at fair value through profit or loss
Marketable securities	235,511	235,511	—	—
Financial assets not measured at fair value
Cash and cash equivalents	1,643	1,643	—	—
Financial liabilities not measured at fair value
Fixed rate debt	212,203	—	—	212,203

(in thousands of $)	Dec 31, 2021 Fair Value	Level 1	Level 2	Level 3
Financial assets measured at fair value through profit or loss
Marketable securities	1,895	1,895	—	—
Financial assets not measured at fair value
Cash and cash equivalents	3,096	3,096	—	—
Financial liabilities not measured at fair value
Fixed rate debt	206,552	—	—	206,552

(in thousands of $)	Jan 1, 2021 Fair Value	Level 1	Level 2	Level 3
Financial assets measured at fair value through profit or loss
Marketable securities	5,926	5,926	—	—
Financial assets not measured at fair value
Cash and cash equivalents	2,396	2,396	—	—
Restricted cash	1,538	1,538	—	—
Financial liabilities not measured at fair value
Fixed rate debt	65,348	—	6,251	59,097

Measurement of fair values

Valuation techniques and significant unobservable inputs

The following tables show the valuation techniques used in measuring Level 1, Level 2 and Level 3 fair values, as well as the significant unobservable inputs that were used.
Financial instruments measured at fair value
Type	Valuation Techniques	Significant unobservable inputs
Marketable securities	Fair value was determined based on the actual trading of the securities.	Not applicable.

Financial instruments not measured at fair value
Type	Valuation Techniques	Significant unobservable inputs
Fixed rate debt	Discounted cash flow.	Discount rate.

Marketable securities are listed equity securities for which the fair value as of the statement of financial position date is the aggregate market value based on quoted market prices (level 1).

Transfers between Level 1, 2 and 3
Frontline Plc – Annual Report and Financial Statements 2022

There were no transfers between these levels in 2022 and 2021.

Financial risk management

In the course of its normal business, Frontline plc is exposed to the following risks:

•	Credit risk
•	Liquidity risk
•	Market risk (interest rate risk, foreign currency risk and price risk)

Frontline plc’s activities do not substantially differ from the Frontline’s group. See Note 20 Financial Instruments - Fair Values And Risk Management in the Consolidated financial statements.

The following are the remaining contractual maturities of financial liabilities:

		Contractual cash flows at December 31, 2022
(in thousands of $)	Carrying Value	Total	Less than 1 year	Between 1 and 5 years	More than 5 years
Non derivative financial liabilities
Fixed rate debt	211,884	211,884	2,184	209,700	—
Trade and other payables	8,123	8,123	8,123	—	—

		Contractual cash flows at December 31, 2021
(in thousands of $)	Carrying Value	Total	Less than 1 year	Between 1 and 5 years	More than 5 years
Non derivative financial liabilities
Fixed rate debt	211,884	211,884	2,184	209,700	—
Trade and other payables	4,736	4,736	4,736	—	—

		Contractual cash flows at January 1, 2021
(in thousands of $)	Carrying Value	Total	Less than 1 year	Between 1 and 5 years	More than 5 years
Non derivative financial liabilities
Fixed rate debt	66,876	66,876	66,876	—	—
Trade and other payables	3,779	3,779	3,779	—	—

12.          SHARE CAPITAL

Authorized capitalization

The authorized share capital of Frontline plc as of December 31, 2022 is $600,000,000 (2021: $500,000,000) divided into 600,000,000 shares (2021: 500,000,000) of $1.00 par value each, of which 222,622,889 shares (December 31, 2021: 203,530,979 shares and January 1, 2020: 197,692,321 shares) of $1.00 par value each are in issue and fully paid.

ATM program

In June 2020, Frontline plc entered into an equity distribution agreement with Morgan Stanley & Co. LLC for the offer and sale of up to $100.0 million of ordinary shares of the Company through an at-the-market offering program. In the year ended December 31, 2021, the Company issued 5,499,658 shares for combined gross proceeds of $51.2 million.

Share options
Frontline Plc – Annual Report and Financial Statements 2022

In the year ended December 31, 2021, Frontline plc issued 339,000 ordinary shares under its share option scheme at a strike price of $5.70 per share. The shares were issued to John Fredriksen (198,000 shares), Inger M. Klemp (120,000 shares), and Ola Lorentzon (21,000 shares).

Euronav share acquisition

On May 28, 2022, Frontline announced that it agreed to acquire in privately negotiated share exchange transactions with certain shareholders of Euronav a total of 5,955,705 shares in Euronav, representing 2.95% of the outstanding shares in Euronav as of this date, in exchange for a total of 8,337,986 ordinary shares of Frontline. Frontline received the $0.06 dividend that was paid on June 8, 2022 by Euronav in respect of these 5,955,705 shares.

On June 10, 2022, Frontline announced that it agreed to acquire in privately negotiated transactions with certain shareholders of Euronav a total of 7,708,908 shares in Euronav, representing 3.82% of the outstanding shares in Euronav as of this date, in exchange for a total of 10,753,924 shares in Frontline.

As of December 31, 2022, Frontline had acquired 13,664,613 shares in Euronav as a result of the above transactions. The transaction price paid to acquire these shares was $175.5 million, which was the fair value of the shares acquired as of the transaction dates.

In connection with the above-referenced privately negotiated share exchange transactions, Frontline entered into a share lending arrangement with Hemen to facilitate settlement of such transactions. Pursuant to such arrangement Hemen delivered an aggregate of 19,091,910 Frontline shares to the exchanging Euronav holders in June 2022 and Frontline agreed to issue to Hemen the same number of Frontline shares in full satisfaction of the share lending arrangement. This share issuance to Hemen was completed in August 2022.

The following table summarizes the movement in the number of shares outstanding during the years ended December 31, 2022 and December 31, 2021;
Outstanding shares at January 1, 2021	197,692,321
Shares issued under at-the-market offering program	5,499,658
Shares issued on exercise of options	339,000
Outstanding shares at December 31, 2021	203,530,979
Shares issued in connection with Euronav share acquisition	19,091,910
Outstanding shares at December 31, 2022	222,622,889

13.          SHARE OPTIONS

Frontline plc’s share option scheme, or Frontline Scheme, permits the Board of Directors, at its discretion, to grant options to acquire shares in Frontline plc to employees and directors of Frontline plc or its subsidiaries. The subscription price for all options granted under the scheme is reduced by the amount of all dividends declared by Frontline plc in the period from the date of grant until the date the option is exercised, provided the subscription price is never reduced below the par value of the share. The vesting periods of options granted under the Frontline Scheme will be specific to each grant. There is no maximum number of shares authorized for awards of equity share options and authorized, unissued or treasury shares of Frontline plc may be used to satisfy exercised options.

In July 2016, Frontline plc granted 1,170,000 share options, with an exercise price of $8.00 per share, to directors and officers in accordance with the terms of the Frontline Scheme. One third of the options vested over one year, one third vested over two years and one third vested over three years. The options had a five year term which expired in July 2021.

In November 2018, Frontline plc granted 180,000 share options, with an exercise price of $7.40 per share, to employees in accordance with the terms of the Frontline Scheme. All options vested in July 2019. The options had a thirty-three month term which expired in July 2021.
Frontline Plc – Annual Report and Financial Statements 2022

In December 2021, the Board of Directors approved the grant of 1,280,000 synthetic options to employees and board members according to the rules of Frontline plc’s synthetic option scheme approved on December 7, 2021. The synthetic options  have a five year term expiring in December 2026. The vesting period is 12 months for the first 27.5% of options, 24 months for the next 27.5% of options and 36 months for the final 45% of options. The synthetic options will be settled in cash based on the difference between the market price of the Company’s shares and the exercise price on the date of exercise, and as such, have been classified as a liability.

The fair value of the granted option awards was estimated on the date of grant using a Black-Scholes option valuation model with the following assumptions:
	July 2016	November 2018	December 2021
Risk free interest rate	0.69%	2.78%	1.04%
Expected life (years)	3.5	1.6	3.4
Expected volatility	79.80%	38.24%	58.42%
Expected dividend yield	0.00%	0.00%	0.00%

The risk-free interest rate was estimated using the interest rate on three year U.S. treasury zero coupon issues for the options granted in July 2016 and December 2021 and on prorated one to two and year U.S. treasury zero coupon issues for the options granted in November 2018. The volatility was estimated using historical share price data. The dividend yield was estimated at 0% as the exercise price is reduced by all dividends declared by Frontline plc from the date of grant to the exercise date. It was assumed that all of the options granted in July 2016, November 2018 and December 2021 will vest.

Exercises and forfeitures of July 2016 and November 2018 grants
The initial exercise price for the options granted in July 2016 and November 2018 was reduced by the amount of dividends paid after the date of grants. As of December 31, 2022 and 2021 1,350,000 of these options had vested. As of December 31, 2022 and 2021 43,000 of these options had been forfeited. In the year ended December 31, 2022, no options were exercised. In the year ended December 31, 2021, 339,000 options were exercised and Frontline plc issued 339,000 shares for proceeds of $1.9 million. In the year ended December 31, 2021, 130,000 options were exercised and settled for a cash payment of $0.3 million. As of December 31, 2022 and 2021, no options remained exercisable. As of December 31, 2022 and 2021, there was no unrecognized stock compensation expense related to non-vested options. No stock compensation expense was recognized in the years ended December 31, 2022 and 2021.

The weighted average grant-date fair value of the options granted in 2016 was $4.06 per share and $1.53 per share for the options granted in 2018.

Exercises and forfeitures of December 2021 grant
The initial exercise price for the synthetic options granted in December 2021 was reduced by the amount of dividends paid after the date of grant. As of December 31, 2022, 330,000 of these options had vested. As of December 31, 2022, 80,000 options had been forfeited and no options were exercised. As of December 31, 2022, 330,000 options remained exercisable. The subsequent remeasurement of fair value of the synthetic options resulted in an expense of $4.7 million (2021: $0.2 million) was recognized in the year ended December 31, 2022.

As of December 31, 2022, the weighted average exercise price of these options was $7.64 and the Company’s share price was $12.14.

The weighted average fair value of the options granted in 2021 was $6.54 per share. The synthetic options had a fair value of $8.4 million (2021: $3.3 million) as of December 31, 2022 and Frontline plc recorded a liability of $4.9 million (2021: $0.2 million) as of December 31, 2022 in the Consolidated Statements of Financial Position. The intrinsic value of liabilities which had vested as of December 31, 2022 was $1.7 million (2021: nil).

14.          RELATED PARTY TRANSACTIONS  AND AFFILIATED COMPANIES

Frontline plc, through its subsidiaries, transact business with the following related parties and affiliated companies, being companies in which Hemen and companies associated with Hemen have significant influence or control: SFL, Seatankers Management Norway AS, Seatankers Management Co. Ltd, Golden Ocean, Alta Trading UK Limited, Archer Limited, Flex LNG Ltd, Avance Gas and Front Ocean Management AS.
Frontline Plc – Annual Report and Financial Statements 2022

A summary of Frontline plc’s subsidiary transactions with related parties is provided in note 23 of the Consolidated Financial Statements of Frontline.

Transactions with other affiliates of Hemen

In June 2016, Frontline plc signed a $275.0 million senior unsecured facility agreement with an affiliate of Hemen, its largest shareholder. As of January 1, 2021, up to $215.0 million remained available and undrawn. In November 2021, Frontline plc extended the terms of the facility by 12 months to May 2023. In the year ended December 31, 2021, Frontline plc drew down $149.7 million under the facility to finance its subsidiaries and for general corporate purposes. In November 2022, Frontline plc extended the terms of the facility by 12 months to May 2024 at an interest rate of 8.50% and otherwise on same terms. As of December 31, 2022, $209.7 million (2021: $209.7 million) drawn from this facility has been recorded as long-term debt. In the year ended December 31, 2022, Frontline plc recognized interest expense of $13.3 million (2021: $8.2 million).

Related party balances

A summary of balances due from related parties at December 31, 2022 and 2021 and January 1, 2021 is as follows:
(in thousands of $)	December 31, 2022	December 31, 2021	January 1, 2021
SFL	—	171	63
Golden Ocean	—	70	64
Other related parties	9	11	34
	9	252	161

A summary of balances due to related parties at December 31, 2022, 2021 and January 1, 2021 is as follows:
(in thousands of $)	December 31, 2022	December 31, 2021	January 1 , 2021
SFL	—	781	181
Seatankers Management Co. Ltd	—	—	914
Golden Ocean	—	2,255	432
Flex LNG Ltd	—	165	111
Avance Gas	—	134	163
	—	3,335	1,801

Transactions with key management personnel

The total amount of the remuneration earned by all directors and key management personnel for their services as follows:
(in thousands of $)	2022	2021
Total remuneration	3,144	329

The Directors annually review the remuneration of the members of key management personnel. Directors’ fees are approved annually by the AGM. Total remuneration consists of a fixed and a variable component and can be summarized as follows:
(in thousands of $)	2022	2021
Total fixed remuneration	465	329
Total variable remuneration	2,679	96
of which:
Share based payments	2,679	96

In July 2021, the Company issued 339,000 ordinary shares under its share option scheme at a strike price of $5.70 per share. The shares were issued to John Fredriksen (198,000 shares), Inger M. Klemp (120,000 shares), and Ola Lorentzon (21,000 shares).
Frontline Plc – Annual Report and Financial Statements 2022

In December 2021, the Board of Directors approved the grant of 1,280,000 synthetic options to employees and board members according to the rules of the Company’s synthetic option scheme approved on December 7, 2021. The synthetic options  have a five year term expiring in December 2026. The vesting period is 12 months for the first 27.5% of options, 24 months for the next 27.5% of options and 36 months for the final 45% of options. The synthetic options will be settled in cash based on the difference between the market price of Frontline’s shares and the exercise price on the date of exercise, and as such, have been classified as a liability.

15.          COMMITMENTS AND CONTINGENCIES

As of December 31, 2022, Frontline plc has agreed to provide a $60.0 million guarantee in respect of the performance of its subsidiaries, and two subsidiaries of an affiliate of Hemen, under a bunker supply arrangement with TFG Marine. As of December 31, 2022, there are no amounts payable under this guarantee. In addition, should TFG Marine be required to provide a parent company guarantee to its bunker suppliers or finance providers then for any guarantee that is provided by the Trafigura Group and becomes payable, Frontline shall pay a pro rata amount based on its share of the equity in TFG Marine. The maximum liability under this guarantee is $6.0 million and there are no amounts payable under this guarantee as at December 31, 2022.

16.          SUBSEQUENT EVENTS

In January 2023, Frontline plc terminated a combination agreement (the “Combination Agreement”) for a stock-for-stock combination with Euronav based on an exchange ratio of 1.45 Frontline shares for every 1.0 Euronav share, as certain conditions and assumptions under the Agreement were not met. On January 18, 2023 Frontline received from Euronav an emergency arbitration request for urgent interim and conservatory measures. On February 7, 2023 the emergency arbitration claims filed by Euronav were fully dismissed by the Emergency Arbitrator.

On January 28, 2023, Frontline plc received from Euronav an arbitration request for proceedings on the merits of the termination. The arbitral tribunal has been constituted and a timetable for the arbitration will be set in principle by the end of April 2023. Frontline once again maintains that its decision to terminate the Combination Agreement was entirely lawful.

In February 2023, Frontline plc repaid $60.0 million of its $275.0 million senior unsecured credit facility with an affiliate of Hemen. Up to $125.3 million remains available following the repayment.

Frontline Plc – Annual Report and Financial Statements 2022

Independent Auditor's Report

To the Members of Frontline Plc

Our opinion

In our opinion, the accompanying consolidated financial statements of Frontline Plc and its subsidiaries (together the "Group") and the parent company financial statements of Frontline Plc (the "Company") give a true and fair view of the financial position of the Group and the Company as at 31 December 2022, and of their financial performance and their cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union and the requirements of the Cyprus Companies Law, Cap. 113.

What we have audited

We have audited the consolidated financial statements and the parent company financial statements which are presented in pages 46 to 123 and comprise:

- the consolidated statements of financial position and the statements of financial position of the Company as at 31 December 2022;
- the consolidated statements of profit or loss and statements of profit or loss of the Company for the year then ended;
- the consolidated statements of comprehensive income and the statements of comprehensive income of the Company for the year then ended;
- the consolidated statements of cash flows and statements of cash flows of the Company for the year then ended;
- the consolidated statements of changes in equity and the statements of changes in equity of the Company for the year then ended; and
- the notes to the consolidated financial statements and the parent company financial statements, which include a summary of significant accounting policies.

The financial reporting framework that has been applied in the preparation of the consolidated financial statements and the parent company financial statements is International Financial Reporting Standards as adopted by the European Union and the requirements of the Cyprus Companies Law, Cap. 113.

PricewaterhouseCoopers Ltd, City House, 6 Karaiskakis Street, CY-3032 Limassol, Cyprus
P O Box 53034, CY-3300 Limassol, Cyprus
T: +357 25 - 555 000, F:+357 - 25 555 001, www.pwc.com.cy

PricewaterhouseCoopers Ltd is a private company registered in Cyprus (Reg. No.143594). Its registered office is at PwC Central, 43 Demostheni Severi Avenue, CY-1080 Nicosia. A list of the company's directors, including for individuals the present and former (if any) name and surname and nationality, if not Cypriot and for legal entities the corporate name, is kept by the Secretary of the company at its registered office. PwC refers to the Cyprus member firm, PricewaterhouseCoopers Ltd and may sometimes refer to the PwC network. Each member firm is a separate legal entity. Please see www.pwc.com/structure for further details.

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the *Auditor's Responsibilities for the Audit of the Consolidated Financial Statements and the Parent Company Financial Statements* section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We remained independent of the Group and the Company throughout the period of our appointment in accordance with the *International Ethics Standards Board for Accountants' International Code of Ethics for Professional Accountants (including International Independence Standards) (IESBA Code)* together with the ethical requirements that are relevant to our audit of the consolidated financial statements and the parent company financial statements in Cyprus and we have fulfilled our other ethical responsibilities in accordance with these requirements and the IESBA Code.

Key audit matters incorporating the most significant risks of material misstatements, including assessed risk of material misstatements due to fraud

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the consolidated financial statements and the parent company financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements and the parent company financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Key Audit Matter	How our audit addressed the Key Audit Matter
First-time adoption of IFRS as adopted by the European Union - Impairment testing As described in Notes 2 and 3 to the consolidated financial statements, following the redomiciliation of the Company to Cyprus, the Company and the Group are preparing their first financial statements in accordance with IFRS 1 "First-Time Adoption of International Financial Reporting Standards" ("IFRS 1"). Management has identified all the relevant differences. For the Group the most significant change involving judgment in relation to the adoption of IFRS 1 relates to the adoption of IAS 36 "Impairment of Assets" regarding the impairment assessment of the Group's "Newbuildings" and "Vessels and equipment" for the Group (collectively "long-lived assets held and used by the Group". The Group 's "Newbuildings" and "Vessels and equipment" were $48.5 million and $3,300.5 million, respectively, as of January 1, 2021, and, $130.6 million and $3,467.3 million, respectively, as of December 31, 2021.	Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements and parent company financial statements. These procedures included testing the effectiveness of controls related to management's impairment indicator assessment for long-lived assets held and used by the Group, including controls over development of estimated market values based on external appraisals of the newbuildings and vessels, and development of actual and budgeted net cash flows generated by the vessels. These procedures also included, among others, testing management's process for assessing impairment indicators; testing the completeness, accuracy and relevance of underlying data and evaluating the significant assumptions used by management.

Key Audit Matter	How our audit addressed the Key Audit Matter
For the Company the most significant change involving judgment in relation to the adoption of IFRS 1 relates to the adoption of IAS 36 "Impairment of Assets" regarding the impairment assessment of the Company's investment in subsidiaries since the Company has not previously prepared parent company financial statements and has applied a policy to equity account for its investments in subsidiaries. The Company's "Investment in subsidiaries" were $1,660.4 million as of January 1, 2021, and $1,853.6 million, as of December 31, 2021. Management reviews the carrying amounts of non-financial assets for potential impairment whenever events or changes in circumstances indicate that the carrying amount of the asset or cash-generating unit may not be fully recoverable. Indicators of impairments are identified based on a combination of factors which includes significant management judgments and assumptions, such as development of estimated market values based on external appraisals of the newbuildings and vessels, and developments of actual and budgeted net cash flows generated by the vessels. The principal considerations for our determination that performing procedures relating to the impairment assessment for long-lived assets held and used by the Company is a key audit matter is the significant judgment by management in assessing the impairment indicators. Further, management prepared their review of impairment indicators for the first time based on IFRS, following the transition to IFRS from its previous reporting framework, accounting principles generally accepted in the United States of America ("U.S. GAAP"). This in turn led to a high degree of auditor judgment, effort and subjectivity in performing procedures to evaluate the significant assumptions used by management, such as development of estimated market values based on external appraisals of the newbuildings and vessels, and development of actual and budgeted and discounted cash flows generated by the vessels which could also have an impact on the Company's Investment in subsidiaries.	Evaluating management's assumptions related to development of estimated market values based on external appraisals of the newbuildings and vessels, and development of actual and budgeted net cash flows generated by the vessels, involved evaluating whether the assumptions used by management were reasonable considering (i) the consistency with external market and industry data and (ii) whether the assumptions were consistent with evidence obtained in other areas of the audit. Further, we performed procedures to evaluate the conversion from U.S. GAAP to IFRS, in particular IAS 36 - Impairment of Assets. In addition, we had discussions with management on key areas of judgments used in their process and performed audit procedures including the review of accounting transition papers prepared by management, test of details of the transition adjustments, and audit of the consolidated financial statements disclosures required for first-time adoption of IFRS and related controls. We read Notes 2, 3, 12 and 13 of the consolidated financial statements and assessed the content as appropriate. No matters of consequence arose from our procedures.

Reporting on other information

The Board of Directors is responsible for the other information. The other information comprises the information included in the Statement of the Members of the Board of Directors and Other Responsible Persons of the Company for the Financial Statements, the Corporate Governance Report, the Remuneration Report and the Management Report but does not include the consolidated financial statements and the parent company financial statements and our auditor's report thereon.

Our opinion on the consolidated financial statements and the parent company financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements and the parent company financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements and the parent company financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of the Board of Directors and those charged with governance for the Consolidated Financial Statements and the Parent Company Financial Statements

The Board of Directors is responsible for the preparation of the consolidated financial statements and the parent company financial statements that give a true and fair view in accordance with International Financial Reporting Standards as adopted by the European Union and the requirements of the Cyprus Companies Law, Cap. 113, and for such internal control as the Board of Directors determines is necessary to enable the preparation of consolidated financial statements and parent company financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements and the parent company financial statements, the Board of Directors is responsible for assessing the Group's and the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Group and the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group's and the Company's financial reporting process.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements and the Parent Company Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements and the parent company financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements and the parent company financial statements.

As part of an audit in accordance with ISAs, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated financial statements and the parent company financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's and the Company's internal control.
- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Board of Directors.
- Conclude on the appropriateness of the Board of Directors' use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's and the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements and the parent company financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group and the Company to cease to continue as a going concern.
- Evaluate the overall presentation, structure and content of consolidated financial statements and parent company financial statements, including the disclosures, and whether the consolidated financial statements and parent company financial statements represent the underlying transactions and events in a manner that achieves a true and fair view.
- Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements and the parent company financial statements of the current period and are therefore the key audit matters.

Report on Other Legal and Regulatory Requirements

Pursuant to the requirements of Article 10(2) of the EU Regulation 537/2014 we provide the following information in our Independent Auditor's Report, which is required in addition to the requirements of International Standards on Auditing.

Appointment of the Auditor and Period of Engagement

We were first appointed as auditors of the Company on 20 December 2022 at the Special General Meeting of Shareholders, for the audit of the consolidated financial statements and the parent company financial statements for the year ended 31 December 2022. Our appointment represents a total period of uninterrupted engagement appointment of 1 year.

Consistency of the Additional Report to the Audit Committee

We confirm that our audit opinion on the consolidated financial statements and the parent company financial statements expressed in this report is consistent with the additional report to the Audit Committee of the Company, which we issued on 27 April 2023 in accordance with Article 11 of the EU Regulation 537/2014.

Provision of Non-audit Services

We declare that no prohibited non-audit services referred to in Article 5 of the EU Regulation 537/2014 and Section 72 of the Auditors Law of 2017 were provided. In addition, there are no non-audit services which were provided by us to the Group or to the Company and which have not been disclosed in the consolidated financial statements and the parent company financial statements or the management report.

European Single Electronic Format

We have examined the digital files of the European Single Electronic Format (ESEF) of Frontline Plc for the year ended 31 December 2022 comprising an XHTML file which includes the consolidated and parent company financial statements for the year then ended and XBRL files with the marking up carried out by the entity of the consolidated statements of financial position as at 31 December 2022, and the consolidated statements of profit or loss and, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for the year then ended, and all disclosures made to the consolidated financial statements or made by cross-reference therein to other parts of the annual financial report for the year ended 31 December 2022 that correspond to the elements of Annex II of the EU Delegated Regulation 2019/815 of 17 December 2018 of the European Commission, as amended from time to time (the "ESEF Regulation") (the "digital files").

The Board of Directors of Frontline Plc is responsible for preparing and submitting the consolidated and parent company financial statements for the year ended 31 December 2022 in accordance with the requirements set out in the ESEF Regulation.

Our responsibility is to examine the digital files prepared by the Board of Directors of Frontline Plc. According to the Audit Guidelines issued by the Institute of Certified Public Accountants of Cyprus (the "Audit Guidelines"), we are required to plan and perform our audit procedures in order to examine whether the content of the consolidated and parent company financial statements included in the digital files correspond to the consolidated and parent company financial statements we have audited, and whether the format and marking up included in the digital files have been prepared in all material respects, in accordance with the requirements of the ESEF Regulation.

In our opinion, the digital files examined correspond to the consolidated and parent company financial statements, and the consolidated financial statements included in the digital files, are presented and marked-up, in all material respects, in accordance with the requirements of the ESEF Regulation.

Other Legal Requirements

Pursuant to the additional requirements of the Auditors Law of 2017, we report the following:

- In our opinion, based on the work undertaken in the course of our audit, the management report has been prepared in accordance with the requirements of the Cyprus Companies Law, Cap. 113, and the information given is consistent with the consolidated financial statements and the parent company financial statements.
- In light of the knowledge and understanding of the Group and the Company and their environment obtained in the course of the audit, we are required to report if we have identified material misstatements in the management report. We have nothing to report in this respect.
- In our opinion, based on the work undertaken in the course of our audit, the information included in the corporate governance statement in accordance with the requirements of subparagraphs (iv) and (v) of paragraph 2(a) of Article 151 of the Cyprus Companies Law, Cap. 113, have been prepared in accordance with the requirements of the Cyprus Companies Law, Cap. 113, and is consistent with the consolidated financial statements and the parent company financial statements.
- In our opinion, based on the work undertaken in the course of our audit, the corporate governance statement includes all information referred to in subparagraphs (i), (ii), (iii), (vi) and (vii) of paragraph 2(a) of Article 151 of the Cyprus Companies Law, Cap. 113.
- In light of the knowledge and understanding of the Group and the Company and their environment obtained in the course of the audit, we are required to report if we have identified material misstatements in the corporate governance statement in relation to the information disclosed for items (iv) and (v) of subparagraph 2(a) of Article 151 of the Cyprus Companies Law, Cap. 113. We have nothing to report in this respect.

Other Matter

This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Article 10(1) of the EU Regulation 537/2014 and Section 69 of the Auditors Law of 2017 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whose knowledge this report may come to.

The consolidated financial statements of Frontline Plc, for the year ended 31 December 2021, prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") were audited by PricewaterhouseCoopers AS who expressed an unmodified opinion on those statements on 17 March 2022. PricewaterhouseCoopers Limited assumed office as statutory auditor following its redomiciliation to the Republic of Cyprus on 30 December 2022.

The engagement partner on the audit resulting in this independent auditor's report is Tasos Nolas.

Tasos Nolas
Certified Public Accountant and Registered Auditor
for and on behalf of

PricewaterhouseCoopers Limited
Certified Public Accountants and Registered Auditors

City House, 6 Karaiskakis Street,
CY-3032 Limassol, Cyprus

28 April 2023